UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

SMALL BUSINESS ISSUERS

UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Monsoon International Manufacturing & Distribution, Inc.

(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	88-0276992 (IRS Employer Identification Number)
14660 E. Manning Ave. Parlier, CA 93648 (Address of principal executive offices)	(800) 843-7798 (Issuers Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class to be registered:'s;NONE

Name of each exchange on which each class is to be registered: NONE

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:'s;

Name of each exchange on which each class is to be registered:

Common stock, $0.001 par value

Monsoon International Manufacturing & Distribution, Inc.

Form 10-SB

ALTERNATIVE 3

ITEM 1. 's;DESCRIPTION OF BUSINESS's;*

1:1 's;Forward-looking Statements's;*

1:2 's;Business Development's;*

1:3 's;Business of Issuer's;*

1:4's;Reports to Security Holders's;*

ITEM 2.'s;MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION's;*

2:1 's;Plan of Operation's;*

2:2's;Management's Discussion and Analysis of Financial Condition

's;and Results of Operations's;*

ITEM 3.'s;DESCRIPTION OF PROPERTY's;*

3:1's;Location and Condition of Property's;*

3:2's;Investment Policies's;*

3:3's;Description of Real Estate and Operating Data's;*

ITEM 4. 's;SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS's;*

4:1 's;Security Ownership of Certain Beneficial Owners's;*

4:2's;Securities Ownership of Management's;*

4:3's;Changes in Control's;*

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS's;*

5:1 's;Directors and Officers's;*

5:2's;Significant Employees's;*

5:3's;Family Relationships's;*

5:4's;Involvement in Legal Proceedings's;*

ITEM 6.'s;EXECUTIVE COMPENSATION's;*

6:1's;General's;*

6:2's;Summary Compensation Table's;*

ITEM 7. 's;CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS's;*

7:1's;Previous Two Years's;*

7:2's;Exempt's;*

7:3's;Parent Company's;*

7:4's;Transactions with Promoters's;*

ITEM 8.'s;DESCRIPTION OF SECURITIES's;*

8:1 's;Common or Preferred Stock's;*

8:2's;Debt Securities's;*

8:3's;Other Securities's;*

PART 11's;'s;*

ITEM 1.'s;MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY 's;'s;AND OTHER SHAREHOLDER MATTERS's;*

1:1's;Market Information's;*

1:2's;Holders's;*

1:3's;Dividends's;*

ITEM 2.'s;LEGAL PROCEEDINGS's;*

2:1's;Pending Legal Proceeding's;*

2:2's;Government Authority Contemplating's;*

ITEM 3.'s;CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS's;*

3:1's;Accountant Dismissed's;*

3:2's;Accountant Disclosures's;*

3:3's;Detail of Subject Matter's;*

3:4's;Discussions with Board of Directors's;*

3:5's;Accountant Authorized to Issue Subsequent Report's;*

ITEM 4.'s;RECENT SALES OF UNREGISTERED SECURITIES's;*

4:1's;Date, Title, and Amount Sold's;*

4:2's;Underwriters's;*

4:3's;Offering Price's;*

4:4's;Exemption Applied's;*

4:5's;Conversion Terms's;*

4:6's;Report Items's;*

ITEM 5.'s;INDEMNIFICATION OF DIRECTORS AND OFFICERS's;*

PART F/S's;'s;*

ITEM 1.'s;FINANCIAL STATEMENTS's;*

PART III's;'s;*

ITEM 1. INDEX TO EXHIBITS 's;*

ITEM 2.'s;DESCRIPTION OF EXHIBITS's;*

SIGNATURES's;*

ITEM 1. 's;DESCRIPTION OF BUSINESS

1:1 's;Forward-looking Statements

Certain statements made in this Registration Statement are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Monsoon International Manufacturing & Distribution, Inc., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

1:2 's;Business Development

Monsoon International Manufacturing & Distribution, Inc. (the "Company") was incorporated in the State of Nevada as Monsoon International Manufacturing & Distribution, Inc., on August 13on April 6, 1991, and is engaged in the business of manufacturing and promoting new technology in the field of energy conservation and weatherized construction, specializing in insulation and fireproofing application systems, including the design, manufacturing, selling and distribution of various types of insulation blowing equipment. On February 10, 1998, Masadi filed with the State of Colorado, Articles of Amendment to its Articles of Incorporation and changed its name to International Beverage Corporation On August 27, 1998, pursuant to a Merger Agreement, International Beverage Corporation, by way of a stock swap, merged into Monsoon International Manufacturing & Distribution, Inc. (Global). International Beverage Corporation subsequently became the surviving corporation and on August 27, 1998, changed its name to Monsoon International Manufacturing & Distribution, Inc. which is now known as the Company

Masadi Resources, Inc. ("Masadi") was incorporated in the State of Colorado on July 10, 1997. On February 10, 1998, Masadi filed with the State of Colorado Articles of Amendment to its Articles of Incorporation and changed its name to International Beverage Corporation pursuant to a Merger Agreement dated August 27, 1998, between International Beverage Corporation and Global Entertainment Holdings/Equities, Inc. who subsequently became the surviving corporation and is now know as the Company.

The Company's initial purpose for incorporation was to serve as a distributor of the Monsoon insulation blowing equipment product line, which, in 1991, was owned and manufactured by Dahl Specialty Manufacturing, Inc. ("DSM"), operated and managed by current Monsoon President R. Douglas Dahl ("Dahl") and owned by Dahl's son, Clint Dahl.

DSM was subsequently acquired in 1994 by the Monsoon Limited Partnership, LLP ("Partnership"), in which Dahl and then Company Secretary Michael E. James ("James") were shareholders of the general partner, Pacific Sands, Inc., which in turn owned one per cent (1%) of the Partnership, while Myklyn, L.L.C. ("Myklyn") owned the remaining ninety-nine per cent (99%). (Myklyn is equally owned by American Integrity Trust AC-1001 and American Integrity Trust AC-1002, the trustee of both being American Integrity, Inc. ("AII"), a Nevada corporation. The President of American Integrity, Inc. is Joel N. Ward and the Secretary/Treasurer is Peter A. Ingenhutt. The beneficial owner of all the trusts is Dahl.)

The Company subsequently acquired all the assets of the Partnership worth $1,026,135 on March 31, 1997, when it issued the Partnership one million shares of its common stock through an asset exchange agreement.

On April 8, 1997, the Company filed with the State of California to conduct business there as a foreign corporation.

Officers

On August 13, 1991, Dahl was elected President of the Company, a position he currently holds, and James was elected Secretary, a position he held until November 4, 1998.

On September 9, 1997, Harold Dahl, the uncle of Monsoon President R. Douglas Dahl, was added to the Board of Directors.

On November 4, 1998, James was terminated by the Company as Vice-President, Secretary and CEO. On November 18, 1998, Arvind Nigham ("Nigham") was appointed as Secretary of the Company. Nigham resigned on January 6, 1999. Anita Macias ("Macias") was appointed to the Board and became Secretary on January 7, 1999. Macias resigned as a Board member on September 10, 1999, remaining as Secretary through the date of this filing.

Shares Issued

On January 6, 1992, the Company issued its initial 2,500 shares to Yosemite National Trust ("YNT") for consideration of business and consulting services rendered to the Company valued at $50,000. On June 10, 1995, YNT sold all of its shares in the Company to Simple Discretionary Trust No. 1008 ("SDT") for $10,000 and other valuable consideration. SDT later changed its name to Ermine Trust ("ET"). The current trustees for ET are AII, Dahl and James.

On March 18, 1997, the Company held a special meeting of the Shareholders and shortly thereafter a special meeting of the Board of Directors, at which time the authorized issuance of voting common stock was increased to Twenty Million (20,000,000) shares at a par value of $0.001 per share. The Company issued 4,000,000 shares to the Ermine Trust in consideration for providing capital and services to the Company and retained Leibman & Oesch, L.L.P., located in Houston, Texas, to coordinate a private placement to raise a maximum of $980,000 for the Company, resulting in the Company eventually becoming publicly traded.

The Company issued its initial Private Placement Memorandum ("PPM"), which was promulgated under Rule 504 of Regulation D, on April 14, 1997. The Company raised a total of $550,000 in cash and services, with the PPM being closed out on April 13, 1998.

The Company filed its 15C211 on or about April 1, 1998 and began trading on the Over the Counter Bulletin Board as "MIMF" on May 29, 1998.

Between April 14, 1998 and April 13, 1999, the Company issued Common Stock under its second PPM for cash and services at prices determined by the low bid price offered on the OTC Bulletin Board on the date of issuance. The Company raised a total of $808,912 in cash and services.

On June 25, 1999, the Company issued a private placement of 8% Series A Senior Subordinated Convertible Debentures. The holder of the Debenture is entitled, at its option, to convert the principal face amount of the Debenture then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 75% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the three trading days immediately prior to the Conversion Date.

On November 15, 1999, the Company issued a private placement of 8% Convertible Notes in an aggregate principal amount of up to $400,000. The holder of the Note is entitled, at its option, to convert the principal face amount of the Note then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 77.5% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the five trading days immediately prior to the Conversion Date.

As of December 31, 1999, the Company had raised a total of $917,198 in cash and services as a result of the Debenture and Convertible Promissory Note private placements.

Additional Business Developments

On February 15, 1998, the Company began making numerous small investments from time to time in various business ventures, maintaining a minimal ownership position in each venture. As of December 31, 1999, the Company held positions in Atwater Theme Park, located in Atwater, CA, USA Mining, Inc., an as yet unnamed Company venture known as "Trade Project", American Fire Retardant Corporation, located in El Cajon, CA, Monatomic Water Project, and an unnamed venture known as the "Mexico Gold Mine Project."

In April 1999, the Company acquired Blue Ridge Gypsum Mine, located in Lincoln County, Nevada, for Four Million (4,000,000) 144 Restricted Shares. Construction Material Consultants of Scottsdale, Arizona has initially appraised the Gross Fair Market Value (processed) of the drill proven reserves for the Blue Ridge claim block at $58,481,140. The Company is planning to build a processing plant and research center on site.

On June 29, 1999, the Company formed White Canvas Enterprises, a Nevada corporation, for the purpose of manufacturing and distributing related products derived from technologies created as a direct result of two U.S. Patents acquired by the Company in 1998 relating to the development of a thermal panel insulation devise. As of the date of this filing, the project is still in the developmental stage.

The Company also entered into various factoring and loan agreements beginning on August 14, 1997, when the Company borrowed $100,000 from ET. On April 13, 1999, the Company entered into a factoring agreement with Inland Financial Corporation, located in Spokane, WA. In addition, the Company secured a $100,000 line of credit with Fresno Commercial Finance, located in Fresno, California, on May 25, 1999.

On October 2, 1999, the Company accepted a loan from Nationwide Leasing Company, located in Fresno, CA, for $50,000. On October 22, 1999, the Company entered into an updated factoring agreement with Universal Funding Corporation (formerly Inland Financial Corporation), located in Spokane, WA. On November 17, 1999, the Company secured a new $200,000 line of credit from Fresno Commercial Finance, retiring the previous line of credit established on May 25, 1999.

1:3 's;Business of Issuer

Monsoon's insulation blowing equipment combines integral construction techniques with simplified technical design, resulting in increased durability, minimum maintenance requirements, versatility, high production levels and a user friendly system.

Licensed contractors use the Company's equipment to blow in or spray on insulation products in the residential, retrofit and new construction markets. In addition, commercial applications include fireproofing, sound and/or acoustical and thermal applications for business construction and maritime applications.

Monsoon is the only company with manufactured insulation blowing equipment that has been approved for use in fireproofing ocean-going vessels.

Principal the sports web site, www.TheSportsDaily.com.

Products, Services and Markets

The Monsoon 1000 line of super insulation blowing systems are designed to handle every application in the new construction, retrofit, manufactured housing, fireproofing and maritime industries. The Monsoon 1000 line currently offers eleven products:

Current Products

Monsoon 1000
Monsoon 1000 Diesel
Monsoon 1000 Power Take-off
Monsoon 1000 Thunderbolt Electric
Monsoon 500 Thunderbolt Electric
Hydraulic Monsoon 1000 Power Take-off
Hydraulic Monsoon 1000/Monsoon 1000 Thundervac Recycling/Metering System Set
Generator Units
Hose Roller
Custom Spray-On Systems
Wireless Remote Controls to Operate All Monsoons

Current Product Line Features

All Steel Construction
All seams are 100% Welded
"U" Shaped Style Paddle Wheel Chamber
8-Compartment Paddle Wheel
Two Chain Drives
Compact, Lightweight Design
Shear Hub Drive Systems protect the Mechanical Drive System from Foreign Objects
Convenient to Load
Complete Control of Air & Feed at Two Stations (Truck, Wireless Remote)
Effectively Blows Walls due to Paddle Design & Intricate Air & Materials Controls
Bin Design promotes Maximum Fluffing, Transfers Material Quickly
Maximum Coverage & Quality of Blowing Wools
Quick & Easy Change from One Application to Another
Outside Air Intake for Engine Cooling Fan & Blower Intake
Intakes help Eliminate Possible machine Damage Due to Insulation Contamination.

Key Factors In Production Process

State-of-the-Art Paint Booth.
Equipment adheres to OSHA and AQMD standards.
The Thundervac system recycles all fall-off material from sprayed-on insulation and/or fireproofing material back into the existing flow of material allowing the material to be reused.
Equipment eliminates the waste factor on the job.
Equipment enhances the environment.
Paddle Wheel design provides for Faster, Smoother Blowing
Up to 70% Lower Dust when Blowing
No Gusting or Drifting
Higher Air Pressure Capabilities

Marketing Strategy

The Company's marketing strategy is to expand market integration by implementing its growth strategy and subsequently continue to capitalize on its product and service niche in order to capture a significant share of the marketplace in the future. Since the first Monsoon model 1000 came off the assembly line in 1991, the Company has identified, developed and nurtured the following key markets:

Key Markets

Commercial Contractors
Commercial Buildings
Custom Homes
Tract Homes

Manufactured Housing Contractors
Silvercrest Homes

Fireproofing Contractors
Commercial Buildings
Hospitals

Maritime Contractors
Oil Tankers
Commercial Cruise Line Ships

Other Industry Contractors
Motion Picture Special Effects
To penetrate these markets, the Company relies on several marketing techniques:

Executive Sales
Direct Sales
Direct Mail Response
Customer Service
Advertising and Promotion
Public Relations

The Company has come full swing in designing, manufacturing and establishing the most durable, reliable product for the application of fireproofing and insulating products in the marketplace. The next step in its evolution is to promote the Company and its product line on a large-scale basis throughout the United States and the rest of the industrialized world. The goal is to increase the Company's market share by more than 20% during the next thirty-six months.

Within the next three years, it is estimated there will be more than 1,000 machines marketed and distributed by the Company, resulting in a market potential of $16,675,000 in direct sales alone.

The Company believes it is well positioned to achieve its marketing goals, in part due to the fact that every machine it has built since 1991 is still running, providing the foundation to its reputation as the best manufacturer of insulation blowing systems in the world.

Sales Strategy

The Company's sales and marketing are conducted through its Parlier headquarters. As of December 31, 1999, the sales and marketing team was comprised of two (2) sales and marketing professionals. The Company is planning to expand this department in fiscal year 2000.

The Company utilizes a direct mail approach, randomly selecting specified contractors in different states to receive promotional packages containing an introductory letter, brochure and customer testimonial letters. Subsequent calls are made to obtain feedback from the mailings. Results have shown that approximately 90% of the potential customers contacted by phone have received and reviewed the materials.

The Company also places monthly courtesy calls to current customers, enabling the Company to monitor the performance of its products in the field, keep up to date on the pulse of the industry, and generate excellent word of mouth advertising. By staying in touch, the Company continues to realize sales when potential customers are ready to purchase. By providing quality service and products on a consistent basis, their satisfied contractors get a solid product, they get their service, and the Company gets the sales.

In addition to the above, the Company also advertises in several trade journals, has memberships in insulation associations, exhibits at industry trade shows and has in recent years begun to join associated industry associations, such as the Manufactured Homes Association.

The Company is developing a Monsoon 1000 web site and is exploring the possibility of offering franchise opportunities in the future.

Distribution Methods for Products and Services

All of the Company's product line is built and shipped out of the Parlier, California facility. The Company utilizes several selling methods, including cold calling initiated directly by the Company, referrals from satisfied customers, trade shows, advertisements in magazines geared to cater specifically to the insulation industry, the Company's website and referrals from blowing wools manufacturers. For each product sold, the Company includes complete installation in the customer's truck and complete in depth training for the customers mechanic on the upkeep of their new Monsoon 1000. In addition, the Company provides in-field training for crews on the job site on various applications, including wall spray, retrofit-walls, blown-in-blanket, loose fill attics, floors and fireproofing using various materials, including rockwool, cellulose, fiberglass and fireproofing material. The Company also provides technical service during normal business hours via a toll free 800 number. All customers on the Company's database are contacted monthly to see how the customer's equipment is performing and to see how the customer is doing on a personal level. If necessary, the Company provides service calls in the field.

Growth Strategy

The Company's growth strategy is to aggressively enhance, promote and support the reputation of the Company as a producer of some of the most reliable insulation blowing systems built in the industry today. In addition, the Company plans to capitalize on the success of its Monsoon 1000 line of Super Insulation Blowing Systems, which are the only versatile machines of their type in the marketplace. Because of its versatility, the Company's 1000 product line provides its customers with the ability to offer insulation blowing services to every segment of the new home, retrofit and manufactured housing marketplace.

The Company's key strategic objective is to position the Company as the leading manufacturer and service provider in the marketplace by capitalizing on its continuing relationship with leading original equipment manufacturers, retailers, Fortune 500 companies and distributors.

The Company intends to implement its growth strategy by: (i) continuing to enhance its reputation; (ii) realizing opportunities created by the negative results of natural disasters which increases the need for rebuilding structures that were damaged by these disasters; (ii) promoting its product innovation, high performance and competitive advantages and; (iii) developing brand name recognition through cross marketing, direct referrals and appearances on television programs and specialized work on special effects for feature films.

New Products and Services

In response to demonstrated needs in the Company's market, several new insulation blowing systems and accessories are being developed:

New Products

Monsoon 500 Portable Gas Powered Insulation Blowing System
Monsoon 500 Portable Gas Over Hydraulic Insulation Blowing System
Monsoon 250 Thunderbolt
Electric Powered Insulation Blowing System

New Product Features

Useful to New Construction Industries
Useful to Retrofit Industries
Useful to Manufactured Housing Industries
Useful to Fireproofing Industries
Useful to Maritime Industries
Flexibility
Lifetime usage
Efficiency
Endurance
Stringent Controls
Smooth, even Flow of Material out the end of the hose.
No air gusting.
Sturdy
System blows all three fibers (cellulose, fiberglass, rockwool) equally well
Blows Walls
Acoustical Spray-On Wet Blow Applications

Competitive Business Conditions

Competition in the insulation blowing system industry comes from a number of key players who target the same marketplace as the Company:

1.	Unisul, Inc.
2.	W.M. Meyers & Sons, Inc.
3.	Capitol Machine & Equipment Co., Inc.
4.	Ark-Seal International
5.	Stewart Energy Insulation Ltd.
6.	Thermtron Manufacturing, Inc.

Unisul is beginning its 64th year as the leading manufacturer of insulation application systems. Operating out of its 60,000 square foot plant in Winter Haven, Florida, Unisul provides insulation and other spraying equipment to more than 40 countries worldwide and to all 50 states. The oldest name in insulation blowing equipment, Wm. W. Meyer & Sons has been manufacturing insulation-blowing equipment since 1933. Located in Skokie, Illinois, Meyer was the first manufacturer to make insulation blowing equipment available to the independent contractor. Based in Montgomery, Alabama, Capitol Machine and Equipment offers five main insulation machines, with average prices ranging from $1,500 to $16,000 and above. Marketing its Blow-In-Blanket® from its corporate headquarters in Denver, Colorado, Ark-Seal distributes its product line worldwide.

The Company currently is considered the number two supplier of insulation blowing equipment with Unisul remaining the top leader in the industry.

Competition comes primarily from the retrofit market, including the re-insulation of existing structures; the commercial market, including new construction involving high rise buildings, tract homes and custom homes; manufactured housing, including structures built indoors; and the maritime industry, including oil tankers, cruise ships and yachts.

Compared to competitive products, the Company's product line and service capabilities continue to exceed the contractor's normal expectations of what they are used to from the traditional insulation blower manufacturer. The key for the Company to date in the competitive environment has been the outstanding service given to all past, present and future customers. This reputation for quality products and service has set the Company apart from its competitors.

The ability to acquire the respect from major insulation manufacturers is a capability unique to the Company. The Company's insulation blowing systems blow the manufacturer's material as they intended, without damaging the fibers. In addition, the service provided to its customers by the Company incorporates not only the Company's product line, but other brand insulation blowers as well.

Sources and Availability of Raw Materials

The Company utilizes a wide range of raw materials in its manufacturing process. The majority of these materials are obtained from local and regional suppliers in California. There have been few delays encountered by the Company in securing the necessary raw materials to complete the manufacturing process. Out of 26 regular suppliers, the Company has only had problems with five suppliers that provide the blowers, which are a very popular item in a variety of diverse industries. Because of this large demand for blowers, these companies cannot keep up with their respective OEM, wholesale and retail accounts. However, despite delays in delivering the blowers, the Company has not experienced any material adverse effect on the overall manufacturing process.

's;

Source	Availability	Name	Location
Belts, Clutches, Sprockets, Bearings, Idlers, Gear Boxes, Band Saw Blades, Tape, etc.	Current	Gordon Industrial	Fresno, CA
Tuthill Blowers	Delays	G.L. Sales	Huntington Beach, CA
Steel	Current	Morgan & Slates	Hanford, CA
Kohler Gas Engines, Kubota Diesel Engines	Current	H.G. Makelim Co.	San Francisco, CA
Picker Sides, Paddle Wheel Sides, Paddle Wheel Plates, Roll Pipe & Paddle Wheel Chambers	Current	Lehman's Manufacturing Co.	Fresno, CA
Electric Panels, Electric Motors	Current	Allied Electric	Fresno, CA
Steel for Paddle Wheel Chambers	Current	Bussey Well Pipe Works	Fresno, CA
Switches, Electric Wire for Remote Cards, Relay Boxes, Misc. Parts	Current	Electric Motor Shop	Fresno, CA
Pallets for shipping Machines	Current	Dwight P. Hughes Co.	Selma, CA

Relays, Batteries, Circuit Breakers, Wire, battery Cables, Exhaust Tubing, Wire Loom, Electric Eyelets, Copper Tubing, Fittings, Gas Hose, Muffler Clamps, Attic Plugs, Fuses, Hose Clamps, Clutch Plugs, etc.

	Current	Smith Auto Parts, Inc.	Reedley, CA
Parts for Blower Tree, Pipe Ripples, Check Value, Cross, Bushing, Plugs	Current	Valley Pipe & Supply	Fresno, CA
Hydraulic Gear Pump, Parker Gear Motor, Parker LSHT Motor, Prince Flow Regulators, Hydraforce Solenoid Valves Filter, Suction Strainer, Heat Exchange, Fan Kit, P.T.O., Voac Hyd Motor	Delays	Zemarc Corporation	Hayward, CA
Co2, Oxy, Acet, Welding Wire, Welding Tips, Welder's, etc.	Current	Weco Welding & Paint Supplies	Fresno, CA
Blower Fan	Current	Air Handling Equipment	Suisun City, CA
Paddle Wheel Seals, Gaskets, Air Box, Radiator Hose	Current	California Industrial Rubber	Fresno, CA
Decals, Serial Number Plates	Current	Display Advertising	Fresno, CA
Shafts, Shear Hubs	Current	Tri Machine	Fresno, CA
Gringind Disc, Washers, etc.	Current	Sundance Industrial	Van Nuys, CA
Nuts, Belts, Washers, etc.	Current	Fastenal Co.	Fresno, Ca
Paint, Thinner, Acetone, Paint Supplies	Current	Finish Master	Visalia, CA
Roots Blower	Delays	Roots Dresser	Connersville, IN
Sutorbilt Blower	Delays	Gardner Denver	Quincy, IL
Blowing Hose	Delays	Mountain Valley Hose	Arleta, CA
Hydraulic Hose, Hydraulic Fittings, Hydraulic Adapters	Current	Hose & Fittings	Fresno, CA
Hypro Pumps, Shaft Kit, Mounting Bracket, Water Tanks	Current	Ag-Chem	Tulare, CA
Suction Hose, Hose Fittings, Teflon Tape, etc.	Current	Kisco Sales	Fresno, CA

Customer Dependence

The Company depends upon two major customers, U.S. Fiber, Inc. and GreenStone Industries, which combined account for 32% of total gross sales. A nationwide company with outlets throughout the United States, U.S. fiber, located in Tarpon Springs, Florida, manufactures insulation (cellulose). Greenstone, located in Napa, California, is also a nationwide company that manufactures insulation (cellulose).

In addition to U.S. Fiber and Green Stone, the Company has a very loyal customer base, composed of approximately 100, including the following contractors, whose operations basically only utilize the Company's insulation blowing equipment. These customers, Banker Insulation, Western Insulation, Rancho Valley Builders, Mesa Insulation, Century Insulation, Fleetwood Homes, Redman Homes, Monroe Insulation and Gutter and T and R Paint and Drywall, account for approximately 14% of total gross sales.

Intellectual Properties

On July 31, 1998, U.S. Patent Application Serial Number 09/126,804 for a Method and Apparatus for Blowing and Recycling Loose Fill Insulation Material was filed with the U.S. Patent Office. The Company has not yet received a first action from the Patent Office on the application. It is expected that the patent holder, Dahl, will assign the patent to the Company upon its approval.

The Company has also acquired the rights to U.S. patents number 4,810,553 and 4,636,444 for a new type of thermal panel insulation. On June 29, 1999, the Company formed White Canvas Enterprises, a Nevada corporation, for the purpose of manufacturing and distributing related products derived from technologies created as a direct result of these patents acquired by the Company

Government Approval of Products and Services

The Company complies with all government regulations regarding their product line and services. As part of the compliance process, the Company is authorized to operate its air pressure tanks by the State of California Division of Occupational Safety and Health.

Effects of Government Regulations on Business

Current government regulations have had no material adverse effect on the Company's business, nor have they impacted the costs of the Company's product line. From time to time the Company is required to promptly correct safety items on its equipment as a result of regular inspections from the State of California Division of Occupational Safety and Health. Over the past two years, the Company has spent $22,968 correcting safety items. In the future, the costs of these corrections could place a financial burden on the Company depending upon the severity of the State's findings.

Research and Development

The Company is constantly working on new innovations to ensure that the line of Monsoon 1000 Super Insulation Blowing Systems keeps up with technological advances. Consistent research and development will also insure that the Company will stay competitive within the industry.

Historically, the Company's research and development activities date back to its predecessors, who developed the first gas monsoon insulation blower in 1976. The electric version was developed by 1994, with the Monsoon 500 premiering in July 1996. Development on the Thundervac system began in August 1996, and continues to this day. The Power Take Off product was developed in 1998.

The Company currently is developing several new pieces of equipment, including a portable, light weight (200-300 lbs.) gas insulation blower, the Monsoon 1000 Metering and Recycling System powered by a diesel power plant and the Monsoon 1000 Mini-Thundervac Recycling System, built to adapt all existing Monsoon 1000's.

The Company has spent approximately $300,000 over the past two years on their research and development activities. The Company anticipates spending approximately $500,000 on research and development in the future.

Compliance with Environmental Laws

The Company utilizes paint booths in its production process. In accordance with state and federal environmental laws, these paint booths are equipped with filtration systems that keep any particles from going into the atmosphere. All other aspects of the Company's manufacturing process are in full compliance with state and federal environmental laws.

Employees

The Company currently employs 18 employees. All are employed full time. At present, the Company does not have any part time employees. In addition, the Company from time to time will contract with consultants who provide financial and public relations services.

The Company employs its President, a Sales Manager, Plant Manager, Accountant, Receptionist, an Investor Relations Specialist, a Shop Foreman, five Welders and six Laborers.

1:4's;Reports to Security Holders

The Company currently is not required to deliver an annual report to security holders. The Company will begin to voluntarily send an annual report, including audited financial statements, to security holders beginning with the current fiscal year. In addition, the Company will begin filing reports and other information required by the SEC upon initial filing of its registration.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once the Company completes its filing, will be available at "http://www.sec.gov/">http://www.sec.gov. It will also be available on the Company's web site at "http://www.monsoonintl.com/">http://www.monsoonintl.com.

(Remainder of Page Left Intentionally Blank)

ITEM 2.'s;MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(Accountant should prepare.)

2:1 's;Plan of Operation

The Company has had revenues from operations in each of the last two fiscal years. For fiscal year 1999, gross sales are expected to be approximately $1,635,000. By the end of fiscal year 2001, gross sales are expected to exceed $5,000,000. The results of the Company's previous Plan of Operation are discussed in section 2:2.

Cash Flow and The Need To Raise Cash

For future expansion, the Company needs to raise approximately $5,000,000 for plant improvement and renovation, production expansion, research and development, and potential acquisitions.

The Company's property is currently in good condition, but it will need some expansion and remodeling in the near future in order to meet the increased demand for the Company's product line. Production levels will be expanded to strengthen existing distribution and service methods that will result in increased machinery sales. As part of this expansion program, the Company will be placing premium ads in trade publications, including Contractors Guide, Automated Builder and Manufactured Home Merchandiser. The magazines cater to the new construction, retrofit and manufactured housing industries. The Company will continue its research and development activities as it expands its product line. The Company is also exploring several potential acquisitions that would further compliment its ongoing operations.

Planned Research and Development

The Company is constantly working on new innovations to ensure that the line of Monsoon 1000 Super Insulation Blowing Systems keeps up with technological advances. Consistent research and development will also insure that the Company will stay competitive within the industry.

The Company currently is developing several new pieces of equipment, including a portable, light weight (200-300 lbs.) gas insulation blower, the Monsoon 1000 Metering and Recycling System powered by a diesel power plant and the Monsoon 1000 Mini-Thundervac Recycling System, built to adapt all existing Monsoon 1000's.

Purchase or Sale of Plant and/or Equipment

As the Company expands its operations in the future, it will need to acquire additional equipment, including a new six-foot press brake, additional welders, grinders, production tools and additional production and office space. The Company may also acquire an additional location.

Significant Changes in the Number of Employees

As a result of expanding the plant and purchasing additional equipment, the number of employees will likely expand in the future.

2:2's;Management's Discussion and Analysis of Financial Condition 's;

's;and Results of Operations

Financial Condition

The Company derives its revenues principally from the design, manufacturing, selling and distribution of various types of insulation blowing equipment.

Through substantial research and development in the past nine years, the Company is able to offer a variety of products that cater to the new construction retrofit market, manufactured housing, fireproofing and maritime industries. The Company realized most of the insulation blowing equipment that existed in 1991 was lacking in quality, production speed, strength and simplicity. In addition, most of the equipment being used in the industry was damaging the product that it was blowing.

As a result of this and other factors, the Company developed its current product line, featuring its Monsoon 1000 Super Insulation Blowing System, which recycles all fall off material from sprayed on insulation or fireproofing material back into the existing flow of material so that it may be reused without having a waste factor on the job. This enhances the environment and the users profitability.

The Company's product line is so versatile that its contractors can participate in every facet of the insulation and fireproofing industries as opposed to contractors using competitors equipment which can only participate in a small segment of the new construction industry due to their equipment being designed inadequately, having the ability to blow only attics at a very slow rate. This has given the Company a distinct advantage over its competitors and has contributed to steadily increasing revenues.

Since the beginning of fiscal 1999, revenues from all of the Company's activities generated revenues of $1,132,601, representing 126% of the total revenues for the twelve yearmonths eended December 31, 1998, which generated $838,284.

The following tables set forth selected information from the statements of operations and balance sheets for the twelve monthsyear ended December 31, 1997, December 31, 1998 and for purposes of a nine-month statement, selected information includes statements of operations and balance sheets for nine months ending September 30, 1999.

Selected Statement of Operations Information
	For Nine Months Ended September 30, 1999	For the Year Ended December 31, 1998	For the Year Ended December 31, 1997
Total Revenues	$1,132,601	$838,284	$272,585
Total Expenses	-1,983,630	-1,068,804	-536,651
Income (Loss) From Operations	(851,029)	(230,520)	(264,066)
Total Other Income (Expense)	(158,174)	(759,024)	(687)
Net Profit (Loss)	(1,009,203)	(989,544)	(264,753)

Selected Balance Sheet Information
	For Nine Months Ended September 30, 1999	For the Year Ended December 31, 1998	For the Year Ended December 31, 1997
Total Current Assets (Deficiency)	$956,146	$714,641	$304,892
Total Current Liabilities	-456,731	-548,473	-256,932
Total Property & Equipment	224,177	265,291	335,922
Total Liabilities	-456,731	-548,473	-256,932
Total Other Assets	6,181,438	1,125,454	467,500
Total Assets	7,361,763	2,105,386	1,108,314
Net Shareholders' Equity	6,905,031	1,556,913	851,382

Total Revenues

The Companys total revenues for the first nine months of fiscal year 1999 increased $294,317 or 35% to $1,132,601 from $838,284 for fiscal year 1998. The Company's total revenues when compared between 1998 and 1997 had increased $565,699 in 1998 or 207% from $272,585 in total revenues for fiscal year 1997. The increase was primarily due to continuing high customer acceptance of the Company's product line, effective sales and marketing efforts, and the continuing increase in demand for new, retrofit and manufactured housing.

Royalty revenue from one of the operating licensees represented approximately 80% of the total revenues for the Company for the six months ended June 30, 1999.

However as the operations of existing licensees continue to grow, and new licensees are added, the Company expects that concentration of revenue from any one licensee will be reGross margin decreased 269% from a -230,520 for the twelve monthsyear ended December 31, 1998 to -851,029 for the nine months ended September 30, 1999 due to the relatively higher selling and administrative costs in the areas of consulting and professional fees. Gross Margin increased 12% from -264,066 for the twelve months ended December 31, 1997 to -230,520 for the twelve months ended December 31, 1998. This increase was due to a leveling off of cost of goods sold costs during fiscal year 1998, a trend that would continue throughout fiscal year 1999.

Cost of Goods Sold

The Companys cost of goods sold for the first nine months of fiscal year 1999 was $721,121, as compared with $721,129 for 1998, despite the fact that total revenues had increased by 35% during the same period. When comparing 1998 and 1997, the costs of goods sold rose in 1998 to $431,650, or 149% from $289,479 in 1997. Revenues during the same period increased 207%. The lack of an increase in the cost of goods sold between 1999 and 1998 reflects a stabilization in the manufacturing process, which has allowed the Company to increase its total revenues dramatically without increasing its basic cost of materials and direct labor.

Selling and General Administrative Expense

The Company's selling and general administrative expense totaled $1,262,509 during the first nine months of fiscal year 1999, which represents an increase of $914,834, or 263%, from $347,675 in 1998, and an increase of $100,503, or 40%, from $247,172 in 1997 when compared to 1998. The increase was primarily due to continuing expansion of its administrative and selling operations and the added expense of maintaining the Company's NASDAQ listing.

Retained Earnings

The Company has a retained earnings balance of -2,267,500 as of September 30, 1999. On December 31, 1998, the Company had a retained earnings balance of -1,258,297. On December 31, 1997, the Company had a retained earnings balance of -268,753.

The negative retained earnings as of September 30, 1999 represents a decrease in retained earnings of $1,009,203, or 80%, from fiscal year end 1998, and a decrease of $989,544, or 368%, when 1998 is compared to 1997.

Net Shareholder Equity

For the nine months ending September 30, 1999, net shareholder equity increased $5,348,118, or 343%, to $6,905,031 from $1,556,913 for fiscal year 1998. Net shareholder equity increased $705,531, or 83%, between 1997 and 1998.

Tax Issues

The Company has a net operating loss carry-forward of -2,267,500 as of September 30, 1999. Therefore, the Company has no corporate income tax liability. The Company has a payroll tax liability of $136,952 and a sales tax liability of $11,915 as of September 30, 1999.

Liquidity and Capital Resources

Historically, the Company has financed its operations through a combination of cash generated from operations, bank financings, corporate loans and proceeds from two private placement financings. For the nine months ending September 30, 1999, the Company's operating activities did not provide any net cash. For the fiscal year ended December 31, 1998, the Companys operating activities provided no net cash, and for the fiscal year ending December 31, 1997, the Company's operating activities also provided no net cash. The Company's net cash flow needs have been absorbed by four private placement offerings, each promulgated under Rule 504 of Regulation D, which over the past three years provided the Company approximately $1,400,000 in operating capital, and by private corporate loans and lines of credit. The Company also has an account receivable financing agreement that advances monies against qualified receivables.

The Company believes that funds available in 2000 will be adequate to meet its basic operating requirements, its ongoing research and development activities and its expansion needs. Sales have continued to increase, costs of goods sold have leveled off and many of the Company's aggressive research and development programs will need less financial assistance in fiscal year 2000.

Other than the foregoing and the risk factors discussed herein, the Company knows no trends, demands, or uncertainties that are reasonably likely to have a material impact on the Companys short term liquidity or capital resources.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

Accounting for Stock Options

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of December 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

With a robust economy showing no signs of slowing down, the construction industry continues to grow at a record pace. This trend bodes well for the Company, especially in the area of liquidity, where a continuing increase in sales will provide a stronger cash flow, which will enable the Company to rely less on outside funding sources that, in turn, will lower the cost of funding the Company's operations, resulting eventually in a positive cash flow.

Sources of Liquidity

During fiscal year 1999, the sources of liquidity for the Company were split between revenue generating activities and external financing activities, including a private placement issuance and a operating line of credit. This trend should reverse itself in fiscal year 2000, when the Company begins to rely more on revenue generating activities and less on outside financing to meet its operational needs.

Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

The Company intends to acquire funds for material commitments for capital expenditures through a secondary public offering, increased equipment sales and the profits generated as a result, from the proceeds of their current public offering and additional fiscal tools available to the Company, including lines of credit, loans and equipment financing.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

The primary end-user of the Company's product lines are construction companies, new home manufacturers and the retrofit industry. All of these market segments are experiencing unparallel growth with no indication that this trend will stop in the near future. As a result, this continued upswing should continue to have a positive material impact on the net sales, net revenues and net income from continuing operations.

Significant Elements of Income/Loss Not From Continuing Operations

The Company has invested a great deal of its resources into various projects that as of September 30, 1999, have not yet produced significant revenues. On February 15, 1998, the Company began making numerous small investments from time to time in various business ventures, maintaining a minimal ownership position in each venture. As of December 31, 1999, the Company held positions in Atwater Theme Park, located in Atwater, CA, USA Mining, Inc., an as yet unnamed Company venture known as "Trade Project", American Fire Retardant Corporation, located in El Cajon, CA, Monatomic Water Project, and an unnamed venture known as the "Mexico Gold Mine Project."

In addition, on March 15, 1999, the Company acquired an option to purchase gypsum-mining claims located near Las Vegas, Nevada for $79,554. Subsequently on March 25, 1999, the Company exercised this option and purchased the claims by issuing four million shares of restricted 144 stock at a value of $1.3125 per share. In addition to the stock, $100,000 in cash was paid for a total purchase price of $5,350,000. Pursuant to an appraisal issued on October 20, 1999 by a chartered mineral surveyor, the gross market value of processed gypsum from such claims is $58,481,140.

The direct costs of these projects, in addition to legal, accounting, professional and consultant fees, have had a direct effect on the liquidity of the Company during fiscal year 1999. As of September 30, 1999, approximately $800,000 has been allocated to these operations.

Causes for any Material Change in Line Items

The largest single material change in the Company's financial statement has been the increase in total other assets, which for the nine-month period ending September 30, 1999 was $6,181,438, as compared to $1,125,454 for the fiscal year ending December 31, 1998. This increase in total other assets is due in large part to the acquisition of the Blue Ridge Gypsum Mine, which was purchased for $5,350,000.

Seasonal Aspects that Effect Results

Seasonal conditions, fiscal cycles and other outside aspects do not currently have any material effect on the operations of the Company. The demand for the Company's product line is not affected by any normal seasonal conditions. However, prolonged abnormal bad weather nationwide that would affect the construction industry could have an effect on the Company's operations.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

No provision has been made in these financial statements in respect of any matters.

Year 2000 Risks

Currently, many computer systems, hardware and software products are coded to accept only two digit entries in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates. The interactions between various software and hardware platforms often rely upon the date coding system. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. The Company, its customers and suppliers are reliant on computers and related automated systems for daily business operations.

Failure to achieve at least a minimum level of Year 2000 systems compliance by both the company and its suppliers would have a material adverse effect on the Company.

The Company has completed the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to the Company's internal hardware and software, as well as third parties that provide the Company with goods or services.

The Company has reviewed the primary operations of its core business and does not anticipate any problems with Year 2000 Compliance. The Company's operation is not reliant upon the proper functionality of any computer system other than those used by third party vendors. The Company believes that its banking relationships and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

Interim Periods

This registration statement includes financial information for the nine months ending September 30, 1999, for fiscal year ended December 31, 1998 and for fiscal year ended December 31, 1997.

The information for the nine-month period ending September 30, 1999 has been included in this section's "Results of Operations."

Material Changes

The material changes in the financial condition of the Company and the results of operations since the end of the last fiscal year are included in this section's "Results of Operations."

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

The Company, which is engaged in the business of manufacturing and promoting new technology in the field of energy conservation and weatherized construction, specializing in insulation and fireproofing application systems, is also involved in various mining operations that could have a positive material impact on the Company. In the event that the mining operations prove to be successful, the revenue generated by those ventures would eliminate the need for the Company to rely on third party financing, lines of credit and stock offerings for its continued operation and expansion. Significant revenues from these sources would allow the Company to expand and expedite its business plan and acquire current and potential competitors.

ITEM 3.'s;DESCRIPTION OF PROPERTY

3:1's;Location and Condition of Property

Principal Offices

The Company's principal offices are located at 14660 East Manning Avenue, Parlier, California 93648. The Company's wholly owned manufacturing plant is approximately 5,445 square feet and it sits on approximately 1.10 acres of land. The existing facility is operational. However, the following improvements will be needed in the near future, including the renovation and expansion of offices, along with upgrading office equipment to meet the high technology industry standards and the renovation and expansion of the shop production area along with upgrading lighting, insulation, HVAC system, drill presses, grinders, welders, floor plan, inventory and storage facility.

The Company leases the building and adjacent property from Dahl. The lease, which began on January 1, 1998, is for a term of 3 years at a rate of $60,000 annually, payable in equal monthly installments. The lease terms call for the building and property to be used for the manufacturing, selling and distribution of insulation blowing equipment.

Storage Facility

The Company also leases storage space at 105 Tuolumne, Fowler, California. The warehouse, a 4500 square foot metal industrial building, is located on a quarter acre site. It is leased from Dahl for a term of 3 years, commencing on January 1, 1998 and terminating on December 31, 2000. The annual rent is $8,400.

Blue Ridge Gypsum Project

On March 15, 1999, the Company acquired an option to purchase gypsum-mining claims located near Las Vegas, Nevada for $79,554. Subsequent to that agreement, the Company exercised its option on March 25, 1999 and purchased the claims by issuing 4,000,000 shares of restricted 144 stock at a value of $1.3125 per share. In addition to the stock, $100,000 in cash was paid for a total purchase price of $5,350,000. Pursuant to an appraisal issued on October 20, 1999 by a chartered mineral surveyor, the gross market value of processed gypsum from such claim is approximately $58,481,140. Management and its mineral experts estimate the cost of extracting the gypsum will be approximately $11,600,000 and will take approximately one year.

The property is identified as Amended Blue Ridge Claims 1-8, Blue Ridge Claims 10-15, 17-56. It is situated within Unsurveyed Sections 21, 22, 27, 28, 29, 33 and 34, T. 12 S., R. 69 E., M.M.D., Lincoln County, Nevada. The Company, which has acquired the rights to the claims, also has the option to purchase the land.

Once mining operations begin, the Company will either a) pay $150,000 in cash plus a $1.25 royalty per ton with a minimum of 20,000 tons per month, or b) pay $1,500,000 in cash and a royalty of $.50 per ton.

According to the appraisal dated October 20, 1999, the Gross Fair Market Value (processed) of the proven reserves to date would be as follows:

Tons	Type	Amount
1,563,228	Less than 90% CaSO42H20	$7,816,140
782,515	Greater than 90%, Less Than 97% CaSO42H20	$46,950,900
28,570	Greater than 97% CaSO42H20	$3,714,100
	Total	$58,481,140

's;'s;

3:2's;Investment Policies

The Company owns no real estate and currently does not have any investments in residential or commercial real estate. The Company's Board of Directors would decide any policies in the future.

3:3's;Description of Real Estate and Operating Data

Not applicable.

ITEM 4. 's;SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock:

Title of Class	Name and Address of Beneficial Owner	Shares owned Beneficially(1)(2)	% Owned
Common	Ermine Trust(3) C/o American Integrity, Inc. TR P.O. Box 303 Groveland, CA 95321	4,000,000	22%
Common	Kenneth Rogers 2600 Lower Landel Lane Jeremy Ranch Park City, UT 84060	1,900,000	10%
Common	Joseph Swinton 628 Barnes Ave. Oceanside, NY 11572	1,150,000	6.5%
Common	Monsoon Limited Partnership(4) P.O. Box 460 Sanger, CA 93657	1,000,000	5.5%
Common	Paul Swinton 707 Barnes Ave Baldwin, NY 11510	950,000	5%

	Total	9,000,000	49%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of December 31, 1999, there were 18,310,232 common shares outstanding.

Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See "Certain Relationships and Related Transactions."}
Note (3) Beneficial owner of Trust is R. Douglas Dahl.
Note (4) Partnership is Controlled by R. Douglas Dahl as the General Partner

Trusts

The Ermine Trust, a Delaware business trust, was established on June 10, 1995 as Simple Discretionary Trust #1008 ("SDT"), whereupon Yosemite National Trust ("YNT"), the original nominee shareholder of the Company, executed a transfer in trust, for no consideration, of its 2,500 shares of the Company's common stock to SDT in order to separate property of R. Douglas Dahl ("Dahl") from other YNT holdings. American Integrity, Inc., a Nevada corporation ("AII"), became the sole trustee of SDT. The President of American Integrity, Inc. is Joel N. Ward and the Secretary/Treasurer is Peter A. Ingenhutt.

SDT is owned by American Integrity Trust, a Delaware business trust, with its ownership divided among three series sub-trusts: AC Trust #1001, which owns 1,800,000 shares, AC Trust #1002, which owns 1,800,000 shares and AC Trust #1003, which owns 400,000 shares. Dahl, by direct control of all three series sub-trusts, directly controls 4,000,000 shares of the Company's common stock.

On March 18, 1997, SDT changed its name to Ermine Trust and appointed Dahl and Michael James as co-Trustees.

Partnership

Monsoon Limited Partnership was formed on January 1, 1997, by Clint Dahl, the son of Company President R. Douglas Dahl ("Dahl"), and Pacific Sands, Inc. for the specific purpose of owning Dahl Specialty Manufacturing and all Monsoon products and related technology. Clint Dahl took back a 99% interest as consideration for this transfer of property. Pacific Sands, Inc., with a 1% interest in the Partnership, was created by Dahl for the express purpose of being the General Partner of the Partnership and managing the partnership assets.

On March 31, 1997, Clint Dahl transferred all of his interest in the Partnership to Myklyn LLC ("Myklyn"), a Delaware limited liability company, in consideration of a Private Annuity. Myklyn then became a substituted limited partner in the Partnership. As a limited partner, Myklyn has no control or ownership of the Partnership assets and must rely on the management of the General Partner, which was controlled by Dahl. American Integrity Trust AC-1001 and American Integrity Trust AC-1002, the trustee of both being AII, equally own Myklyn. Both AC-1001 and AC-1002 are controlled by Dahl.

Subsequently, Pacific Sands, Inc. resigned as General partner and Dahl was instituted as the substitute General Partner. The Partnership currently owns 1,000,000 shares of the Company's common stock, with Dahl having 100% control of these shares through his position as managing general partner of the Partnership.

4:2's;Securities Ownership of Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title of Class	Name and Address of Beneficial Owner	Shares owned Beneficially(1)(2)	% Owned
Common	Ermine Trust (R. Douglas Dahl)(3) C/o American Integrity, Inc. TR P.O. Box 303 Groveland, CA 95321	4,000,000	22%
Common	Monsoon Limited Partnership(4) (R. Douglas Dahl) P.O. Box 460 Sanger, CA 93657	1,000,000	5.5%
	Officers and Directors as a Group		27.5%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of December 31, 1999, there were 18,310,232 common shares outstanding.

	Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See "Certain Relationships and Related Transactions."}
	Note (3) Beneficial owner of Trust is R. Douglas Dahl.
	Note (4) Partnership is Controlled by R. Douglas Dahl as the General Partner

Compliance with Section 16(A) of the Exchange Act

Under the securities laws of the United States, the Companys Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Companys outstanding voting securities are required to report their ownership in the Companys securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3's;Changes in Control

The Company does not anticipate any changes in control.

ITEM 5. 's;DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS

's;AND CONTROL PERSONS

5:1 Directors and Officers

The Directors and executive officers of the Company were appointed and/or elected to their respective positions at various times since the Company's inception on August 13, 1991. As of December 31, 1999, the names, ages and positions are as follows:

Name Age Position R. Douglas Dahl(1) 60 Chairman, President, Vice President, R&D Anita Macias 32 Secretary Harold Dahl 78 Director
Note (1) These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

R. Douglas Dahl, 60, has been a Director and President of the Company since its inception on August 13, 1991. He has been associated with the energy conservation movement most of his adult life and has participated in areas from transportation of insulation material and insulating homes to building cellulose manufacturing plants. An innovative force in the insulation industry since 1977, Dahl was instrumental in the original development of the Monsoon 1000 Super Blowing System. Originally from Kalispell, Montana, Dahl later managed Wallace Trade & Bindery in Southern California and Shep's Bindery in San Bernardino, California. He eventually moved into the transportation industry, starting at Rich's Trucking before establishing his own company, Viking Truck Lines, in Southern California. He subsequently sold his company and moved to Fresno, California, where he built Ameriguard, the largest cellulose insulation manufacturing plant on the West Coast. He later designed and developed the Viking HydroGale insulation blower system, the predecessor to the Monsoon 1000 Super Insulation Blowing System. Dahl, who attended Chaffey College, has also sat on the board of directors for Osprey, Inc., Viking Conservation and Pacific Energy, Inc.

Anita Macias, 32, has been the Company's National Sales and Marketing Manager since August of 1997. In addition, she also handles investor relations and has served as Secretary of the Company since 1998. Macias began her career with the Company's predecessor, Dahl Specialty Manufacturing, in June 1986. Prior to becoming National Sales and Marketing Manager, she worked as a shop employee where she was involved with every aspect of the Company's manufacturing process, including fabrication, final assembly, shipping and installation. Macias also worked as an office employee, where she participated in purchasing, inventory control, bookkeeping and customer service. As National Sales and Marketing Manager, she has increased sales from $118,498 to over $1,000,000 annually, implemented new marketing promotions, established and maintained customer service for over 300 customers nationwide and conducted field equipment demonstrations and infield training. Macias has an Associates Science Degree in Business Administration from Kings River Community College.

Harold Dahl, 78, has been a Director with the Company since 1997. Mr. Dahl, who resides in Montana, has been a rancher for most of his life. He has been financially involved with the Company since its inception in 1991. He is the uncle of Company President R. Douglas Dahl.

The Company has entered into a five (5) year Employment Agreement with its President, Steven Abboud and Chairman, Bryan Abboud. The Company pays both its President $'s;'s; 's;and Chairman, $'s; 's;'s; per month.

Board Committees

During the fiscal year ended December 31, 1999, the Directors of the Company did not formulate any formal committee. The Company is planning to formulate an Audit Committee in the future.

Director Compensation

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Company's future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Director's fee at the present time.

5:2's;Significant Employees

The operations of the Company are divided into two groups, office personnel and shop personnel. Each group has key, significant employees that are vital to the ongoing operations of the Company. The loss of any one of these significant employees could have a material adverse effect on the operations of the Company.

Roy Rhyne, 54, Office and Plant Manager, is responsible for the day-to-day operations, including the manufacturing of insulation blowing equipment, purchasing parts, customer service, accounting oversight and personnel. He has over 20 years of aggressive and successful management experience in automotive parts, sales and machine shop service. Rhyne joined the Company in August 1997, following 34 years in various capacities at Smith Auto Parts, Inc. in Reedley and Dinuba, California.

Valerie N. Reyes, 24, Accountant, is responsible for all accounting transactions executed by the Company, including accounts receivable and accounts payable, inventory, payroll, journals, ledgers, deposits, banking, invoicing, service calls, freight, customer service and parts. Reyes holds an Associates Science Degree in Office Technology and Accounting.

George Ruiz Camarillo, 42, Plant Foreman and In Field Service Technician, is responsible for the Company's production line and for the ultimate on site installation. As shop foreman, he oversees a staff of 10 employees. His duties include production line productivity and efficiency, part order fulfillment, service calls, installation and in-field training. Prior to joining the Company in August 1997, Camarillo served as a welder and fabricator for Valley Welding in Fresno, California, worked in the maintenance department for Pacific Choice Brands in Fresno, California, served as a plant mechanic for Del Monte Cannery in San Jose, California and as the Tomato Processing Plant Manager for Garden Valley Foods in Gilroy, California.

5:3's;Family Relationships

The Company's President, R. Douglas Dahl, is the nephew of Harold Dahl, who serves as a director on the Company's Board of Directors. As indicated herein, R. Douglas Dahl, who is also on the Company's Board of Directors, directly controls 27.5% of the Company's common stock through various trusts and partnership agreements.

In addition, Harold Dahl loaned $100,000 to the Ermine Trust, which in turn loaned the money to the Company. He also has loaned the Company additional monies from time to time totaling $280,000. Harold Dahl is entitled to receive approximately 400,000 shares of the Company's common stock. However, as of December 31, 1999, he has not received any of the Company's common stock.

5:4's;'s;Involvement in Legal Proceedings

On February 23, 1995, Company President R. Douglas Dahl filed a voluntary individual chapter 11 petition in the Eastern District Court in California. The case was dismissed and closed on August 24, 1995.

ITEM 6.'s;EXECUTIVE COMPENSATION

6:1's;'s;General

The Company entered into an employment agreement with R. Douglas Dahl on January 1, 1998 for a term of three years at a base salary of $10,000 per month. The contract is current and in full effect.

Michael James served as CEO between August 13, 1991 and November 4, 1998. R. Douglas Dahl has served as CEO since November 4, 1998.

6:2's;'s;Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Other Compensation	Total Compensation
R. Douglas Dahl President/CEO	1999	$120,000	$0	$120,000
Roy Rhyne Plant Manager	1999	$48,000	$0	$48,000
Anita Macias Sales and Marketing	1999	$24,000	$0	$24,000
Valerie N. Reyes Accounting	1999	$24,000	$0	$24,000
George Ruiz Shop Foreman	1999	$33,600	$0	$33,600
Michael James CEO	1998	$90,000	$0	$90,000

ITEM 7. 's;CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1's;'s;'s;Previous Two Years

On January 1, 1998, the Company entered into a three lease for its main facility and a storage location with Company President R. Douglas Dahl. The main facility lease calls for annual payments of $60,000. The storage space lease calls for annual payments of $8,400.

On March 31, 1999, the Company issued 1,000,000 shares of its common stock to Monsoon Limited Partnership, 99% of which was originally owned by the son of the Company's President, in exchange for various assets worth $1,026,135.

In the future, the Company will be issuing shares of its common stock to Harold Dahl, the uncle of Company President R. Douglas Dahl, in consideration for loans made by Harold Dahl to the Company between 1991 and 1999. Although not yet determined, the approximate amount of shares expected to be issued is 400,000. In addition, the Company had negotiated a stock option agreement with Harold Dahl, however, that agreement was never formalized.

7:2's;'s;'s;Exempt

Not Applicable.

7:3's;'s;'s;Parent Company

Not Applicable.

7:4's;'s;'s;Transactions with Promoters

On January 10, 1997, the Company entered into an agreement (as amended) with Leibman and Oesch, L.L.P., located in Houston, Texas, to assist in the development and execution of a plan of financing and reorganization whereby the Company would undertake to sell up to $980,000 of its common stock at $1.00 per share in a private placement transaction and assuming the sale of at least 50,000 shares, the Company would file the proper paperwork to establish a market for its common stock on the Over The Counter Bulletin Board. As part of this agreement, Leibman and Oesch would receive a fixed, non-accountable fee of $75,000 as compensation for its services and advancement of expenses plus 300,000 shares of common stock as follows: 150,000 from the private placement in exchange for services and 150,000 shares of restricted stock. In addition, provisions were made for out of pocket expenses and other related costs.

On June 25, 1999, the Company entered into a Securities Subscription Agreement with RIM Capital, L.L.C., whereby RIM agreed to purchase the Company's 8% Series A Senior Subordinated Convertible Redeemable Debenture at an aggregate price of $750,000. This agreement was executed in reliance upon the exemption from registration afforded by Rule 504 promulgated under Regulation D by the SEC under the Securities Act of 1933, as amended.

On June 25, 1999, the Company entered into an Escrow Agreement with RIM Capital, L.L.C. and Edward H. Burnbaum, Esq., whereby Burnbaum would act as Escrow Agent on behalf of the Company and RIM Capital in order to facilitate the purchase of the Company's debenture as described herein. Burnbaum would receive a fee of $22,500 for this service.

On June 25, 1999, the Company entered into a consultant agreement with Capstone Partners L.C., located in Atlanta, Georgia, in order to compensate Capstone for making the introduction of RIM Capital, L.L.C. to the Company in connection with a private placement of its Senior Series A Senior Subordinated Convertible Redeemable Debentures. The Company agreed to pay Capstone a placement fee of $90,000, including expenses.

On October 27, 1999, the Company entered into an investment banking agreement with Corporate Capital Management, Inc. ("CCM"), located in Minnetonka, Minnesota. The purpose of the agreement was to enable the Company to receive up $1,000,000 in financing. The Company agreed to compensate CCM an amount equal to 10% of the total dollars raised plus an initial $2,500 for legal and administrative expenses, with an additional $1,250 for every $100,000 raised after the first $100,000. CCM shall also receive a warrant to purchase 25,000 shares of Common Stock per $100,000 funded, with an exercise price equal to 110% of the bid price of the stock on the closing date. The warrant shall be issued as afforded by Rule 504 promulgated under Regulation D by the SEC under the Securities Act of 1933, as amended.

ITEM 8.'s;DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

The authorized capital stock of the Company consists of 20,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of December 31, 1999, the Company had outstanding 18, 310,232 shares of common stock.

Preferred Stock

The Company is not currently authorized to issue shares of Preferred Stock, and as a result, there have been no preferred shares issued or outstanding as of the date hereof.

In the event that the Company's Board of Directors authorize the issuance of Preferred Stock in the future, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of Preferred Stock, if any, may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the companys total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

8:2's;'s;Debt Securities

On June 25, 1999, the Company issued a private placement of 8% Series A Senior Subordinated Convertible Debentures. The buyer, RIM Capital L.L.C., subscribed for and agreed to purchase the Debenture having an aggregate original principal face amount of $750,000. The Due Date for the Debenture is June 21, 2001. The Debentures are issuable in denominations of $10,000 and integral multiples thereof. The holder of the Debenture is entitled, at its option, to convert the principal face amount of the Debenture then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 75% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the three trading days immediately prior to the Conversion Date. The 8% per annum interest shall be payable in Common Stock under the same term and conditions that apply to the face amount. At any time after 90 days, the Company has the option to pay to the holder 125% of the principal amount of the Debenture, in full, to the extent conversion has not occurred, or pay upon maturity if the Debenture is not converted.

On November 15, 1999, the Company issued a private placement of 8% Convertible Notes in an aggregate principal amount of up to $400,000. The minimum conversion amount is $50,000. The note is offered, issued and sold pursuant to and in accordance with the exemption from securities registration afforded by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended, and applicable provisions of the Indiana code. The holder of the Note is entitled, at its option, to convert the principal face amount of the Note then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 77.5% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the five trading days immediately prior to the Conversion Date. The 8% per annum interest shall be payable in Common Stock under the same term and conditions that apply to the face amount. The Company has the option at any time to pay to the holder 125% of the principal amount of the Note, in full, to the extent conversion has not occurred, or pay upon maturity if the Note is not converted.

The Company is aware that the total amount that can be raised under Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended, cannot exceed $1,000,000 during a period of one year from the date of the last sale. Therefore, once the aggregate sales of the above private placements reach $1,000,000, the placement(s) shall be closed and not other monies shall be raised under this exemption.

8:3's;'s;Other Securities

Not Applicable.

PART 11

ITEM 1.'s;MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1's;'s;Market Information

The Company's common stock currently trades on the NASD Over The Counter Bulletin Board under the symbol "MIMF". The Company's high and low trading price and volume for the past five (5) quarters are listed in the following table:

Quarterly MIMF Stock Trading Summary:

Quarter	High	Low	Close	Volume
4th Quarter 1998	$0.8750	$0.3125	$0.3125	260,300
1st Quarter 1999	$2.3750	$0.3125	$1.3125	2,803,700
2nd Quarter 1999	$3.0625	$1.0625	$1.6250	1,686,300
3rd Quarter 1999	$1.6875	$0.8125	$1.1250	1,641,400
4th Quarter 1999	$1.0625	$0.1500	$0.2300	5,356,369

As of the date of this Registration Statement, the Company has one outstanding option to purchase 12,500 shares of its $.001 par value common stock, at a strike price equal to 110% of the closing bid price on the date the option was granted. The option, granted on November 15, 1999, expires three years from the date granted.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of

Common Stock.

As of December 31, 1999the date hereof, there wereare 9,253,284 's;'s; shares of Common Stock that could be sold considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the ""Securities Act""). There were 9,056,948 free trading shares of Common Stock as of December 31, 1999.

1:2's;'s;Holders

As of 's;'s; December 31, 1999, there were 87 's; holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 5 's;. In addition, there are an undetermined number of holders with 3,593,289 free trading shares of Common Stock in Cede & Co.

1:3's;'s;Dividends

The Company has not issued any dividends on its Common Stock and has no plans to issue any dividends in fiscal year 2000.

ITEM 2.'s;LEGAL PROCEEDINGS

2:1's;'s;Pending Legal Proceeding

There are no pending legal proceedings.

2:2's;'s;Government Authority Contemplating

Not Applicable.

ITEM 3.'s;CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

3:1's;'s;Accountant Dismissed

Not Applicable.

3:2's;'s;Accountant Disclosures

Not Applicable.

3:3's;'s;Detail of Subject Matter

Not Applicable.

3:4's;'s;Discussions with Board of Directors

Not Applicable.

3:5's;'s;Accountant Authorized to Issue Subsequent Report

Not Applicable.

ITEM 4.'s;RECENT SALES OF UNREGISTERED SECURITIES

4:1's;'s;Date, Title, and Amount Sold

As of December 31, 1999, the Company had 18,310,232 shares of its $.001 par value common stock issued and outstanding of which 9,253,284 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 9,056,948 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Date	Class	Shares	Price	Consideration	Issued To
1/6/92	Common 144	2,500	$20.000000	Services	Yosemite National Trust
3/31/97	Common 144	3,997,500	$00.001000	Capital & Services	Ermine Trust
3/31/97	Common 144	1,000,000	$01.026000	Cash, Property, Equipment	Monsoon Limited Partnership
3/11/98	Common 144	459,025	$01.000000	Cash, Services	90 Various Individuals and Entities
4/8/98	Common 504	91,000	$01.000000	Cash	11 Various Individuals and Entities
6/24/98	Common 144	2,000	$01.000000	Cash	Roger Davidson
7/9/98	Common 144	25,000	$01.000000	Services	Boxer Capital Ltd.
7/13/98	Common 504	100,000	$01.000000	Cash, Services	Dan O'Hara, The BNK Corp
7/16/98	Common 144	200,000	$01.000000	Services	Orville Baldridge
7/20/98	Common 144	70,000	$01.000000	Services	Neil Liebman (35,000) Stephen Co (35,000)
7/22/98	Common 504	125,000	$01.000000	Services	Neil Liebman
7/22/98	Common 504	35,000	$01.000000	Cash	Francis & Madelyn Tan
7/27/98	Common 504	35,000	$01.000000	Cash	Green, Rossi
7/29/98	Common 504	20,000	$01.000000	Cash	Juanita Co
8/6/98	Common 504	4,000	$01.000000	Cash	Shields
8/7/98	Common 144	10,000	$01.125000	Services	Golding, Fay School
8/11/98	Common 504	15,000	$01.062500	Cash	Hartman
8/13/98	Common 144	100,000	$01.200000	Services	Syndicated Financial
9/9/98	Common 144	1,000,000	$00.687500	Patent Rights	Lombardozzi, Swinton
9/29/98	Common 504	20,000	$00.875000	Services	Niel Leibman
10/28/98	Common 144	200,000	$00.437000	Services	Danny Thomas
11/10/98	Common 144	1,500	$00.437000	Services	Abel Mendoza
12/24/98	Common 144	54,730	$00.500000	Cash	Attia, Huffman, Mott, Velarde
1/5/99	Common 504	15,000	$00.500000	Services	Hodge
1/5/99	Common 504	215,000	$00.200000	Cash	Singhal
1/27/99	Common 504	30,000	$00.312500	Services	Leibman
3/4/99	Common 144	1,000	$00.565000	Cash	Earl Miracle
3/15/99	Common 504	300,000	$01.312500	Services	Swinton
4/7/99	Common 144	100,000	$01.375000	Services	CDS Capital
4/14/99	Common 144	7,353,128	$01.312500	Services, Acquisition	Dahl, Macias, Rhyne, Blue Ridge Acquisition
4/29/99	Common 144	500	$01.250000	Prize	Dresser
6/28/99	Common 504	25,000	$01.750000	Services	Capstone
6/30/99	Common 504	50,000	$01.562500	Services	Capstone
7/7/99	Common 504	26,876	$01.078100	Cash	RIM Capital
7/7/99	Common 504	11,431	$01.312500	Cash	RIM Capital
7/20/99	Common 504	148,286	$00.703125	Cash	RIM Capital
7/22/99	Common 144	150,000	$00.827340	Loan Repayment	Lenders Institute
7/22/99	Common 144	5,500	$01.125000	Services	Singhal, Smith
8/30/99	Common 504	100,548	$00.750000	Cash	RIM Capital
9/16/99	Common 504	134,123	$00.562500	Cash	RIM Capital
10/5/99	Common 504	119,060	$00.632700	Cash	RIM Capital
11/10/99	Common 504	89,493	$00.281250	Cash	RIM Capital
11/18/99	Common 504	89,493	$00.281250	Cash	RIM Capital
11/23/99	Common 504	250,000	$00.375000	Cash, Escrow	Glenn Bagwell
11/30/99	Common 144	6,054	$00.370000	Cash	Garcia, Gonzales, Montano, Verlade
12/1/99	Common 144	400,000	$00.250000	Loan Collateral	Smith
12/2/99	Common 504	252,904	$00.140000	Cash	RIM Capital
12/6/99	Common 144	2,000	$00.280000	Cash	Gonzales, Verlade
12/14/99	Common 504	500,000	$00.200000	Cash, Escrow	RIM Capital
12/31/99	Common 504	1,261,809	$00.112500	Cash	RIM Capital

Between April 14, 1997 and April 13, 1998, the Company issued to 101 individuals and entities an aggregate 550,000 shares of its $.001 par value common stock at $1.00 each by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $550,000 in cash and services. Of the 550,000 shares issued, 91,000 shares were free trading and 459,025 were restricted.

Between April 14, 1998 and April 13, 1999, the Company issued to 23 individuals and entities an aggregate 917,000 shares of its $.001 par value common stock at prices of $1.31, $1.06, $1,00, $0.87, $0.56, $0.50, $0.31 and $0.20 by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $808,912 in cash and services. Of the 917,000 shares issued, 3,000 were restricted.

Between April 14, 1999 and December 31, 1999, the Company issued to 7 individuals and entities an aggregate 3,067,077 shares of its $.001 par value common stock at prices ranging between $0.11 and $1.75 by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $917,198 in cash and services. Of the 3,067,077 shares issued, 8,054 were restricted. This total also accounts for the issuance of an option to purchase 12,500 shares of Common Stock.

Subsequent to 12/31/99, shares issued on 4/14/99 to Dahl, Macias and Rhyne were cancelled. Shares issued on 11/23/99 to Glenn Bagwell were being held in escrow pending completion of the Company's Promissory Note offering. Shares issued on 12/14/99 to RIM Capital were being held in escrow pending completion of the Company's Debenture Offering.

4:2's;Underwriters

Not Applicable.

4:3's;Offering Price

The Company has issued four Private Placement Memorandums ("PPM"), each by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, at $1 per share, at the low bid on the date issued, 75% of the bid and 77.5% of the bid.

The first PPM was issued on April 14, 1997, offering up to $1,000,000 of the Company's Common Stock at $1.00 per share.

Between April 14, 1998 and April 13, 1999, the Company issued Common Stock under its second PPM for cash and services at prices determined by the low bid price offered on the OTC Bulletin Board on the date of issuance.

On June 25, 1999, the Company issued a private placement of 8% Series A Senior Subordinated Convertible Debentures. The holder of the Debenture is entitled, at its option, to convert the principal face amount of the Debenture then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 75% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the three trading days immediately prior to the Conversion Date.

On November 15, 1999, the Company issued a private placement of 8% Convertible Notes in an aggregate principal amount of up to $400,000. The holder of the Note is entitled, at its option, to convert the principal face amount of the Note then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 77.5% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the five trading days immediately prior to the Conversion Date.

4:4's;Exemption Applied

The Common Stock, Debenture and Note was offered, issued and sold pursuant to and in accordance with the exemption from securities registration afforded by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended, and applicable provisions of the Colorado, Indiana, New York and Texas state codes.

4:5's;Conversion Terms

The Debentures are issuable in denominations of $10,000 and integral multiples thereof. The holder of the Debenture is entitled, at its option, to convert the principal face amount of the Debenture then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 75% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the three trading days immediately prior to the Conversion Date. The 8% per annum interest shall be payable in Common Stock under the same term and conditions that apply to the face amount. At any time after 90 days, the Company has the option to pay to the holder 125% of the principal amount of the Debenture, in full, to the extent conversion has not occurred, or pay upon maturity if the Debenture is not converted.

The minimum conversion amount for the Promissory Notes is $50,000. The holder of the Note is entitled, at its option, to convert the principal face amount of the Note then outstanding into freely tradeable shares of Common Stock at a Conversion Price for each share of Common Stock equal to 77.5% of the lowest closing bid price of the Common Stock as reported on the OTC Bulletin Board for the five trading days immediately prior to the Conversion Date. The 8% per annum interest shall be payable in Common Stock under the same term and conditions that apply to the face amount. The Company has the option at any time to pay to the holder 125% of the principal amount of the Note, in full, to the extent conversion has not occurred, or pay upon maturity if the Note is not converted.

4:6's;Report Items

Not Applicable.

ITEM 5.'s;INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in this Article or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorneys fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

's;'s;'s;

The board of directors may exercise the corporations power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would's;have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

PART F/S

ITEM 1.'s;FINANCIAL STATEMENTS

Interim Financial Statements Prepared by Management as of September 30, 1999

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BALANCE SHEET

SEPTEMBER 30, 1999

ASSETS

Current Assets

Cash in Bank

Petty Cash

Accounts ReceivableTradeOthers

Inventory

Deposits

Total Current Assets

Property and EquipmentLeasehold Improvement

Machinery and Equipment

Vehicles

Furniture and Fixtures

Accumulated Depreciation

Total Property and Equipment

Other Assets

Capitalized technology

Less Amortization

Patent RightsLess Amortization

Total

Other Assets

TOTAL ASSETS

$ 11,300.870.00 288,439.05 530.922.12 124,584.51 900.00 $ 13,500.00 293.122.04 50,500.00 8,785.69 <141.740.00> $ 550,000.00 <276,200.00> 5,937,500.00 < 29.861.09>	$ 956,146.55 $ 224,177.73 $6,181,438.91 $7,361,763.19

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BALANCE SHEET

SEPTMBER 30, 1999

LIABILITIES and NET WORTH

Current Liabilities

Accounts Payable

Sales Tax Payable

Payroll Taxes Payable

Loans Payable

Total Current Liabilities

Capital Stock

Additional Paid in Capital

Retained Earnings

Total Stockholders' Equity

TOTAL LIABILITIES and STOCKHOLDERS and EOUITY

$ 243,224.06 $ 11,915.55 $ 136,952.74 $ 64,639.59 $ 17,134.37 9,155,397.23 (2,267,500.35)	$ 456,731.94 $6,905,031.25 $7,361,763.19

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

STATEMENT OF INCOME and RETAINED EARNINGS

FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999

INCOME

Sales

Total Sales

COST OF SALES

Beginning Inventory

Material and Supplies

Direct Labor

Commission

Ending Inventory

Total Cost of Sales

GROSS PROFIT

EXPENSES

Advertising

Bank Charges

Consulting

Contribution

Discounts

Dues/Subscriptions

Equipment Rental

Finance Charges

Freight

Fuel Expenses

Insurance

Legal

Licenses

Loan Fees

Maintenance and Repairs

Office Supplies

Postage

Professional Services

Rent

Security

Shop Expenses

Taxes-Payroll

Telephone

Travel

Utilities

Wages-Office

Wages-Stock Holder

Total Expenses

Net Loss Before Other Income/Expenses

$ 1,132,601.28

180,414,64

493,050.24 163,507.34

2,693.85

<124,584.51>

28.531.41

3,951.05

670,000.00

60.00

52,059.50

184.75

3,628.37

16,898.53

14,200.88

197.26

249.49

9,229.10

2,646;86

5.625.00

7,356.30

10,607.90

727.77

114,776.96

46,301.00

647.76

14,334.68

30,397.60

30,353.75

21,545.89

2.186,28

74,812.09

95.000 00

$ 1,132,601.28 $ 721,121.57 $ 411,479.71 $ 1,262,509.24 <$ 851,029.53>

OTHER EXPENSES - INCOME Depreciation Amortization Total Other Expenses - Income Net Income (Loss) Retained Earnings - Beginning of Year Retained Earnings- Ending	$44,613.00 $113,561.09	$158,174.09 ($1,009,203.35) ($1,258,297.00) ($2,267,500.35)

(Remainder of Page Left Intentionally Blank)

Financial Audit for Fiscal Year Ending December 31, 1998

MONSOON INTERNATIONAL

MANUFACTURING & DISTRIBUTION, INC

Financial Statements

For the Year Ended December 31, 1998

Independent Auditors' Report

FINANCIAL STATEMENTS

Balance Sheet

Statement of Stockholders' Equity

Statement of Income and Retained Earnings

Combined Statement of Cash Flows

Notes to Financial Statements

F1 F2 F3 F4 F5 F6-F10

F1

ALEX D. DOMANTAY & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors

Monsoon International Manufacturing & Distribution, Inc.

Parlier, CA 93648

We have audited the accompanying balance sheet of Monsoon International Manufacturing & Distribution, Inc. as of December 31,1998, and the related statements of income and retained earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of maternal misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monsoon International Manufacturing & Distribution, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Los Angeles, California

December 23, 1999

F2

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BALANCE SHEET

DECEMBER 31, 1998

ASSETS

Current Assets

Cash on hand

Accounts receivable

Trade

Others

Merchandise inventory

Total Current Assets

Property and Equipment

Machinery and equipment

Vehicles

Furniture and fixtures

Leasehold improvements

Less: Accumulated depreciation

Property and Equipment

Other AssetsCapitalized technology - Net of

$196,500

Amortization

Investments and deposits

Patent rights

Total Assets

$ 1,642 292,056 240,528 180,415 289,622 50,500 8,796 13,500 352.418 97,127 357,500 80,454 687,500	$ 714,641 265,291 1,125,454 $ 2,105,386

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued expenses

Sales taxes payable

Payroll taxes payable

Loans payable

Total Current Liabilities

Stockholders' Equity

Common stock - $001 par value

Authorized - 20,000,000 shares

Outstanding - 7,820,155

Additional paid-in capital

Retained earnings

Total Stockholders' Equity, Total Liabilities and

Stockholders' Equity

Total Liabilities and Stockholders' Equity

418,575 17,294 17,964 64,640 7,820 2,807,390 (1,258,297)	$ 548,473 1,556,913 $2,105,386

The accompanying notes to Financial Statement are an integral part of these statements.

F3

MONSOON INTERNATIONAL MANUFACTURINC & DISTRIBUTION, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 1998

Balance - December 31, 1997

Common Stock issued m 1998 for Free Trading Series

Common Stock issued in 1998 for Restricted Shares

Net Income (Loss) for the year ended December 31,1998

Balance - December 31, 1998

Number of Shares 5,090,000 889,925 1,840,230 - - 7,820,155	Par Value $.001 0.001 0.001 - $0.001	Common Stock $5,090 890 1,840 - $7,820	Additional Paid In Capital $1,115,045 519,841 1,1172,504 - $2,807,390	Accumulated Deficit $(268,753) - - (989,544) $(1,258,297)	Stockholders Equity $ 851,382 520,731 1,174,344 (989,544) $ 1,556,913	Per Share $0.1673 0.5851 0.6382 (0.1265) $0.1991

The accompanying Notes to Financial Statements are an integral part of these statements.

F4

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC,

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 1998

Sales- Net

Cost of Sales

Gross Profit

General and Administrative Expenses

Net Loss Before Provision for income Tax

Provision for income Tax

Net Loss From Operation

Extraordinary Cost and Expense

Financing cost

Legal, investor relations, & consultants

Net income (Loss) for the Year

Retained Earnings (Deficit) - Beginning of Year

Retained Earnings - End of Year

Earnings (Loss) Per Share

$136,930 621.294	$ 838,284 721,129 117,155 347,675 (230,520) 800 (231,320) 758,224 (989.544) (268.753) (1,258,297) $(0.126538)

The accompanying Notes to Financial Statements are an integral part of these statements.

F5

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 1998

Cash Flows From Operating Activities

Net loss from operation

Adjustments to reconcile net loss to net cash

provided by operating activities

Depreciation and amortization

Increase in current assets

Increase in current liabilities

Investor Relations & Consultants

Net Cash Flows Used In Operating Activities

Cash Flows Used In investing and Financing Activities Investments &

deposits

Financing cost

Cash Flows Used In Investing Activities

Cash Flows From Financing Activities

Issuance of capital stock

Less Non-cash transaction

Cash Flows From Financing Activities

Increase In Cash

Cash- Beginning

Cash- End

Supplemental Disclosure of Cash Flow Information

Cash paid for:

Interest expense

Income taxes

Supplemental Schedule of Non-Cash Transactions

Legal Fees

Consultation & Investor Relations

Patent Rights

Funds from issuance of stocks

$180.631 (408,674) 291,540 (80,454) (136,930) 1,695,075 1,308,794	$(231,320) 63.497 (167,823) (217.384) 386,281 1,074 568 $ 1,642 3,139 $ 800 $ 69,731 551,563 687,500 $ 1,3081,794

The accompanying Notes to Financial Statements are an integral part of these statements

F6

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998

NOTE 1. BACKGROUND

Incorporation - Monsoon International Manufacturing & Distribution, Inc. (the Company) was formed on August 13, 1991 under the laws of the State of Nevada for the purpose of manufacturing and distributing blown insulation and fireproofing machinery. The Company is also engaged in the promotion of new technology in the field of energy conservation and weatherized construction, specializing in insulation and fire proofing application systems, including the design, manufacturing, selling, and distribution of various types of blowing insulation equipment

Asset Exchange Agreement - The Company was organized in 1991 as a distributor of the Monsoon insulation blowing equipment which was owned and manufactured by Dahl Specialty, Mfg. a company owned by Doug Dahl, President of Monsoon International Manufacturing & Distribution: Inc. Although a licensee, the Company engaged in limited sales activities. Monsoon Limited Partnership acquired dahl Specialty, Mfg.. Mr. Dahl, the President/CEO of the Company, was also a shareholder of the General Partner that owned one (1) percent of Monsoon Limited Partnership. In March 1997, the Company acquired all of the assets of Monsoon Limited Partnership worth $1,026,135 in an asset exchange in which the Company paid to the Partnership one million shares of its common stock. The recapitalization of the company and/or the acquisition was accounted for under the purchase method.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable - The Company computes allowance for doubtful accounts by identifying each customer with overdue invoices or disputed invoices

Inventory - Inventory is stated at the lower of cost or market, with cost being

Determined on a first in, first out (FIFO) basis.

Property & Equipment - Property and equipment, which includes lease improvements, are carried at cost and are depreciated or amortized using the straight-line method over the estimated lives ranging from five to seven years as follows :

Lease improvements Machinery and equipment Vehicles Furniture and fixtures	5 years 5 years 5 years 7 years

Significant improvements are capitalized, while other maintenance and repairs are expensed. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is recognized.

F7

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1998

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue Recognition - Revenue from sales of products to distributors and resellers is recognized upon shipment when no significant vendor obligations remain and collection of the receivable is probable. When significant obligations remain after the product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any significant obligations are accrued when the revenue is recognized.

Income Taxes - The Company adopted Statement of Financial Accounting Standards No 109. "Accounting for Income Taxes" which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from the estimates.

Amortization of Other Asset - Other assets consist of technology relating to blown insulation and fireproofing machinery and financing and services agreement. The assets are amortized over 60 months or its useful life, whichever is shorte r

VOTE 3. INCOME TAXES

At December 31, 1998, the Company had a net loss before taxes of $989,544 for Federal income tax and a net operating loss carryover of $1,258,297. The provision for income tax represents the Minimum State income tax.

VOTE 4. RELATED PARTY TRANSACTIONS

On March 3 11 1999. The Company issued 1,000,000 shares of its common stock to Monsoon Limited Partnership. 99% of which is owned by the son of the Companys president, in exchange for various asset worth $1.026,135

F8

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1998

NOTE 4. RELATED PARTY TRANSACTIONS (Cont'd)

On August 13, 1991, the Company issued 2,500 common shares to American Integrity, Inc. in exchange for providing capital and other services. On March 31, 1997, the Company issued additional 3,997,500 common shares to American Integrity, Inc.

Items received by the Company Financing and services agreement Items issued to American Integrity: Inc. 4,000,000 shares of common stock	$ 4,000 $ 4,000

On December 31.1997, the facility and storage of the Company was leased from the company President/CEO for a period of three years at an annual rate of $60,000 and $8,400, respectively.

NOTE 5. OTHER RECEIVABLES

During the period of June 2, 1998 to September 30, 1998 the Company became a joint venture partner in a proposed theme park project located in central California. This agreement dated June 1, 1998 and signed July 29, 1998 required the Company to arrange for financing of the project. To date the Company has invested $240,528, which the Company is treating as receivables due to the following circumstances. The Company had substantially met its obligations of the agreement; however, due to the refusal of the joint venture partner to cooperate the Company has withdrawn its backing of the project and elected to withdraw its cash investment. The Company has engaged legal counsel in order to collect receivable due from the joint venture partner. Management and counsel believe that the Company will prevail and has consequently recorded the amount as receivable.

NOTE 6. INVESTMENT

On March 15, 1999 the Company acquired an option to purchase gypsum-mining claims located near Las Vegas, Nevada area for $79,554.

Subsequent to year end on March 25, 1999 the Company exercised this option and purchased the claims by issuing four (4) million shares of restricted 144 stock at a value of $l.3125 per share (the bid price on April 9, 1999). In addition to the stock $100,000 in cash was paid for a total purchase price of $5,350,000.

Pursuant to an appraisal issued on October 20, 1999 by a chartered mineral surveyor, the gross market value of processed gypsum from such claims is approximately $58,000,000. Management and its mineral experts estimate the cost of extracting the gypsum will be approximately $11,600,000 and will take approximately one year.

F9

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31. 1998

NOTE 7. OTHER ASSETS

At December 31, 1998, other assets are comprised of the following:

Capitalized technology Financing and services agreement Less: Accumulated amortization Net book value Investment in Gypsum Mines Patent rights on Thermal Panel Others Total	$ 550,000 4,000 554,000 (196,500) 357,500 79.554 687,500 900 $ 1,125.454

NOTE 8. COMMITEMENTS

The Company entered into a three-year commercial lease for the plant and office facility and storage as explained in Note 4 above. Future rental payments on these commercial leases are as follows:

Year 2000 2001 Total	Plant & Office $60.000 60,000 $120,000	Storage $8,400 8,400 $16,800

The Company also entered into an employment agreement with the president/CE0 for a fixed term of three years beginning January 1, 1998 with a compensation of $120.000 per year. $120.000 was expensed for the current year and the future compensation on this employment agreement is $240,000 up to December 31, 2001.

NOTE 9. SUBSEQUENT EVENTS

A. Senior Series A Subordinated Convertible Redeemable Debenture - The Company issued a Private Placement of its 8% Senior Series A Subordinated Convertible Redeemable Debenture in $10,000 denomination pursuant to a Securities Subscription on or about June 21, 1999 in varying amounts up to a maximum of $750,000 due on June 21, 2001. The Company has received $450,000 from this Private Agreement, which was promulgated under Rule 504 of Regulation D.

F10

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION INC.

NOTES TO FINBNCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1998

NOTE 9. SUBSEQUENT EVENTS (Cont'd)

The holder of this debenture is entitled at its option after execution and delivery. to convert all or any amount over $10,000 in principal and interest into shares of common stocks, freely tradable and without restrictive legend of any kind at a conversion price of 75% of the lowest bid price as reported by the OTC Bulletin Board three (3) days immediately preceding the date of the receipt by the Company of a notice of conversion. The Company has the option to redeem the debenture note at any time after 90 days of execution and delivery for 125% of the principal amount provided stock conversion has not occurred.

B. Gypsum-Mining Claims - See Note 6 for details.

(Remainder of Page Left Intentionally Blank)

Financial Audit for Fiscal Year Ending December 31, 1997

MONSOON INTERNATIONAL

MANUFACTURING & DISTRIBUTION, INC.

Financial Statements

For the Period April 1, 1997 to December 31, 1997

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD APRIL 1, 1997 TO DECEMBER 31, 1997

 Independent Auditors' Report

FINANCIAL STATEMENTS

Balance Sheet

Statement of Stockholders' Equity

Statement of Income and Retained Earnings

Combined Statement of Cash Flows Notes to

Financial Statements

F1 F2 F3 F4 F5 F6-F9

F1

ALEX D. DOMANTAY & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

3600 WILSHIRE BOULEVARD. SUITE 1903

LOS ANGELES, CALIFORNIA 90010

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS	MEMBER CALIFORNIA SOCIETY OF CERITFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors

Monsoon International Manufacturing & Distribution, Inc.

Parlier, CA 93648

We have audited the accompanying combined balance sheet of Monsoon International Manufacturing & Distribution, Inc. as of December 31, 1997, and the related statements of income and retained earnings, stockholders' equity and cash flows for the period from April 1, 1997 to December 31, 1997. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, m all material respects, the financial position of Monsoon International Manufacturing 6t Distribution, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the period from April 1, 1997 to December 31. 1997, in conformity with generally accepted accounting principles.

/s/ .

Los Angeles,

California February 10, 1998

F2

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BALANCE SHEET

DECEMBER 31, 1997ASSETS

Current Assets

Cash on hand

Accounts receivable

Trade - net of doubtful accounts of $0

OthersMerchandise inventory

Prepaid expenses

Total Current Assets

Property and Equipment

Leasehold improvements

Machinery and equipment

Vehicles

Furniture and fixtures

Less: Accumulated depreciation Property and Equipment

Total Property and Equipment

Other Assets

Capitalized technology - Net

Total Assets

$ 568 43,021 39,815 142,738 78,750 13,500 289,622 50,500 8,796 362,418 26,496	$ 304,892 335,922 467,500 $1,108,314

LIABILITIES AND STOCKHOLDERS' EOUITY

Current Liabilities

Accounts payable and accrued expenses

Sales taxes payable

Payroll taxes payable

Loans payable

Total Current Liabilities

Stockholders' Equity

Common stock - $.001 par value

Authorized -20,000,000 shares

Outstanding- 5,090,000

Additional paid-in capital

Retained earnings

Total Stockholders' Equity

Total Liabilities and Stockholders' Equity

119,447 4,112 665 132,708 5,090 1,115,045 (268,753)	$ 256,932 851,382 $1,108,314

The accompanying Notes to Financial Statements are an integral part of these statements.

F3

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC. STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 1997

Balance-

4/1/97

Common Stock issued -

March 1, 1997 Assignment of Monsoon L.P. Assets

Common Stock Issued -

March 1, 1997 Financing & Services Agreement

Common Stock Issued -

Dec. 15, 1997 Legal & Private Placement

Net Income (Loss) for the Period 4/1/97 to 12/31/97

Balance - 12/31/97

Number Of Shares - 1,000,000 4,000,000 90,000 - 5,090,000	Par Value $- 0.001 0.001 0.001 - $0.001	Common Stock $- 1,000 4,000 90 - $ 5,090	Additional Paid In Capital $- 1,025,135 89,910 89,910 - $1,115,045	Accumulated Deficit $(4,000) - - - (264,753) $ (268,753)	Stockholders Equity $(4,000) 1,026,135 4,000 90,000 (264,753) $ 851,382	Per Share Cost $- 1.016 0.001 1.00 - $0.167

F4

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE PERIOD APRIL 1, 1997 TO DECEMBER 31, 1997

Sales

Cost of Sales

Beginning inventory

Materials and supplies

Direct labor

Overhead

Less: Ending inventory

Total Cost of Sales

Gross Profit

General and Administrative Expenses

Auto expenses

Fuel expenses

Finance charges

Insurance

Legal

Professional services

Maintenance and repairs

Office supplies

Shop expenses

Marketing

Advertising

Bank charges

Interest

Taxes and Incenses

Postage

Lease expense

Telephone

Utilities

Dues and subscriptions

Travel

Entertainment

Office salaries

Payroll taxes

Delivery

Miscellaneous

Employee benefits

Depreciation

Amortization

Total General and Administrative Expenses

Net Less Before Other Income

Other Income

Interest income

Net Loss Before Provision For Income Tax

Provision for Income Tax

Net Income (Loss)

Retained Earnings - Beginning of Year

Retained Earnings - End of Year

135,392

115,875

92,433

88,517

432,217

142,738

506

1,423

2,381

5,678

2,406

26,655

8,712

5,330

5,427

1,050

13,401

1,027

3,462

1,818

1,492

979

17,441

4,564

1,350

11,931

1,202

31,542

3,379

2,771

1,512

2,215

5,015

82,500

$ 272,585 289,479 (16,894) 247,172 (264,066) 113 (263,953) 800 (264,753) (4,000) $(268,753)

The accompanying Notes to Financial Statements are an integral part of these statements.

F5

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.STATEMENT OF CASH FLOWS

FOR THE PERIOD APRIL 1, 1997 TO DECEMBER 31, 1997

Cash Flows From Operating Activities

Net Loss

Adjustments to reconcile net loss to net cash provided by

operating activities

Depreciation and amortization

Accounts receivable

Merchandise inventory

Prepaid expenses

Accounts payable and accrued expenses

Sales taxes payable

Payroll taxes payable

Total Adjustments

Net Cash Flows Used In Operating Activities

Cash Flows Used In Investing Activities

Property and equipment

Capitalized technology

Cash Flows Used In Investing Activities

Cash Flows From Financing Activities

Loan payable

Proceeds from sale of capital stock

Cash Flows From Financing Activities

Increase In Cash

Cash - Beginning

Cash - End

Supplemental Disclosure of Cash Flow Information

Cash paid for:

Interest expense

Income taxes

Supplemental Schedule of Non-Cash Transactions

Merchandise inventory

Petty and equipment

Other assets

Funds from issuance of stocks

108,996 82,836) (142,738) 78,750) 119,447 4,112 665 (362,418) (550,000) 132,708 1,116.135	$ (264,753) (71,104) (335,104) (912,418) 1,248,843 568 - $ 568 $ - $ - $ 135,392 340,643 55,000 $1,026,035

F6

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997

NOTE 1. BACKGROUND

Incorporation - Monsoon International Manufacturing & Distribution, Inc. (the Company) was formed on August 13, 1991 under the laws of the State of Nevada for the purpose of manufacturing and distributing blown insulation and fireproofing machinery. The Company is a development stage company under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

Asset Exchange Agreement - The Company was organized in 1991 as a distributor of the Monsoon insulation blowing equipment which was owned and manufactured by Dahl Specialty, Mfg., a company owned by Doug Dahl, President of Monsoon International Manufacturing & Distribution, Inc. Although a licensee, the Company engaged in limited sales activities. Dahl Specialty, Mfg. was acquired by Monsoon Limited Partnership. Mr. Dahl and Mr. James, the management of the Company, were also shareholders of the General Partner, which owned one (1) percent of Monsoon Limited Partnership. In March 1997, the Company acquired all of the assets of Monsoon Limited Partnership in an asset exchange in which the Company paid to the Partnership one million shares of its common stock.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable - The Company computes allowance for doubtful accounts by identifying each customer with overdue invoices or disputed invoices.

Inventory - Inventory is stated at the lower of cost or market, with cost being determined on a first in, first out (FIFO) basis.

Property and Equipment - Property and equipment, which includes lease improvements, are carried at cost and are depreciated or amortized using the straight-line method over the estimated lives ranging from five to seven years as follows:

Lease improvements Machinery and equipment Vehicles Furniture and fixtures	5 years 5 years 5 years 7 years

's;

Significant improvements are capitalized, while other maintenance and repairs are expensed. When assets are sold or otherwise disposed of the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is recognized.

F7

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1997

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue Recognition - Revenue from sales of products to distributors and resellers is recognized upon shipment when no significant vendor obligations remain and collection of the receivable is probable. When significant obligations remain after the product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any significant obligations are accrued when the revenue is recognized.

Income Taxes - The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from the estimates.

Amortization of Other Asset - Other assets consist of technology relating to blown insulation and fireproofing machinery and financing and services agreement. The assets are amortized over 60 months or its useful life, whichever is shorter.

NOTE 3. INCOME TAXES

At December 31, 1997, the Company had a net loss before taxes of $263,953 for Federal and State income taxes. The provision for income tax represents the Minimum State income tax.

NOTE 4. RELATED PARTY TRANSACTIONS

As of December 31, 1997, the Company had loans of $132,708 due to officer and a certain trust whose trustees are the officers and board directors of the Company. This loan is unsecured and payable in 1998 with 10 % interest per annum.

F8

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1997

NOTE 4. RELATED PARTY TRANSACTIONS (Cont'd)

On March 31, 1997, the Company issued 1,000,000 shares of its common stock to Monsoon Limited Partnership, 99% of which is owned by the son of the Companys president, in exchange for the following:

1. The assignment to the Company by Monsoon Limited Partnership of assets consisting of certain property technologies purchased by Monsoon Limited Partnership and to be used in connection with the Companys planned manufacturing and distribution business. This assignment is absolute.

2. The transfer of furniture and fixtures with an appraised value on the transferors books of $7,700.

3. The transfer of machinery and equipment with an appraised value on the Monsoon Limited Partnerships books of $282,443.

4. The transfer of vehicles with an appraised value on the transferors books of $50.500.

  The transfer of inventory with an appraised value of $135,392.

  The transfer of cash of $100.

A summary of the above items is as follows:

Items received by the Company:

Capitalized technology

Furniture and fixtures

Machinery and equipment

Vehicles

Inventory

Cash

Items issued to Monsoon Limited Partnership:

1,000,000 shares of common stock

Additional paid capital

$ 550,000 7,700 282,443 50,500 135,392 100 $ 1,026,135 $ 1,000 1,025,135 $ 1,026,135

F9

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)

DECEMBER 31, 1997NOTE 4. RELATED PARTY TRANSACTIONS (Cont'd)On August 13, 1991, the Company issued 2,500 common shares to American Integrity, Inc. in exchange for providing capital and other services. On March 31, 1997, the Company issued additional 3,997,500 common shares to American Integrity, Inc.

Items received by the Company Financing and services agreement Items issued to American Integrity, Inc. 4,000,000 shares of common stock		$ 4,000 $ 4,000
NOTE 5. COMMON STOCK ISSUES
Issue Date NONCASH April 13, 1997 March 31, 1997 CASH TOTAL	Asset Received Financing Agreement Cash Capitalized technology Furniture and fixtures Machinery and equipment Vehicles Inventory	Value 4,000 100 550,000 7,700 282,143 50,500 135,392 1,030,135 12,150 $1,042,285	Basis Par value of common stock Net book value Appraised value Appraised value Appraised value Appraised value Appraised value

NOTE 6. OTHER ASSETS

At December 31, 1997, other assets are comprised of the following:

Capitalized technology Financing and services agreement Less: Accumulated amortization Net book value	$ 550,000 4,000 554,000 (86,500) $ 467,500

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit	Description of Document
2	Charter and By-Laws

2.1	Articles of Incorporation Monsoon International Manufacturing and Distribution, Inc. (Original)
2.2	By-Laws Monsoon International Manufacturing and Distribution, Inc.(Original)

3	Instruments Defining the Rights of Security Holders

3.1	See Exhibit 2.1 "Articles of Incorporation"

5	Voting Trust Agreement

5.1	None

6	Material Contracts

6.1	Employment Agreement Between R. Douglas Dahl and Monsoon
6.2	Eight Per Cent Convertible Note Dated November 15, 1999
6.3	Investment Banking Agreement between Corporate Capital Management, L.L.C. and Monsoon
6.4	Consulting Agreement between Capstone Partners, L.C. and Monsoon
6.5	Securities Subscription Agreement between RIM Capital and Monsoon Dated 6/25/99
6.6	Agreement to Acquire Patent #4,810,553 and Patent #4,636,444
6.7	Promissory Note between American Fire Retardant Corp. and Monsoon dated 6/14/99
6.8	Commercial Lease Agreement between R. Douglas Dahl and Monsoon dated 12/31/99
6.9	Commercial Lease Agreement between R. Douglas Dahl and Monsoon dated 12/31/97
6.10	Promissory Note between Ermine Trust and Monsoon dated 8/14/97
6.11	Agreement between Leibman & Oesch, L.L.P. and Monsoon dated 1/10/97
6.12	Amended Agreement between Leibman & Oesch, L.L.P. and Monsoon dated 3/19/97
6.13	Assignment Conveyance & Bill of Sale between Monsoon Limited Partnership & Monsoon dtd 3/31/97
6.14	Agreement to Purchase Blue Ridge Gypsum Mining Claims dated 3/25/99

7	Material Foreign Patents

7.1	None

12	Sales Materials

12.1	None

15	Additional Exhibits

15.1	None

ITEM 2.'s;'s;DESCRIPTION OF EXHIBITS

EXHIBIT 2.1

Articles of Incorporation Monsoon International Manufacturing and Distribution, Inc.

IN THE OFFICE OF THE PECRETARY OF STATE OF THE STATF OF NEVADA

ARTICLES OF INCORPORATION

OF

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

FIRST. The name of the corporation is:

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

SECOND. Its principal office in the State of Nevada is located at 1000 East William Street, Suite 100, Carson City, Nevada 89701, that this corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors. or by the By-Laws of said corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada

THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

(A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

(B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

(C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

  Shall have power to sue and be sued in any court of law or equity.

(E) Shall have power to make contracts.

(F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises, shall include the power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

(G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

(H) Shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders .

(I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

(J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

(K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or far the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

(L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

(N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

(O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

(P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

(Q) shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities.

FOURTH. That the total number of voting common stock authorized that may be issued by the Corporation is TWENTY-FIVE HUNDRED (2,500) shares of stock without nominal or par value and no other class of stock shall be authorized. Said shares without nominal or par value may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this

Corporation, providing that the number of directors shall not be reduced to less than one (1).

The name and post office address of the first Board of Directors shall be one (1) in number and listed as follows:

NAME

Lewis E. Laughlin

POST OFFICE ADDRESS

1000 East William Street, Suite 100

Carson City, Nevada 89701

SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the incorporation.

SEVENTH. The name and post office address of the Incorporator signing the Articles of incorporation is as follows:

NAME

Lewis E. Laughin

POST OFFICE ADDRESS

1000 East William Street, Suite 100

Carson City, Nevada 89701

EIGHTH. The resident agent for this corporation shall be:

LAUGHLIN ASSOCIATES, INC.

The address of said agent, and, the principal or statutory address of this corporation in the state of Nevada, shall be:

1000 East William Street, Suite 100 Carson City, Nevada 89701

NINTH. The corporation is to have perpetual existence.

TENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

Subject to the By-Laws, if any, adopted by the Stockholders, to make,

alter or amend the By-Laws of the Corporation.

To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the ByLaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the

Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (1) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 13th day of AUGUST, 1991.

STATE OF NEVADA

CARSON CITY

On this 13th day of August , 19 91 , in Carson City, Nevada, before me, the undersigned, a Notary Public in and for Carson City, State of Nevada, personally appeared:

Lewis E. Laughlin

Known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.

I, Laughlin Associates, Inc; hereby accept as Resident Agent for the previously named Corporation.

Date 09/13/91 \s\ Irma D. Butler

Sales/Service Advisor Irma D. Butler

EXHIBIT 2.2

By-Laws Monsoon International Manufacturing and Distribution, Inc

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BY-LAWS

ARTICLE I MEETINGS OF STOCKHOLDERS

1. Stockholders' Meetings shall be held in the office of the corporation, at Carson

City, NV, or such other place or places, as the Directors shall from time to time determine.

2. The annual meeting of the stockholders of this corporation shall be held at 11:00

a.m., on the 13th day of August of each year beginning in 1995, at which time there shall be elected by the stockholders of the corporation a Board of Directors for the ensuing year, and the stockholders shall transact such other business as shall properly come before them.

3. A notice signed by any officer of the corporation or by any person designated by the Board of Directors, which sets forth the place of the annual meeting, shall be personally delivered to each of the stockholders of record, or mailed postage prepaid, at the address as appears on the stock book of the Company, or if no such address appears in the stock book of the company, to his last known address, at least ten (10) days prior to the annual meeting.

Whenever any notice whatever is required to be given under any article of these ByLaws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time of the meeting of the stockholders, shall be deemed equivalent to proper notice.

4. If a quorum is not present at the annual meeting, the stockholders present, in person or by proxy, may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each stockholder of record at least ten (10) days before such date to which the meeting was adjourned; but if a quorum is present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.

5. Special meetings of the stockholders may be called at anytime by the President;

by all of the directors provided there are no more than three, or if more than three, by any three Directors; or by the holder of a majority share of the capital stock of the corporation. The Secretary shall send a notice of such called meeting to each stockholder of record at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice to the stockholders, unless by unanimous consent of all stockholders present, either in person or by proxy, all such stock being represented at the meeting.

6. A majority of the stock issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders.

7. Each stockholder shall be entitled to one vote for each share of stock in his own name on the books of the company, whether represented in person or by proxy.

8. All proxies shall be in writing and signed.

9. The following order of business shall be observed at all meetings of the stockholders so far as is practicable:

a. Call the roll;

b. Reading, correcting, and approving of the minutes of the previous meeting;

  Reports of officers;
  Reports of Committees;
  Election of Directors;
  Unfinished business. and
  New business.

ARTICLE II STOCK

1. Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and Secretary of the Corporation.

2. All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby, with the number of such shares and the date of issue shall be entered on the companys books.

3. All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.

ARTICLE III DIRECTORS

1. A Board of Directors, consisting of at least one (1) person shall be chosen annually by the stockholders at their meeting to manage the affairs of the company. The Directors' term of office shall be one (1) year, and Directors may be re-elected for successive annual terms.

2. Vacancies on the board of Directors by reason of death, resignation or other causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.

3. Regular meetings of the Board of Directors shall be held at 1:00 p.m., on the 13th day of August of each year beginning in 1995 at the office of the company at Carson City, NV, or at such other time or place as the Board of Directors shall by resolution appoint; special meetings may be called by the President or any Director giving ten (10) days notice to each Director. Special meetings may also be called by execution of the appropriate waiver of notice and call when executed by a majority of the Directors of the company. A majority of the Directors shall constitute a quorum.

4. The Directors shall have the general management and control of the business and affairs of the company and shall exercise all the powers that may be exercised or performed by the corporation, under the statutes, the certificates of incorporation. and the By-Laws. Such management will be by equal vote of each member of the Board of Directors with each Board member having an equal vote.

5. A resolution, in writing, signed by all or a majority of the members of the Board of Directors, shall constitute action by the Board of Directors to effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the corporation under its proper date.

ARTICLE IV OFFICERS

1. The officers of this company shall consist of: a President, one or more Vice

Presidents, Secretary, Treasurer, and such other officers as shall, from time to time, be elected or appointed by the Board of Directors.

2. The PRESIDENT shall preside at all meetings of the Directors and the

Stockholders and shall have general charge and control over the affairs of the corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform ail such other duties as are incident to his office or are required by him by the Board of Directors.

3. The VICE PRESIDENT shall exercise the functions of the President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him from time to time by the Board of Directors

4. The SECRETARY shall issue notices for all meetings as required by the By-Laws,

shall keep a record of the minutes of the proceedings of the meetings of the Stockholders and Directors, shall have charge of the corporate books, and shall make such reports and perform such other duties as are incident to his office, or properly required of him by the Board of Directors. He shall be responsible that the corporation complies with Section 78.105 of the Nevada Corporation Laws and supplies to the Nevada Resident Agent or Registered Office in Nevada, any and all amendments to the Corporations Articles of incorporation and any and all amendments or changes to the By-Laws of the Corporation. In compliance with Section 78.105, he will also supply to the Nevada Resident Agent or Registered Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger specified in the section is kept.

5. The TREASURER shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation, or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors, from time to time, as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.

6. The RESIDENT AGENT shall be in charge of the corporations registered office in the State of Nevada, upon whom process against the corporation may be served and shall perform all duties required of him by statute.

7. The salaries of all officers shall be fixed by the Board of Directors and may be changed from time to time by a majority vote of the Board.

8. Each of such officers shall serve for a term of one (1) year or until their successors are chosen and qualified. Officers may be re-elected or appointed for successive annual terms.

9. The Board of Directors may appoint such other officers and agents, as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

ARTICLE V INDEMNIFICATTON OF OFFICERS AND DIRECTORS

1. The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the Corporations request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of stockholders or otherwise. ARTICLE VI AMENDMENTS

1. Any of these By-Laws may be amended by a majority vote of the stockholders at any annual meeting or at any special meeting called for that purpose.

2. The Board of Directors may amend the By-Laws or adopt additional By-Laws,

but shall not alter or repeal any By-Laws adopted by the stockholders of the company.

*****************************************************************

CERTIFIED TO BE THE BY-LAWS OF:

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

BY \s\ N. James

N. James

EXHIBIT 6.1

EMLOYMENTAGREEMENT

This Employment Agreement (this "Agreement") is made effective as of JANUARY 1,1998 by and between MONSOON MTERNATIONAL MANUFACTURING & DISTRBUTION, INC., ("the Employer"), of R Douglas Dahl and R Douglas Dahl (the "Employee")

  Employer is engaged in the business of manufacturing and distribution of manufactured products and maintains an office in Parlier, California.
  Employer desire to have the services of the Employee.
  Employee is willing to be Employed by Employer.
  Therefore, the parties agree as follows.

1. EMPLOYMENT. Employer shall employ Employee as a President/CEO to oversee the general activities of the Employer Employee accepts and agrees to such employment, subject to the general supervision, advice and direction of Employer and the Employers supervisory personnel. Employee shall also perform (i) such other duties as are customarily performed by an employee in a similar position, And (ii) such other an unrelated services and duties as may be assigned to Employee From time by Employer.

2. BEST EFFORTS OF EMPLOYEE. Employee agrees to perform faithfully. industriously, and to the best of Employees ability, experience, and talents, all of the duties that may be required by the express and implicit terms of this Agreement, to the reasonable satisfaction of Employer. Such duties shall be provided at such place(s) as the needs, business, or opportunities of the Employer may require from time to time.

3. COMPENSATION OF EMPLOYEE. As Compensation for the services provide by Employee under this Agreement, Employment, Employee will pay Employee $10,000.00 per month. This amount shall be paid in accordance with the Employers usual payroll procedures. Upon termination of this Agreement, payments under this paragraph shall cease; provided, however, that the Employee be entitled to payments for periods or partial periods that occurred prior to the date of termination and for which the Employee has not yet been paid. Accrued vacation will be paid in accordance with the state law and the Employers customary procedures. This section of Agreement is included only for accounting and payroll purposes and should not be construed as establishing a minimum or definite term of employment. In addition Employer shall provide a new or second hand ( at Employees choice ) motor vehicle of Employees choice which shall be run entirely at Employers expense and shall be replaced not less often than each two years.

4. REIMBURSEMENT FOR EXPENSES IN ACCORDANCE WITH EMPLOYER POLICY. The Employer will reimburse Employee for all "cut-of- pocket expenses incurred by Employee in the furtherance of the performance of his duties hereunder including (but not limited to) airfares ( including traveling Club Class or First Class or similar standard); hotel and accommodation; relocation expenses; subsistence expenses; car hire and related expenses.

5. CONFIDENTIALITY. Employees recognizes that Employer has and will have information which shall come into his possession as a result of this employment ("Information") which is valuable, special and a unique asset of Employer. Employee agrees that the Employee will not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate in any manner any information to any third party without the prior written consent of the Employer. Employee will protect the information and treat it as strictly confidential. A violation by Employee of this paragraph shall be material violation of this Agreement and will justify legal and/or equitable relief.

6. UNAUTHORIZED DISCLOSURE OF INFORMATION. If it appears that Employee has disclosed top has threatened to disclose) Information in violation of this Agreement, Employer shall be entitled to an injunction to restrain Employee from disclosing in whole or in part, such information, or from providing any services to any party to whom such information has been disclosed may be disclosed. Employer shall not be prohibited by this provision from pursuing other remedies, including a claim for tosses and damages .

7. TERM I TERMINATION. Employees employment under this Agreement shall be for a tired term of three years from the date hereof( the "Fixed Term" ) and thereafter on an "at will" basis. Employer may not terminate this Agreement during the Fixed Term, with or without notice save in the event of fundamental breach of contact committed by Employee After the Fixed Term this Agreement may be terminated by either party upon 120 days written notice. If Employer shall so terminate this Agreement otherwise, Employee shall be entitled to compensation for the remaining period of the Fixed Term plus 120 days.

8. ACCOMMODATION. Employer recognizes that Employee may not be required to work more than two weeks in any and each calendar month away from his family home and that Employee may carry out his duties hereunder from such location and country as he in his absolute discretion may consider reasonable provided that he performs his duties hereunder to a reasonable standard. Further Employer recognizes that it has no right to require Employee to relocate his home and family in order to perform his obligation hereunder. Further Employer recognizes and agrees that Employee may at his discretion establish a home base for himself in place of his choice of a standard and style that Employee is accustomed to or may reasonable require in his absolute discretion for the better performance of his obligations hereunder and that Employer shall underwrite all costs associated therewith including( but not limited to) me payment of all rent and outgoing thereon and the provision of suitable furniture furnishing and equipment therein that Employee may in his discretion consider necessary and appropriate.

9. FOREBEARANCE. Employer recognizes that in the event that Employee does not at any time receive all or part of his compensation and or reimbursement of his expenses in accordance with the terms of this Agreement, forbearance by Employee in demanding the same shall not in any event be taken as waiver by Employee to such entitlement which shall at all times be a debt due by Employer to Employee and payable immediately upon demand.

10. NOTICES. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United State mail, postage paid, addressed as follows:

Employer Address.

Monsoon International Manufacturing & Distribution, Inc.

l4660 E. Manning Ave.

Parlier, California 93648

Employee Address:

R Douglas Dahl

P.O. Box 216

Parlier, California 93648

Such addresses may be changed from time to time by either party by providing written notice in the manner set forth above.

11. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or condition in any other agreement whether oral or written This Agreement supersedes any prior \r7inen or oral agreement between the parties.

12. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

13. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provision shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then suck provision shall be deemed to be written, construed, and enforced as so limited.

14. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that partys right to subsequently enforce and compel strict compliance with every provision of this Agreement.

15. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of California.

Employer:

Monsoon International Manufacturing & Distribution, Inc.

By: \s\

AGREED TO AND ACCEPTED

Employee:

By: \s\ R Douglas Dahl

R Douglas Dahl

EXHIBIT 6.2

US$50,000.00

NOTE #01

EIGHT PERCENT (8%) CONVERTIBLE NOTE

DATED NOVEMBER 15, 1999

THIS NOTE (this "Note") is one of the duly authorized issue of Convertible Notes of Monsoon International Manufacturing & Distribution, Inc., a Nevada corporation (the "Company"), in an aggregate principal amount of up to US$400,000.00 (collectively, the "Notes"). This Note is offered, issued and sold pursuant to and in accordance with the exemption from securities registration afforded by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended, and applicable provisions of the Indiana Code.

FOR VALUE RECEIVED, the Company promises to pay to Salksanna, Inc., or its assigns (the "Holder"), the principal sum of US$50,000 (Fifty Thousand United States Dollars) (the "Initial Principal Amount") or such lesser principal amount following the conversion or conversions of this Note in accordance with Paragraph 4 (the "Outstanding Principal Amount") on November 1, 2001 (the "Maturity Date"), and to pay interest on the Outstanding Principal Amount from time to time, semiannually in arrears on the first business day of December and June (the "Interest Payment Dates"), at the rate of eight percent 8% per annum occurring from the date of issuance.

Accrual of interest shall commence on the first day to occur after the date hereof until repayment in full of the principal sum has been made or duly provided for. Accrued and unpaid interest shall bear interest at the same rate until paid. The interest so payable will be paid in shares ("Interest Shares") of the Company's common stock, $.001 par value per share ("Common Stock") at the then applicable conversion price (computed as described in paragraph 4 below) on the Interest Payment Dates to the Holder on the tenth day prior to the Interest Payment Date. The principal of this Note is payable in such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of the Company as designated in writing by the Holder from time to time.

The Company will pay the principal of this Note on the due date, free of any withholding or deduction of any kind (subject to the provision of paragraph 2 below), to the Holder as of the due date and addressed to the Holder at the address appearing on the Note Register.

The forwarding of such check and/or Interest Shares shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such check and/or Interest Shares.

This Note is subject to the following additional provisions:

1. These Notes are originally issuable in amounts of not less than US$50,000.00

2. All payments on account of the principal of this Note and all other amounts payable under this Note (whether made by the Company or any other person) to or for the account of the Holder hereunder shall be made free and clear of and without reduction by reason of any present and future income, stamp, registration and other taxes, levies, duties, cost, and charges whatsoever imposed, assessed, levied or collected by the United States or any political subdivision or taxing authority thereof or therein, together with interest thereon and penalties with respect thereto, if any, on or in respect of this Note (such taxes, levies, duties, costs and charges being herein collectively called "US Taxes").

3. If at any time there occurs a transaction in which in excess of 50% of the Company's voting power is transferred (excluding any public or private offering of Company equity securities) on any consolidation or merger of the Company into any other or other entity or person (whether or not the Company is the surviving Corporation), or any other corporation reorganization or transaction or series of related transactions, the Holder of this Note then outstanding may participate in any such transaction as a class with common stockholders on the same basis as if this Note had been converted one day prior to the effective date of such transaction; provided, however, that at the sole option of the Holder of this Note, the Holder may treat the effective date of any transaction that occurs prior to November 1, 2001, as a redemption date and shall be entitled to have the Company redeem this Note at a price equal to 125% of the Outstanding Principal Amount of this Note. The Holder shall be entitled to make such election at any time up to ten (10) days prior to the effective date of the transaction, or ten (10) days after the Holder has received written notice of such transaction, whichever is later. The Company shall not effect any stock split, subdivision or combination with an effective date within three (3) trading days preceding the effective date of a merger or consolidation. The Company shall not make, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional Common Stock, within an effective date within three (3) trading days prior to the effective date of a merger or consolidation.

Notwithstanding the transfer of 50% of the Company's voting power, the Company shall have the unequivocal right to redeem his Note at any time prior to the Maturity Date at a price equal to 125% of the Outstanding Principal Amount of this Note, provided that the Company shall give to the Holder fifteen (15) business days written notice of its intention to do so and the Holder has not previously faxed a Notice of Conversion with respect to the Note (or portion thereof) sought to be redeemed. The Holder shall have such fifteen (15) business day notice period to effect a partial or full conversion of the outstanding principal amount (plus any accrued and unpaid interest) in the sole discretion of the Holder as to timing and amount so converted. Upon notice of its right and intention to redeem the Note and upon the expiration of such fifteen (15) business day period, the Company shall immediately transfer the full redemption price to the Holder in accordance with the Holder's written instructions. Notwithstanding anything herein to the contrary, the Company may not redeem any portion of this Note with respect to which the Holder has delivered a Notice of Conversion (via facsimile or otherwise) to the Company prior to or within fifteen (15) business days after the Holder's receipt of a redemption notice, nor may the Company redeem this Note prior to the date which is forty-five (45) days after the date of this Note, in either case without the written consent of the Holder. The date of facsimile delivery of the Notice of Conversion to the Company as herein provided shall be referred to herein as the "Conversion Date."

4. The Holder of this Note is entitled, at its option, at any time after the date of this Note, to convert all or any lesser portion of the Initial Principal Amount into Common Stock at a conversion price (the "Conversion Price") for each share of Common Stock equal to the lesser of (x) one hundred percent (100%) of the lowest of the closing bid prices for the Common Stock for the five (5) trading days prior to the date of this Note; or (y) or seventy-seven and one-half percent (77/5%) of the lowest of the closing bid prices for the Common Stock for the five (5) trading days immediately prior to the Conversion Date. In the event of any stock split, dividend, combination or similar event occurring after a Conversion Date and prior to the issuance of the respective stock certificates, the Conversion Price will be subject to appropriate adjustment. For purpose of this section, the closing bid price of the Common Stock shall be the closing bid price as reported by the Nasdaq Stock Market, or the closing bid price in the over-the-counter market or, if the Common Stock is listed on another stock market or exchange, the closing bid price on such exchange as reported in the Wall Street Journal. Conversion of this Note into Common Stock shall be effectuated by transmitting (via facsimile or otherwise) to the Company the form of conversion notice attached to the Note as Exhibit A (a "Notice of Conversion"), executed by the Holder of the Note evidencing such Holder's intention to convert the Note. Interest accrued or accruing from the date of issuance to the Conversion Date (but not previously paid in cash or Interest Shares) on the amounts, so converted shall be paid in Interest Shares, calculated at the same Conversion Price (as determined above) as would apply on the Conversion Date for the principal amount being converted but using the discount percentage applicable as of such date and shall constitute payment in full of any such interest on the same terms as would otherwise apply to the conversion of the principal amount hereof.

No fractional shares or scrip representing fractions of shares of Common Stock will be issued on conversion, but the number of shares of Common Stock issuable shall be rounded to the nearest whole share. The date on which a Notice of Conversion is given shall be deemed to be the date on which the Holder notifies the Company of its intention to so convert by delivery, by facsimile transmission or otherwise, of a copy of the Notice of Conversion, Notice of Conversion may be given by facsimile to the Company at 559.646.0433, attn: Mr. R, Douglas Dahl, President, or if by physical delivery of the Notice of Conversion to the Company at the address for the Company contained in the Note Purchase Agreement. At the Maturity Date, any unconverted principal amount and accrued interest thereon shall at the Maturity Date be paid, at the option of the Company, in either (a) cash or (b) Common Stock valued at a price equal to the Conversion Price determined as if the Note was converted in accordance with its terms into Common Stock on the Maturity Date. Upon conversion of all the outstanding principal amount of this Note, the Holder shall submit this original Note to the Company for cancellation or shall destroy this Note and, if requested by the Company, certify in writing to the Company that this Note has been destroyed.

Upon delivery by the Holder to the Company (via facsimile or otherwise) of a Notice of Conversion properly completed and duly executed by the Holder, unless otherwise specified in the Note Purchase Agreement, the Company shall issue and, within five (5) business days after delivery (via facsimile or otherwise) to the Company of the Notice of Conversion (the "Deadline"), deliver to or upon the order of the Holder one or more certificates (the "Certificates"), bearing no restrictive legend of any kind, representing that number of shares of Common Stock into which the portion of the Note converted is convertible, as shall be determined in accordance herewith.

Without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Certificates (without restrictive legend of any kind or stop transfer order affecting the Common Stock represented by the Certificates) issuable upon conversion of this Note is more than one (1) day after the Deadline, the Company shall pay to the Holder $20 per each $10,000 in principal amount per day in cash, for the first day beyond the deadline and $20 per each $10,000 in principal amount per day for each day thereafter that the Company fails to deliver the Certificates. Such cash amount shall be paid to the Holder upon Holder's written demand therefor. In addition, and again without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if the Shares issuable upon conversion of this Note are delivered more than one (1) day after the Deadline, or if the Shares are subject to any restrictive legend or stop-transfer order of any kind, then in either case the Holder shall have the right (but not the obligation) to adjust the Conversion Price, by using the date of the Holder's receipt of the Certificates as the Conversion Date and recalculating the Conversion Price based upon such new Conversion Date, or to rescind the subject conversion in writing, and reconvert at Holder's option at any time thereafter. If such recalculation results in the Holder being entitled to more shares of Common Stock than was stated in the applicable Notice of Conversion, then the Company shall issue such additional shares of Common Stock to the Holder, without restrictive legend, pursuant to Rule 504 of Regulation D, within three (3) days after the Holder's written demand therefor delivered to the Company via facsimile.

The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal amount of the Note to be converted at such time, plus the dollar amount of all interest that has accrued on that portion of the Note then being converted but which has not previously been paid, by the Conversion Price in effect on the date the Notice of Conversion is delivered via facsimile to the Company by the Holder. The number of Interest Shares shall be determined utilizing the following equation: [(the principal amount of the Note to be converted, multiplied by a fraction (A) the numerator of which is the number of days elapsed since the date of issuance of this Note and (B) the denominator of is 365) multiplied by .08; the resulting number shall be divided by the Conversion Price then in effect to determine the number of Interest Shares.

5. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to the payment of the principal of this Note at the time, place and rate, and in the coin or currency herein prescribed. This Note and all other Notes now or hereafter issued on similar terms are direct obligations of the Company. This Note ranks equally with or superior to all other Notes now or hereafter issued under the terms set forth herein. In the event of any liquidation, reorganization, winding up or dissolution, repayment of this Note shall not be subordinate in any respect to any other indebtedness of the Company outstanding as of the date of this Note or hereafter incurred by the Company.

Such non-subordination shall extend, without limiting the generality of the foregoing to all indebtedness of the Company to banks, financial institutions, other secured lenders, equipment lessors and equipment finance companies, but shall exclude trade debts; and any warrants, options or other securities convertible into stock of the Company shall rank pari passu with the Note in all respects, so long as issued prior to the date hereof.

6. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

7. If the Company at any time or from time to time after the date of this Note makes a dividend or other distribution to holders of Common Stock payable in securities of the Company other than the Interest Shares, then in each such event provision shall be made so that the Holder shall receive upon conversion of this Note pursuant to Paragraph 4 hereof, in addition to the number of Interest Shares receivable thereupon, the amount of such other securities of the Company to which the Holder on the relevant record of payment date, as applicable, of the number of Interest Shares so receivable upon conversion would have been entitled, plus any dividends or other distributions would have been received with respect to such securities had the Holder thereafter, during the period from the date of such event to and including the Conversion Date retained such securities, subject to all other adjustments called for during such period under this Note with respect to the rights of the Holder.

8. If at any time or from time to time after the date of this Note, the Common Stock issuable upon the conversion of the Note is changed into the same or different numbers of shares of any class or classes or stock, whether by re-capitalization or otherwise (other than subdivision or combination of shares of Common Stock, or stock dividend or reorganization provided for elsewhere in this Note or a merger or consolidation, provided for in Paragraph 3), then in each such event the Holder shall have the unequivocal right to convert the Note into the kind of security receivable in such re-capitalization, reclassification or other change by holders of Common Stock, all subject to further adjustment as provided herein. In such event, the formulae set forth herein for conversion and redemption shall be equitably adjusted to reflect such change in number of shares or, if shares of a new class of stock are issued, to reflect the market price of the class or classes of stock issued in connection with the above described transaction.

9. If at any time or from time to time after the date of this Note there is capital reorganization of the Common Stock (other than a re-capitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Note) then, as a part of such reorganization, provision shall be made so that the Holder shall thereafter to be entitled to receive upon conversion of this Note the number of shares of stock or other securities or property to which a holder of the number of Shares deliverable upon conversion would have been entitled on such capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Note with respect to the rights of the Holder after the reorganization to the end that the provisions of this Note shall be applicable after that event and be as nearly equivalent as may be practicable, including, by way of illustration and not limitation, by equitably adjusting the formulae set forth herein for conversion and redemption to reflect the market price of the securities or property issued in connection with the above described transaction.

10. If one or more of the "Events of Default" as described in Paragraph 11 shall occur, the Company agrees to pay all costs and expenses, including reasonable attorney's fees, which may be incurred by the Holder in collecting any amount due under, or enforcing any terms of, this Note.

11. If more than one of the following described "Events of Default" shall occur:

(a) The Company shall default in the timely payment of principal or interest; or

(b) Any of the representations or warranties made by the Company herein or in the Note Purchase Agreement between the Company and Holder with respect to this Note, or in any certificate or financial or other document heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note, shall be false or misleading any material respect at the time made; or

(c) The Company shall fail to perform or observe any other covenant, provision, condition, agreement or obligation of the Company under this Note and such failure shall continue uncured for a period of thirty (30) days after notice from the Holder of such failure (except that no cure period other than that described in Paragraph 4 above shall be had for any violation or breach of Paragraph 4 by the Company); or

(d) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts as they mature; (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business; or

(e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within thirty (30) days after such appointment; or

(f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within thirty (30) days thereafter; or

(g) Any money judgment, writ or warrant of attachment, lien or similar process in excess of Two Hundred Thousand ($200,000) Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unsatisfied, unvacated, unbounded or unstayed for a period of thirty (30) days (unless such order provided for delayed payment) or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

(h) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and if instituted against the Company, shall not be dismissed, stayed or bonded within sixty (60) days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

(i) The Company shall have its common stock delisted from the OTC Bulletin Board Market;

Then, or at any time thereafter, and in each and in every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default), the Holder may consider this Note immediately due or payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived, anything herein or in any note or other instruments contained to be contrary notwithstanding, and the Holder may immediately demand without expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law. In such event, the Holder shall have the right (but not the obligation) to demand in writing that this Note be redeemed by the Company within five (5) business days after such Default has occurred (or after such written demand for redemption, whichever is later) at a redemption price per Note equal to 125% of the Outstanding Principal Amount due hereunder.

12. If at any time on or after the date hereof and prior to conversion of all of this Note into Common Stock as described in Paragraph 4 above, trading of the Common Stock is suspended on the principal market or exchange for such shares (currently the OTC Bulletin Board Market) for a period of five (5) consecutive trading days, other than as a result of the suspension or trading of securities in general, or if the Common Stock at any time becomes ineligible for trading, then, at the Holder's option, the Company shall redeem the Note at a redemption date designated by the Holder, and for the redemption price provided in Paragraph 11.

13. Notwithstanding anything to the contrary contained herein, each Notice of Conversion shall contain representations to the effect that (I) the Holder is an "accredited investor" as such term is defined in Rule 501(A) of Regulation D promulgated by the SEC under the 1933 Act, and (II) the Conversion Shares are being acquired for the Holder's own account and not as a nominee for any other party.

14. The Holder may, subject to compliance with the Note Purchase Agreement pursuant to which this Note was purchased, and the provisions of Rule 504 of Regulation D under the Securities Act of 1933, as amended (the 1933 Act"), with notice, transfer, assign, mortgage or encumber this Note, any interest herein or any part hereof in integral multiples of $10,000 or the entire outstanding balance to an "accredited investor" as defined in the 1933 Act that will be acquiring the Note or interest herein for its account for the purpose of investment and not with a view to or for sale in connection with any distribution hereof and each assignee, transferee or mortgage (which may include any affiliate of the Holder) shall have the right to transfer or assign its interest subject to the same limitations. Each such assignee, transferee and mortgagee shall have all of the rights of the Holder under this Note. The Company condition registrations of transfers on the receipt of a certificate from the assignee, transferee of mortgagee in a form acceptable to the Company that contains representations and warranties similar to those of the Holder contained in Section 2 of said Note Purchase Agreement and IRS Form W-9 or an equivalent certification under penalty of perjury in compliance with the Internal Revenue Code of 1986, as amended from time to time.

15. The Company covenants that until all amounts due under this Note have been paid in full, by conversion or otherwise, unless the Holder or subsequent Holder waives compliance in writing, the Company shall:

(a) give prompt written notice to the Holder of any Event of Default or of any other matter which has resulted in, or could reasonably be expected to result in a materially adverse change in its financial condition or operations;

(b) give prompt notice to the Holder of any claim, action or proceeding which, in the event of any unfavorable outcome, would or could reasonably be expected to have a Material Adverse Effect (as defined in the Note Purchase Agreement) on the financial condition of the Company;

(c) at all times reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of this Note into Common Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding principal balance of this Note into Common Stock. If the Company does not have a sufficient number of shares of Common Stock available to satisfy the Company's obligations to the Holder upon receipt of a Notice of Conversion or is otherwise unable to issue such shares in accordance with the terms of this Note (a "Conversion Default"), from and after the tenth day following a Conversion Default (which for all purposes shall be deemed to have occurred upon the Company's facsimile receipt of the applicable Conversion Notice), the Holder shall have the right to demand from the Company the immediate redemption of this Note in cash at a redemption price equal to 125% of the then outstanding Principal Amount; provided, however, that no Redemption Notice may be delivered by the Holder subsequent to the Holder's receipt of notice from the Company (sent by overnight or 2-day courier with a copy sent by facsimile) of availability of sufficient shares to permit conversion (a "Post-Default Conversion") of the Note; provided further that such right shall be reinstated if the Company shall thereafter fail to perfect such Post-Default Conversion by delivery of Common Stock in accordance with applicable provision of Paragraph 4 hereof with respect thereto within five (5) business days of delivery of the notice of Post-Default Conversion. In addition to the foregoing, upon the Conversion Default, the rate of interest on the Note shall to the maximum extent permitted by law be increased by two percent (2%) commencing on the first day of the thirty (30) day period (or part thereof) following a Conversion Default; an additional two percent (2%) commencing on the first day of each second such (30) day periods (or part thereof); and additional one percent (1%) on the first day of each consecutive thirty (30) day period (or part thereof) thereafter until such securities have been duly converted or redeemed as herein provided. Any such interest which is not paid when due shall, to the maximum extent permitted by law, accrue interest until paid at the rate from time to time applicable to interest on the Note as to which the Conversion Default has occurred.

(d) Upon receipt by the Company of evidence from the Holder reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note,

(i) in the case of loss, theft or destruction, upon provision of indemnity reasonably satisfactory to it and/or its transfer agent, or

(ii) in the case of mutilation, upon surrender and cancellation of this Note,

then the Company at its expense will execute and deliver to the Holder a new Note, dated the date of the lost, stolen, destroyed or mutilated Note, and evidencing the outstanding and unpaid principal amount of the lost, stolen, destroyed or mutilated Note.

16. The Holder, by acceptance hereof, acknowledges that the Holder will not offer, sell or otherwise dispose of this Note or the Common Stock issuable upon conversion hereof except under circumstances which will not result in a violation of the 1933 Act or any applicable state securities laws.

17. In the case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that its enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected impaired thereby.

18. The Note and the Note Purchase agreement between the Company and the Holder (including all Exhibits thereto) constitute the full and entire understanding and agreement between the Company and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

19. This Note shall be governed by and construed in accordance with the internal laws of the State of Colorado.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: November 15, 1999

MONSOON INTERNATIONAL MANUFACTURING &

DISTRIBUTION, INC.

By:

Mr. R. Douglas Dahl, President

EXHIBIT A

NOTICE OF CONVERSION

(To Be Executed by the Registered Holder in Order to Convert the Note)

The Undersigned hereby irrevocably elects to convert $ of the Eight Percent (8%) Convertible Note Due November 1, 2001, No. 01, into shares of Common Stock of Monsoon International Manufacturing & Distribution, Inc. (the "Company"), according to the terms and conditions set forth in the Note, as of the date written below. If securities are to be issued to a person other than the Undersigned, the Undersigned agrees to pay all applicable transfer taxes with respect thereto.

The Undersigned represents that it, as of this date, is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the 1933 Act.

The Undersigned also represents that the Conversion Shares are being acquired for the Holder's own account and not as a nominee for any other party. The Undersigned represents and warrants that all offers and sales by the Undersigned of the Conversion Shares shall be made pursuant to an exemption from registration under the 1933 Act. The Undersigned understands that pursuant to the representations of the Company regarding Rule 504 of Regulation D, the shares of Common Stock to be received upon conversion of the Note shall not contain any restrictive legend of any kind.

Conversion Date: *

Applicable Conversion Price:

Holder (Print True Legal Name):

(Signature of Duly Authorized Representative of Holder)

Address of Holder

*This Notice of Conversion (whether by facsimile or otherwise as permitted in the Note) must be received by the Company by the second business day following the Conversion Date.

EXHIBIT B

STOCK ESCROW AND SECURITY AGREEMENT

THIS STOCK ESCROW AND SECURITY AGREEMENT (this "Agreement") is dated as of November 15, 1999, by and among MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC., a corporation organized under the laws of the State of Nevada, U.S.A. (the "Company), the undersigned buyer (the "Buyer") and H. GLENN BAGWELL, JR., a duly licensed attorney, who practices law in the State of North Carolina, U.S.A., an Escrow Agent (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Buyer and the Company have entered into that Note Purchase Agreement dated of even date herewith (the "Securities Purchase Agreement"), pursuant to which the Company has agreed to sell, and the Buyer has agreed to purchase, in a closing or closings as described in the Securities Purchase Agreement (each a "Closing"), that 8% Convertible Promissory Note of the Company (the "Note"), which is convertible into shares of common stock of the Company, $.001 par value per share ("Common Stock") (collectively, the "Securities"); and

WHEREAS, the Buyer has requested certain additional security as partial consideration for Buyer's undertakings as described in the Securities Purchase Agreement and the Note; and

WHEREAS, it is a condition of the Buyer's obligation to purchase the Securities, that this Agreement be executed and delivered by all of the parties named above, and that the undertakings described herein be performed; and

WHEREAS, the Escrow Agent is willing to act hereunder on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth below, the parties hereto hereby agree as follows:

1. ESCROW ACCOUNT.

1.1 Deposit. On or before the date of the Closing, by electronic transfer or by delivery of one or more certificates, the Company shall deposit two hundred fifty thousand (250,000) shares of unrestricted, free-trading Common Stock (each a "Share" and collectively the "Shares") with the Escrow Agent, to be held by the Escrow Agent in a separate brokerage account ("Escrow Account") established with Wachovia Securities, Inc. (the "Brokerage"), subject to the terms and provisions contained herein. The parties hereto acknowledge that the Closing shall not occur prior to the deposit of the Shares into the Escrow Account.

2. DISBURSEMENT OF SHARES.

2.1 Disbursement. None of the Shares shall be disbursed other than in accordance with the terms hereof, or in accordance with the written instructions of both the Company and the Buyer delivered to the Escrow Agent. In no event shall the Escrow Agent release or transfer any Shares to any party other than to the Buyer or to the Company in accordance with this Agreement, absent express written instructions from the Company to transfer Shares to a third party. The Shares (or such portion as may be applicable) shall be disbursed by the Escrow Agent under the following circumstances.

(a) At any time, in accordance with the terms of the Note, the Buyer exercises its right to convert the Note (or any portion thereof) into Common Stock, the Buyer shall in addition to the steps required under the Note, deliver via facsimile a copy of the Notice of Conversion (as defined in the Note) to the Escrow Agent. The Escrow Agent shall, as soon as practicable upon receipt thereof but in any event within two (2) days after receipt of the Notice of Conversion, deliver to or at the direction of the Buyer, via electronic transfer out of the Escrow Account such number of Shares as are to be received by the Buyer upon conversion in accordance with the Notice of Conversion. The Escrow Agent shall have no discretion with respect to the number of Shares to be delivered pursuant to a Notice of Conversion, but shall deliver that number specified in such Notice of Conversion.

(b) Upon conversion into Common Stock of all the outstanding principal amount of the Note offered and sold pursuant to the Securities Purchase Agreement, and upon delivery of that number of Shares which is equivalent to the number of shares of Common Stock to have been received by the Buyer upon conversion of all of the Note so offered and sold, the Company and the Buyer shall send via facsimile written notice to the Escrow Agent that all of the outstanding principal amount of the Note has been fully converted and that the parties do not intend to sell and purchase any further Notes. The written notice from the Company shall also provide instructions with respect to the return of all remaining Shares (if any) to the Company. The Escrow Agent shall, within (3) business days after receipt of such notice from the parties, return all remaining Shares to the Company pursuant to such instructions.

2.2 Controversies. If any controversy arises between two or more of the parties hereto, or between any of the parties hereto and any person not a party hereto, as to whether or not or to whom the Escrow Agent shall deliver the Shares or any portion thereof or as to any other matter arising out of or relating to this Escrow Agreement, the Escrow Agent shall not be required to determine the same and need not make any delivery of the Escrow concerned or any portion thereof but may retain the same until the rights of the parties to the dispute shall have been finally determined by agreement or by final judgment of a court of competent jurisdiction after all appeals have been finally determined (or the time for further appeals has expired without an appeal having been made) (notwithstanding the above, the provisions of the paragraph next above this one shall apply in all events without exception). The Escrow Agent shall deliver that portion of the Escrow concerned covered by such agreement or final order, if any is then held by the Escrow Agent, within five (5) days after the Escrow Agent receives a copy thereof. The Escrow Agent shall assume that no such controversy has arisen unless and until he receives written notice from the Buyer and/or the Company that such controversy has arisen, which refers specifically to this Agreement and identifies the adverse claimants to the controversy.

2.3 No Other Disbursements. No portion of the Shares shall be disbursed or otherwise transferred except in accordance with this Section 2, Section 4 or Section 5.1(b).

3. ESCROW AGENT. The acceptance by the Escrow Agent of his duties hereunder is subject to the following terms and conditions, which the parties to this Agreement hereby agree shall govern and control with respect to the rights, duties, liabilities and immunities of the Escrow Agent.

3.1 The Escrow Agent shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any cash, Shares, certificates, investments or other amounts deposited with or held by he.

3.2 The Escrow Agent shall be protected in acting upon any written notice, certificate, instruction, request or other paper or document believed by him to be genuine and to have been signed or presented by the proper party or parties.

3.3 The Escrow Agent shall not be liable for any act done hereunder except in the case of his reckless or willful misconduct or actions taken in bad faith.

3.4 The Escrow Agent shall not be obligated or permitted to investigate the correctness or accuracy of any document or to determine whether or not the signatures contained in said documents are genuine or to require documentation or evidence substantiating any such document or signature.

3.5 The Escrow Agent shall have no duties as Escrow Agent except those that are expressly set forth herein, and in any modification or amendment hereof; provided, however, that no such modification or amendment hereof shall affect his duties unless he shall have given his written consent thereto. The Escrow Agent shall not be prohibited from owning an equity interest in the Company, the Buyer, another buyer, any of their respective subsidiaries or any third party that is in any way affiliated with or conducts business with either the Company, the Buyer or another buyer.

3.6 The Company and the Buyer specifically acknowledge that the Escrow Agent is a practicing attorney, and may have worked with the Company, the Buyer, one or more stockholders of the Company, or affiliates of either of them on other unrelated transactions, and that they and each of them has specifically requested that the Escrow Agent draft some or all of the documents for the said transactions and act as Escrow Agent with respect to the said transactions. Each party represents that it has retained legal and other counsel of its choosing with respect to the transactions contemplated herein and in the Securities Purchase Agreement, and is satisfied in its sole discretion with the form and content of the documentation drafted by the Escrow Agent. The Escrow Agent may own an equity interest in the Company and/or may be an equity owner or lender of the Buyer or another buyer, and may increase or sell any such interest, so long as in accordance with applicable law, without any reporting or disclosure requirement of any kind. The said parties hereby waive any objection to the Escrow Agent so acting based upon conflict of interest or lack of impartiality. The Escrow Agent agrees to act impartially and in accordance with the terms of this Agreement and with the parties' respective instructions, so long as they are not in conflict with the terms of this Agreement.

4. TERMINATION. This Agreement shall terminate on the later of (a) the date on which all of the Shares and any other escrowed documents and things described herein shall have been fully disbursed in accordance with the terms and conditions of this Agreement, (b) any other date agreed to jointly by the Buyer and the Company, or (c) ten (10) business days after the conversion of the last of the outstanding principal amount of the Note to have been issued by the Company to Buyer in accordance with the terms of the Securities Purchase Agreement.

5. MISCELLANEOUS.

5.1 Indemnification of Escrow Agent.

(a) The Company and Buyer each agree, jointly and severally, to indemnify the Escrow Agent for, and to hold him harmless against, any loss incurred without reckless or willful misconduct or bad faith on the Escrow Agent's part, arising out of or in connection with the administration of this Agreement, including the costs and expenses of defending himself against any claim or liability in connection with the exercise or performance of any of his powers or duties hereunder. This indemnification shall not apply to a party with respect to a direct claim against the Escrow Agent by such party alleging in good faith a breach of this Agreement by the Escrow Agent, which claim results in a final non-appealable judgment against the Escrow Agent with respect to such claim.

(b) In the event of any dispute as to the nature of the rights or obligations of the Buyer, the Company or the Escrow Agent hereunder, the Escrow Agent may at any time or from time to time interplead, deposit and/or pay all or any part of the Shares with or to a court of competent jurisdiction sitting in Wake County, North Carolina or in any appropriate federal court, in accordance with the procedural rules thereof. The Escrow Agent shall give notice of such action to the Company and the Buyer. Upon such interpleader, deposit or payment, the Escrow Agent shall immediately and automatically be relieved and discharged from all further obligations and responsibilities hereunder, including the decision to interplead, deposit or pay such funds.

5.2 Amendments. This Agreement may be modified or amended only by a written instrument executed by each of the parties hereto.

5.3 Notices. All communications required or permitted to be given under this Agreement to any party hereto shall be sent by first class mail or facsimile to such party at the address, of such party set forth on the signature page of this Agreement.

5.4 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that the Escrow Agent shall not assign his duties under this Agreement.

5.5 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of North Carolina.

5.6 Counterparts. This Agreement may be executed in three or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same agreement.

5.7 Facsimile. This Agreement may be accepted via facsimile, and a facsimile transmission of the executed signature page hereof shall make this Agreement legally binding upon the party so executing and faxing such signature page to the Escrow Agent.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO ESCROW AGREEMENT DATED NOVEMBER 15, 1999][

THE COMPANY:

MONSOON INTERNATIONAL MANUFACTURING

& DISTRIBUTION, INC.

By:

Mr. R. Douglas Dahl, President

THE BUYER:

SALKSANNA, INC.

By:

(Duly Authorized Company Representative)

ESCROW AGENT:

H. GLENN BAGWELL, JR. ESQ.

Address: 3005 Anderson Drive, Suite 204

Raleigh, North Carolina USA 27609

Telephone 919.785.3113

Telecopier 919.785.3116

EXHIBIT 6.3

Investment Banking Agreement between Corporate Capital Management, L.L.C.

and Monsoon

DRAFT TERM SHEET

Issuer:'s;'s;'s;'s;Monsoon International

's;'s;'s;'s;Manufacturing & Distribution, Inc. (MIMF)

Investment Bankers:'s;'s;Corporate Capital management, L.L.C.

Amount:'s;Up to $1,000,000.00 in tranches with the first being up to $100,000.00.

Securities:'s;Convertible Debenture

Maturity:'s;2 years.

Interest Rate:'s;8% per annum - payable in cash or in Common Stock (at the option of the issuer) at conversion or at maturity of the Debentures, whichever comes first at the Variable Conversion Price.

Conversion Terms:'s;The principle amount of the debenture may be converted, in whole or in part, at any time prior to maturity at the option of the Purchaser.

Conversion Price:'s;The lesser of:
      77 1/2% of the lowest closing bid price of the Common Stock for the five trading days ending on the day prior to conversion ("Variable Conversion Price");

      -or-

      's;'s;'s;'s;'s;

      100% of the lowest closing bid price of the Common Stock for the five trading days ending on the day prior to closing ("Fixed Conversion Price").

Common Stock:'s;At closing, the Issuer shall deliver to the Purchaser the Debentures, and shall deliver to the Escrow Agent a certificate for a number of common shares of the Issuer to be agreed on by the parties to effect conversion of the Debentures plus accrued interest. All Common Shares are to be issued without a restrictive legend. The parties will sign a definitive Escrow Agreement with respect to the said shares, and all shares remaining after full conversion shall be returned to the Issuer.

Redemption:'s;The Issuer will have the option of redeeming the Securities either partially or fully by paying cash to the Purchaser at a price equal to the economic benefit the Purchaser would realize from converting the Securities and selling the Common Stock on the Redemption Notice Date. The date on which the Purchaser is notified of the Issuer's intent to redeem the Securities is the "redemption Notice Date". The Issuer will notify the Purchaser, by overnight courier, of its intent to redeem the Securities. The redemption funds wil be wired to the Purchaser within seven (7) business days of the receipt of the notice of redemption. If the Issuer fails to satisfy the redemption notice by the day following the Redemption Notice Date, then the redemption will be declared null and void and the Issuer will lose its Redemption Rights.

Fees:'s;The Issuer agrees to compensate the Investment Bankers an amount equal to 10% of the total dollars raised along with $2,500.00 for legal and administrative expenses ($1,250 for every $100,000 thereafter), in cash, out of funds held in the escrow account on the Closing Date. The Investment Banker shall receive a warrant to purchase 25,000 shares of Common Stock per $100,000.00 funded, with an exercise price equal to 110% of the bid price of the stock on the Closing Date. The warrant shall be issued under Regulation 504d with "piggyback" registration rights.

AGREED AND ACCEPTED ON THIS 7TH DAY OF NOVEMBER, 1999.

/S/'s;'s;'s;/S/

Corporate Capital Management, Inc.'s;'s;Monsoon Int'l Manufacturing & Dist.

Mark S. Savage's;'s;'s;Duly Appointed Representative

EXHIBIT 6.3/A

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER THE LAWS (II) AN OPINION OF COUNSEL PROVIDED TO MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC. ("THE ISSUER"), IN FROM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FORM THE REGISTRATION REQUIREMENTS OF THE LAWS. NOTWITHSTANDING THE ABOVE, THE SECURITIES REPRESENTED HEREBY ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION AFFORDED BY RULE 504 OF REGULATION D PROMULGATED UNDER THE ACT, AND AS SUCH ARE EXEMPT FROM REGISTRATION UNDER THE LAWS.

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC.

OPTION TO PURCHASE COMMON STOCK

Option No. #01 - Number of Shares: 12,500

Date of Issuance: November 15, 1999

MONSOON INTERNATIONAL MANUFACTURING & DISTRIBUTION, INC., a Nevada corporation (either the "Company", "we" or "us" herein), hereby certifies that, for value received, Corporate Capital Management, L.L.C., and permitted assigns, the registered holder hereof (the "Holder," or "you" herein), is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Option, at any time after the date hereof, but not after 5:00 P.M. New York time on the Expiration Date (as defined herein) Twelve Thousand Five Hundred (12,500) full paid and nonassessable shares of common stock of the Company, $.001 per value per share ("Common Stock") at a purchase price per share equal to 110% of the closing bid price on the date of this Option (the "Exercise Price") in lawful money of the United States. The terms and conditions of this Option (defined below) are as follows.

Grant of Option

1. For a valuable consideration, the receipt and sufficiency of which are acknowledged, we hereby grant you an option (the "Option"), exercisable as hereinafter provided, to purchase from the company 12,500 shares of Common Stock at a price per share equal to the Exercise Price. This Option is offered and sold to you pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "Act"), specifically Rule 504 of Regulation D promulgated under the Act ("Rule 504"). Any shares of Common Stock issued upon exercise of this Option shall be issued pursuant to Rule 504, and the Company shall at all times prior to the expiration of this Option ensure that it may issue the number of shares specified in this paragraph pursuant to Rule 504, unless the registration exemption provided by Rule 504 becomes unavailable for any reason outside the Company's control.

Warranties and Covenants

2. We warrant to you and covenant with you as follows:

(a) we are authorized to issue one class of common stock only with a par value of $.001 per share; all of such shares are Common Stock; and we have, and during the term of the Option we will maintain, a sufficient quantity of authorized but unissued shares of Common Stock and, if applicable, other securities to satisfy any exercise of the Option;

(b) during the term of the Option, we will at your written request furnish you with copies of the Company's annual audited financial statements; these financial statements will be prepared in accordance with generally accepted accounting principles and practices in the United States consistently applied; they will contain profit and loss statements fairly showing the results of operations for the periods covered and balance sheets fairly showing the Company's financial condition as at the close of the periods for which the statements are prepared; and they will disclose all of the Company's liabilities (contingent or otherwise) and assets;

(c) during the term of the Option, we will furnish you with such additional information as you may from time to time reasonably request concerning the Company's business, operations and financial condition;

(d) if we make a public offering of shares or other securities of the kind which you have acquired under the Option or of the kind into which the same have been converted, we will, at your request but subject to any applicable limitation by reason of your position or positions with us at the time, register with the appropriate governmental authorities all or such portion that you specify of the like shares or securities which you have acquired under the Option or of the kind into which the same have been converted, so that you may sell them as part of that offering, but only to the extent not previously so registered or exempt from such registration;

(e) if and as long as Common Stock or other securities of the kind subject to the Option are approved for listing on any national or regional securities exchange, we will cause the like shares or securities which are the subject of the Option, when and if the Option is exercised, to be approved for listing on such exchange so that they may be freely traded thereon, subject to applicable securities laws.

You will maintain the confidentiality of, and you will not disclose to anyone, any information that we furnish to you which we inform you at the time of such furnishing is non-public information.

You will comply with any applicable requirements of any registration or listing under item (d) or (e) above, and you will enter into any underwriting and other agreements reasonably required in conjunction therewith.

Exercise of Option

3. The Option may be exercised any time and from time to time on or prior to the date that is three (3) years from the date of issuance of this Option (the "Expiration Date"), as to all or any portion of the Common Stock and other securities subject to the Option. The Option must be exercised by giving written notice of exercise to us specifying the number and, if applicable, type of shares of stock and other securities as to which the Option is exercised accompanied by a certified or bank check for the full amount of the purchase price. A wire transfer of funds is also sufficient for payment of such purchase price. A wire transfer of funds is also sufficient for payment of such purchase price. We will issue and deliver to you the certificates or other instruments representing stock or other securities purchased within ten (10) days after receipt of the notice of exercise and the check (or wire transfer) for the purchase price.

Transfer of Common Stock Purchased Under Option

4. You understand that this Option and the Common Stock receivable upon exercise hereof are and will be issued pursuant to Rule 504. You will comply with Rule 504 with respect to any transfer of the Common Stock purchased pursuant to this Option.

No Legend on Stock Certificates

5. All certificates and other instruments representing stock or other securities purchased under the Option will contain such legend (or not) in form and substance substantially similar to that at the top of the first page this Option as may be required by applicable law or regulation. We acknowledge that in certain instances Rule 504 permits the Common Stock issued pursuant to this Option to be issued without restrictive legend, so long as the Company has complied with Rule 504 and any other applicable provisions of the Act. We will use our best efforts to comply with Rule 504, and to issue the said certificates without legend if and to the extent allowed by law.

Successors

6. This Option will be binding upon and inure to the benefit of (i) the Company's successors and assigns, and (ii) your heirs, executors and administrators. The words "we", "our" and "us" will include any successor or assign of us. The words "you" and "your" will include your heirs, executors and administrators.

Prohibitions on Transfers

7. Except to the extent permitted under Section 6, your rights under this Option may not be transferred or assigned; and any such transfer or assignment or attempt thereat shall be null and void.

Notice

8. Notices and other communications under this Option must be in writing and must be sent to the parties at their respective addresses or fax numbers, if any, set forth below or, in the event of a change in any address or fax number, then to such other address or fax number as to which notice of the change is given. Notice will be deemed given on receipt thereof.

If to the Company:

Monsoon International Manufacturing & Distribution, Inc.

14660 Manning Avenue

Parlier, California 93648

Fax No. 559.646.0433

Phone No. 800.843.7798

Attn: Mr. R. Douglas Dahl, President

If to the Holder: at the address shown on the signature page hereof.

Amendment

9. This Option may be amended only by an instrument in writing signed by you and us.

Governing Law

10. This Option will be governed by and construed in accordance with the law of the State of Delaware.

"Piggyback" Registration Rights

11. Notwithstanding anything herein to the contrary, during the three (3) year period commencing on the date of this Option, if the Company proposes to file a registration statement for a public offering of any of its securities under the Securities Exchange Act of 1934, as amended, it will give written notice, at least twenty (20) days prior to the filing of each such registration statement, to you and any other holder of the Option and/or the Common Stock previously received upon exercise hereof (and not previously sold by you or such holder) of its intention to do so. Upon your request within ten (10) days after you received such notice from the Company, the Company shall include the Option and/or the Common Stock received upon such exercise owned in such registration statement such that said Option and/or Common Stock received upon such exercise shall be registered or qualified under such registration statement. This provision is not applicable to a registration statement filed on Form S-4 or Form S-8, nor is it applicable to the Option once it has expired under the terms hereof or has been exercised and you received non-restricted Common Stock upon such exercise.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO OPTION #01 DATED NOVEMBER 15,1999]

Monsoon International Manufacturing & Distribution, Inc.

By: /s/

Name: Mr. R. Douglas Dahl, President

AGREED (HOLDER):

CORPORATE CAPITAL MANAGEMENT, L.L.C.

(Signature of Member)

Address:

2000 S. Plymouth Road

Suite 210

Minnetonka, Minnesota 55305

Fax No. 612.512.9958

COM

2000 South Plymouth Road, Suite 230

Minnetonka, Minnesota 95388

Phone 612.645.7677

Fax 612.512.9958

DRAFT ITEM SHEET

October 27, 1999

Issuer: Monsoon International,

Manufacturing & Distribution, Inc. (MIMF)

Investment Bankers: Corporation Capital Management, L.L.C.

Amount: Up to 1,000,000.00 in ____________ with the first being up to $100,000.00

Securities: Convertible Debentures

Maturity: 2 years.

Interest Rate: 8% per annum, payable in case or in Common Stock (at the option of the Insurer) at conversion or as maturity of the Debentures, whichever comes first at the Variable Conversion Price.

Conversion Terms: The principle amount of the debentures may be converted, in whole or in part, at any time prior to maturity at the option of the Purchaser.

Conversion Price: The lower of:

a. 77-1/2% of the lowest closing bid price of the Common Stock for the five trading days ending on the day prior to conversion ("Variable Conversion Price")'

or

b. 100% of the lowest closing bid price of the Common Stock for the five trading days ending on the day prior to closing ("Fixed Conversion Price").

Common Stock: At closing, the Issuer shall deliver to the Purchaser, the Debentures, and shall deliver to the Escrow Agent a certificate for a number of common shares of the Issuer to be agreed on by the parties to effect conversion of the Debentures plus accrued interest. All Common Shares are to be issued without a restrictive legend. The parties will sign a definitive Escrow Agreement with respect to the said shares, and all shares remaining after full conversion shall be returned to the Issuer.

Redemption: The issuer will have the option of redeeming the Securities either partially or fully by paying cash to the Purchaser at a price equal to the economic benefit the Purchaser would realize from converting the Securities and selling the Common Stock on the Redemption Notice Date. The date on which the Purchaser is notified of the Issuer's intent to redeem the Securities is the "Redemption Notice Date". The Issuer will notify the Purchaser, by overnight courier, of its intent to redeem the Securities. The redemption funds will be wired to the Purchaser within seven (7) business days of the receipt of the notice of redemption. If the Issuer fails to satisfy the redemption notice by the day following the Redemption Notice Date, then the redemption will be declared null and void and the Issuer will lose its Redemption Rights.

Fees: The Issuer agrees to compensate the Investment Bankers an amount equal to 30% of the total dollars raised along with $2,500.00 for legal and administrative expenses ($1,250.00 for every $100,00.00 thereafter), in case, out of funds held in the escrow account on the Closing Date. The Investment Banker shall receive a warrant to purchase 25,000 shares of Common Stock per $100,000.00 funded, with an exercise price equal to 110% of the bid price on the stock on the Closing Date. The warrant shall be issued under Regulation 504d with "piggyback" registration rights.

AGREED AND ACCEPTED ON THIS 7TH DAY OF NOVEMBER, 1999.

/s/

Monsoon Int'l Manufacturing & Dist.

Duly Appointed Representative

Corporate Capital Management, Inc.

Mark S. Savage

EXHIBIT 6.4

CONSULTING AGREEMENT

CONSULTING AGREEMENT dated as of June 25, 1999 between Monsoon International Manufacturing & Distribution, Inc., a Nevada corporation, with a principal place of business at 14660 East Manning Avenue, Parlier, California ("MIMF"), and Capstone Partners, L.C. with a principal place of business at 3475 Lenox Road, Suite 400, Atlanta, Georgia 30326 ("Capstone").

WHEREAS:

A. MIMF has done a private placement of its Senior Series A Senior Subordinated Convertible Redeemable Debenture to RIM Capital, L.L.C. ("Purchaser") pursuant to a Securities Subscription Agreement of even date between MIMF and Purchaser "Agreement"); an d

B. MIMF wishes to compensate Capstone for making the introduction of the Purchaser to MIMF in connection with the Agreement and the private placement of its securities.

NOW THEREFORE, it is agreed:

1. Compensation. MIMF shall pay Capstone a placement fee of $90,000 ("Fee"), which Fee shall also cover expenses, as follows: $9,000 on the date hereof, and $9,000 upon payment of each Demand or each discretionary payment made by the Purchaser until the Fee is fully paid. Capstone shall be paid such Fee, in cash, by the Purchaser who shall deduct the Fee from each of the Debenture payments made to MIMF.

2. Miscellaneous. This Agreement (i) shall be governed by the laws of the State of New York, (ii) may be executed in counterparts each of which shall constitute an original; (iii) shall be binding upon the successors, representatives, agents, officers and directors of the parties; and (iv) may not be modified or changed except in a writing signed by all parties.

This Consulting Agreement has been executed as of the date first above written.

MONSOON INTERNATIONAL

MANUFACTURING & DISTRIBUTION, INC.

By: /s/ Dr. R. Douglas Dahl

Title: Chairman & President

CAPSTONE PARTNERS, L.C.

By: /s/ Gregory Bartko, CEO

EXHIBIT 6.5

SECURITIES SUBSCRIPTION AGREEMENT

THIS SECURITIES SUBSCRIPTION AGREEMENT, dated as of June 25, 1999 ("Agreement"), is executed in reliance upon the exemption from registration afforded by Rule 504 promulgated under Regulation D by the Securities and Exchange Commission ("SEC"), under the Securities Act of 1933, as amended. Capitalized terms used herein and not defined shall have the meanings given to them in Rule 504 and Regulation D.

This Agreement has been executed by the undersigned buyer ("Buyer") in connection with the private placement of 8% Series A Senior Subordinated Convertible Debentures of Monsoon International Manufacturing & Distribution, Inc., a corporation organized under the laws of Nevada, with its principal executive offices located at 14660 East Manning Avenue, Parlier, California, represents and warrants to, and agrees with Seller:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(b) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "1933 ACT), AND RULE 504 OF REGULATION D PROMULGATED THEREUNDER.

1. Agreement to Subscribe; Purchase Price.

(a) Subscription. The undersigned Buyer hereby subscribes for and agrees to purchase the Seller's 8% Series A Senior Subordinated Convertible Redeemable Debenture substantially in the form of the Debenture attached as Exhibit A hereto and having an aggregate original principal face amount of seven hundred fifty thousand United States dollars $750,000 (singly, a "Debenture", and collectively, the "Debentures"), at an aggregate purchase price of 100% of the face amount of such Debentures as set forth in subsection (b) herein.

(b) Payment. The Purchase Price for the Debenture shall be seven hundred fifty thousand United States Dollars (U.S. $750,000) ("Purchase Price"), which shall be payable at closing, pursuant to paragraph c herein, in accordance with the terms and conditions of an Escrow Agreement which shall be executed simultaneously with this Agreement ("Escrow Agreement").

(c) Closing. Subject to the satisfaction of the conditions set forth in Sections 7 and 8 hereof, the Closing of the transactions contemplated by this Agreement shall take place when (i) Seller delivers the Debentures to the Escrow Agent, as defined in an Escrow Agreement among Buyer, Seller and the Escrow Agent of even date, (ii) Seller delivers the signed Escrow Agreement and accompanying documents, and (iii) Buyer pay $75,000 towards the Purchase Price for the Debentures ("Closing Date").

2. Buyer Representation and Covenants; Access to Information.

In connection with the purchase and sale of Debenture, Buyer represents and warrants to, and covenants and agrees with Seller as follows:

(a) Buyer is not, and on the closing date will not be, an affiliate of Seller;

(b) Buyer is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the 1933 Act, and is purchasing the Shares for its own account and Buyer is qualified to purchase the Shares under the laws of the State of Texas;

(c) All offers and sales of any of the Debentures by Buyer shall be made in compliance with any applicable securities laws of any applicable jurisdiction and in accordance with Rule 504, as applicable, of Regulation D or pursuant to registration of securities under the 1933 Act or pursuant to an exemption from registration;

(d) Buyer understands that the Debentures are not registered under the 1933 Act and are being offered and sold to it in reliance on specific exemptions from the registration requirements of Federal and State securities laws, and that Seller is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of Buyer set forth herein in order to determine the applicability of such exemptions and the suitability of Buyer and any purchaser from Buyer to acquire the Debentures;

(e) Buyer shall comply with Rule 504 promulgated under Regulation D;

(f) Buyer has the full right, power and authority to enter into this Agreement and to consummate the transaction contemplated herein. This Agreement has been duly authorized, validly executed and delivered on behalf of Buyer and is a valid and binding agreement in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally;

(g) The execution and delivery of this Agreement and the consummation of the purchase of the Debentures and the transactions contemplated by this Agreement do not and will not conflict with or result in a breach by Buyer of any of the terms or provisions of, or constitute a default under, the articles of incorporation or by-laws (or similar constitutive documents) of Buyer or any indenture, mortgage, deed of trust, or other material agreement or instrument to which Buyer is a party or by which it or any of its properties or assets are bound, or any existing applicable law, rule or regulation of the United States or any State thereof or any applicable decree, judgment or order of any Federal or State court, Federal or State regulatory body, administrative agency or other United States governmental body having jurisdiction over buyer or any of its properties or assets;

(h) All invitations, offers and sales of or in respect of, any of the Debentures, by Buyer and any distribution by Buyer of any documents relating to any invitation, offer or sale by it of any of the Debentures will be in compliance with applicable laws and regulations, will be made in such a manner that no prospectus need be filed and no other filing need be made by Seller with any regulatory authority or stock exchange in any country or any political sub-division of any country, and Buyer will make no misrepresentations nor omissions of material fact in the invitation, offer or resale of the Debentures;

(i) The Buyer (or others for whom it is contracting hereunder) has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and applicable tax considerations and it (or others for whom it is contracting hereunder) is solely responsible (and the Seller is not in any way responsible) for compliance with applicable resale restrictions and applicable tax legislation;

(j) Buyer understands that no Federal or State or foreign governmental agency has passed on or made any recommendation or endorsements of the Debentures;

(k) Buyer has had an opportunity to receive and review all material information and financial data and to discuss with the officers of Seller, all matters relating to the securities, financial condition, operations and prospects of Seller and any questions raised by Buyer have been answered to Buyer's satisfaction.

(l) Buyer acknowledges that the purchase of the Debentures involve a high degree of risk. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing the Debentures. Buyer understands that the Debentures are not being registered under the 1933 Act, or under any state securities laws, and therefore, Buyer must bear the economic risk of this investment for an indefinite period of time;

(m) Buyer is not a "10-percent Shareholder" (as defined in Section 871(h)(3)(B) of the U.S. Internal Revenue Code) of Seller; and

(n) Buyer acknowledges and agrees that the transactions contemplated by this Agreement have taken place solely and exclusively with the State of Texas.

3. Seller Representations and Covenants.

(a) Seller is a corporation duly organized and validly existing under the laws of the State of Nevada, and is in good standing under such laws. The Seller has all requisite corporate power and authority to own, lease and operate its properties and assets, and to carry on its business as presently conducted. The Seller is qualified to do business as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its business requires such qualification, except where failure to so qualify would not have a material adverse effect on the Seller.

(b) There are 20,000,000 shares of Seller's common stock, $0.001 par value per share ("Common Stock"), authorized and approximately 5,333,345 as of June 15, 1999 outstanding. The Common Stock is quoted on National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol "MIMF". All issued and outstanding shares of Common Stock have been authorized and validly issued and are fully paid and non-assessable.

(c) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, under, any provision of the Articles of Incorporation, and any amendments thereto, By-Laws, Stockholders Agreements and any amendments thereto of the Seller or any material mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law ordinance, rule or regulation applicable to the Seller, its properties or assets. There is no action, suit or proceeding pending, or to the knowledge of the Seller, threatened against the Seller, before any court or arbitrator or any government body, agency or official, which would have a material adverse affect on Seller's operations or financial condition.

(d) The Seller is not subject to the reporting requirements of Sections 13 or 15(d) of the Securities and Exchange Act, is not an investment company or a developmental stage company that either has no specific business plan or purpose. The Shares when issued, will be issued in compliance with all applicable U.S. federal and state securities laws. The Seller understands and acknowledges that, in certain, circumstances, the issuance of the Shares could dilute the ownership interests of other stockholders of the Seller. The execution and delivery by the Seller of this Agreement and the issuance of the Shares will not contravene or constitute a default under any provision of applicable law or regulation. The Seller is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of its businesses or the ownership of its properties.

(e) There is no fact known to the Seller that has not been publicly disclosed by the Seller or disclosed in writing to the Buyer which could reasonably be expected to have a material adverse effect on the condition (financial or otherwise) or in the earnings, business affairs, properties or assets of the Seller, or could reasonably be expected to materially and adversely affect the ability of the Seller to perform it obligations pursuant to this Agreement. The information furnished by the Seller to Buyer for purposes of or in connection with this Agreement or any transaction contemplated hereby, does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

(f) No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Seller is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the debentures or Common Stock, or the consummation of any other transaction contemplated hereby, except the filing with the SEC of Form D.

(g) There is no action, proceeding or investigation pending, or to the Seller's knowledge, threatened, against the Seller which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, conditions, affairs or operations of the Seller. The Seller is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit proceeding or investigation by the Seller currently pending or which the Seller intends to initiate. The SEC has not issued any order suspending trading in the Seller's Common Stock and the Seller is not under investigation by the SEC or the National Association of Securities Dealers, and there are no proceedings pending or threatened before either regulatory body.

(h) There are no other material outstanding debt or equity securities presently convertible into Common Stock other than the Debentures.

(i) The Seller has not sold any securities within the 12 month period prior to the date the Common Stock was first offered in reliance on any exemption under Section 3(b) of the 1933 Act, Regulation D or its rules or in violation of Section 5(a) of the 1933 Act.

(j) The issuance, sale and delivery of the Debentures have been duly authorized by all required corporate action on the part of the Seller, and when issued, sold and delivered in accordance with the terms hereof and thereof for the consideration expressed herein and therein, will be duly and validly issued, fully paid and non-assessable. The Common Stock issuable upon conversion of the Debenture has been duly and validly reserved for issuance and upon issuance in accordance with the terms of the Debentures, shall be duly and validly issued, fully paid, and non-assessable. There are no pre-emptive rights of any shareholder of Seller.

(k) This Agreement has been duly authorized, validly executed and delivered on behalf of Seller and is a valid and binding agreement in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally. The Seller has all requisite right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Seller, its directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the Debentures has been taken. Upon their issuance to the Buyer and delivery to the Escrow Agent, as defined in and pursuant to the Escrow Agreement, the Debentures will be validly issued and nonassessable, and will be free of any liens or encumbrances.

(l) Seller acknowledges and agrees that the transactions contemplated by this the Agreement have taken place solely and exclusively with the State of Texas.

4. Exemption; Reliance on Representations. Buyer understands that the offer and sale of the Securities are not being registered under the 1933 Act. Seller and Buyer are relying on the rules governing offers and sales made pursuant to Rule 504 promulgated under Regulation D. The offer and sale of the Shares are made solely within the State and jurisdiction of Texas.

5. Transfer Agent Instructions.

(a) Debentures. Upon the conversion of the Debentures, the Buyer or holder shall give a notice of conversion to the Seller and the Seller shall instruct its transfer agent to issue one or more Certificates representing that number of shares of Common Stock into which the Debenture or Debentures are convertible in accordance with the provisions regarding conversion set forth in Exhibit A. The Seller shall act as Debenture Registrar and shall maintain an appropriate ledger containing the necessary information with respect to each Debenture. There shall be no need for the Purchaser to surrender the original Debentures to the Seller until the Debentures have been paid by the Seller or converted into Common stock, as the case may be.

(b) Common Stock to be Issued Without Restrictive Legend. Upon the conversion of any Debenture, Seller shall instruct Seller's transfer agent to issue Stock Certificates up to the total of the "Conversion Amount" (as defined in the Debenture) and any "Interest Shares" (as defined in the Debenture) without restrictive legend in the name of the Buyer (or its nominee) and in such denominations to be specified at conversion representing the number of shares of Common Stock issuable upon such conversion, as applicable. The Common Stock shall be immediately freely transferable on the books and records of Seller. Seller shall also instruct its attorney to issue and render any legal opinion which is required at any time by Seller's transfer agent to permit Seller's transfer agent to issue any and all Stock Certificates without a restrictive legend as required by this Agreement.

6. Registration. If upon conversion of the Debentures effected by the Buyer pursuant to the terms of this Agreement or payment of interest pursuant to the Debenture the Seller fails to issue certificates for shares of Common Stock issuable upon such conversion ("Underlying Shares") or the Interest Shares to the Buyer bearing no restrictive legend for any reason, then the Seller shall be required, at the request of the Buyer and at the Seller's expense, to effect the registration of the Underlying Shares and/or Interest Shares issuable upon conversion of the Debentures and payment of interest under the Act and relevant Blue Sky laws as promptly as is practicable. The Seller and the Buyer shall cooperate in good faith in connection with the furnishings of information required for such registration and the taking of such other actions as may be legally or commercially necessary in order to effect such registration. The Seller shall file such a registration statement within 30 days of Buyer's demand and shall use its good faith diligent efforts to cause such registration statement to become effective as soon as practicable thereafter. Such good faith diligent efforts shall include, but not be limited to, promptly responding to all comments received from the staff of the SEC, providing Buyer's counsel with a contemporaneous copy of all written communications from and to the staff of the SEC with respect to such registration statement and promptly preparing and filing amendments to such registration statement which are responsive to the comments received from the staff of the SEC. Once declared effective by the SEC, the Seller shall cause such registration statement to remain effective until the earlier of the (i) the sale by the Buyer of all Underlying Shares registered or (ii) 120 days after the effective date of such registration statement. In the event the Seller undertakes to file a Registration Statement on Form S-3 in connection with the Common Stock, upon the effectiveness of such Registration, Buyer shall have the option to sell the Common Stock pursuant thereto.

7. Delivery Instructions. The Debentures being purchase hereunder, and the Purchase Price, shall be delivered to the Escrow Agent pursuant to the Escrow Agreement.

8. Conditions To Seller's Obligation To Sell. Seller's obligation to sell the Debentures is conditioned upon:

(a) The receipt and acceptance by Seller of this Agreement as executed by Buyer.

(b) All of the representations and warranties of the Buyer contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date. The Buyer shall have performed or complied with all agreements and satisfied all conditions on its part to be performed, complied with or satisfied at or prior to the Closing Date.

(c) No order asserting that the transactions contemplated by this Agreement are subject to the registration requirements of the Act shall have been issued, and no proceedings for that purpose shall have been commenced or shall be pending or, to the knowledge of the Seller, be contemplated. No stop order suspending the sale of the Debentures or Common Stock shall have been issued, and no proceedings for that purpose shall have been commenced or shall be pending or, to the knowledge of the Seller, be contemplated.

9. Conditions To Buyer's Obligation to Purchase. Buyer's obligation to purchase the Debentures is conditioned upon:

(a) The confirmation of receipt and acceptance by Seller of this Agreement as evidenced by execution of this Agreement of the duly authorized officer of Seller.

(b) Delivery of the Debentures and the Escrow Agreement to the Escrow Agent.

10. No Shareholder Approval and No Dilution.

(a) Seller hereby agrees that from the Closing Date until the issuance of Common Stock upon the conversion of the Debentures, Seller will not take any action which would require Seller to seek shareholder approval of such issuance unless such shareholder approval is required by law or regulatory body (including but not limited to the NASDAQ Stock Market, Inc.) as a result of the issuance of the Debentures or Common Stock hereunder.

(b) Provided the Debentures, or any Seller Debentures from a series which predate the Debentures remain outstanding and unpaid, or if there is any portion of any such Debentures which have not been converted into the Seller's Common Stock, then the Seller shall not split nor reverse split the Common Stock, nor consolidate the outstanding number of shares of Common Stock into a small number of shares, or otherwise take any action, directly or indirectly, which would have a material adverse effect on the value of the Debentures or the trading price of the Common Stock.

11. Miscellaneous.

(a) This Agreement together with the Debentures and Escrow Agreement, constitutes the entire agreement between the parties, and neither party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties related to the transactions described herein is superseded hereby. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the restrictive successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

(b) Buyer is an independent contractor and is not the agent of Seller. Buyer is not authorized to bind Seller or to make any representation or warranties on behalf of Seller.

(c) All representations and warranties contained in this Agreement by Seller and Buyer shall survive the closing of the transactions contemplated by this Agreement

(d) This Agreement shall be construed in accordance with the laws of Texas applicable to contracts made and wholly to be performed within the State of Texas and shall be binding upon the successors and assigns of each party hereto. Buyer and Seller hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of Texas. At Buyer's election, any dispute between the parties may be arbitrated rather than litigated in the courts, before the arbitration board of the American Arbitration Association in Dallas and pursuant to its rules. Upon demand made by the Buyer to the Seller, Seller agrees to submit to and participate in such arbitration. This Agreement may be executed in counterparts, and the facsimile transmission of an executed counterpart to this Agreement shall be effective as an original.

(e) Seller agrees to hold Buyer harmless from any and all claims, damages and liabilities arising from Seller's breach of its representations and/or covenants set forth herein.

(f) Buyer agrees to indemnify and hold Seller harmless from any and all claims, damages and liabilities arising from Buyer's breach of its representations and warranties set forth in this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

Official Signatory of Seller:

MONSOON INTERNATIONAL MANUFACTURING

& DISTRIBUTION, INC.

By

Dr. R. Douglas Dahl

Accepted this 25th day of June, 1999 Title: Chairman & President

Official Signatory of Buyer:

RIM CAPITAL, L.L.C

By

EXHIBIT 6.6

R.R.A.M. Advertising and Publishing Co.

Business Consultant

625 Derby Dr. South

Oceanside, New York 11572-2611

Phone/Fax: 1-516-764-8163

E-Mail - "mailto:RRRAM@aol.com">RRRAM@aol.com

Messers. Michael E. James and R. Douglas Dahl,

Please sign acknowledgement to expedite the transfer of documents needed for your review of possible acquisitions.

To reiterate our understanding in principle:

A) One Million shares (total) of one year restricted Monsoon Int. (MIMF) stock to be tendered individually to the four principle parties affiliated with patent 4,810,553 and 4,636,444.

B) The formation of a wholly owned subsidiary of Monsoon to manufacture and distribute related products derived from technologies created as a direct result of patent 4,810,553 and 4,636,444.

C) Assurances from Monsoon that their creative capabilities are such to accomplish task specified in previous paragraph within a one-year time frame.

D) That 33 1/3% of newly formed subsidiary (stock) will be transferred to the four principle parties affiliated with patent 4,810,553 and 4,636,444. If any dilution is warranted all company stock will be diluted at the same rate for all stock issued and authorized, inclusive of the whole of the company.

If this agreement is acceptable please sign and date these agreements and return ASAP.

/s/

Robert Swinton Business Consultant Date

/s/

Michael E. James CEO Monsoon Int. Date

EXHIBIT 6.7

PROMISSORY NOTE

PRINCIPAL AMOUNT: Up to $250,000.00

INTEREST RATE: 9.0% simple interest

BORROWER: American Fire Retardant Corp.

A Nevada Corporation

LENDER: Monsoon International Manufacturing & Distribution, Inc.

DUE DATE: 24 Months from Date of Last Advance

PAYMENTS: Principal and interest amortized and payable over a period of 24 months commencing on the first date of the next month following the date of the last advance.

Recitals

A. Whereas, the Lender is obtaining a loan in the principal amount of $750,000 from an outside source which funds will be advanced to Lender from time to time, anticipated in three advances.

B. Whereas, Lender has agreed to at loan to Borrower under the terms of this Promissory Note (the "Note) $250,000 from said $750,000 be borrower by Lender. Lender will advance up to $250,000 to Borrower in three advances from the funds obtained by Lender from Lender's outside source.

Agreement

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Lender hereby agree as follows:

1. For value received, American Fire Retardant Corp., a Nevada Corporation, hereinafter referred to as "Borrower" promises to pay Monsoon International Manufacturing & Distribution, Inc., hereinafter referred to as "Lender", cr to order, the total amount of any and all monies loaned to Borrower hereunder, up to and to exceed the principal amount of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance at the rate of nine percent (9.0%) simple interest (based on a 360-day year), with interest commencing on the date of the last advance made by Lender to Borrower.

2. Payments. The outstanding principal amount of this Note with interest thereon at the rate of nine percent (9.0%) per annum simple interest, calculated as set forth above, will be amortized and payable in twenty-four (24) equal monthly payments, with the first payment due on the first day of the next month after the last of advance made by Lender to Borrower, with each payment due the first day of each successive month thereafter.

3. Default. Borrower will be in default if any of the following occur:

(a) Borrower fails to make any payment when due;

(b) Borrower becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any Bankruptcy or insolvency laws;

4. Notices. Any notice, payment or other communication required or permitted hereunder shall be expressed in writing and sent by certified or registered mail, return receipt requested, to their respective parties at the following addresses, or at such other addresses as the parties shall designate by written notice to be the other:

If to the Borrower to:

American Fire Retardant Corporation

Attn: Stephen F. Owens and Angela Raidl

9337 Bond Avenue

San Diego, CA 92021

With a copy to Counsel for Borrower at:

George G. Chachas, Esq.

Wenthur & Chachas

4180 La Jolla Village Drive

Suite 500

La Jolla, CA 92037

If to the Lender to:

Mr. Doug Dahl, President

Monsoon International Manufacturing & Distribution, Inc.

5. Attorney Fees. Borrower agrees that if any legal action is necessary to enforce or collect this Note, the prevailing party shall be entitled to reasonable attorneys' fees in addition to any other relief to which that party may be entitled. This provision shall be applicable to the entire Note.

6. Governing Law. This Note shall be governed and construed in accordance with the laws of the State of California.

7. Method of Payment. Principal and interest shall be payable in lawful money of the United States. Notwithstanding anything contained hereto to the contrary, the amount of interest payable under the terms of this Note shall in no event exceed the maximum amount of interest permitted to be charged by law at the date of execution hereof.

IN WITNESS WHEREOF, this Unsecured Promissory Note was executed on the date and year written below.

American Fire Retardant Corporation

A Wyoming Corporation

Dated: June 14, 1999

By: Stephen F. Owens /s/

Its: President

Dated: June 14, 1999

By: Angela M. Raidl /s/

Its: Secretary

EXHIBIT 6.8

COMMERCIAL LEASE

This lease is made between R. DOUGLAS DAHL, herein called Lessor, and MONSOON INTERNATIONAL MANUFACTURING DISTRIBUTION, INC., herein called Lessee.

Lessee hereby offers to lease from Lessor the premises situated in the City of PARLIER, County of FRESNO, State of CALIFORNIA, described as 1.10 ACRE OF LAND AREA, SUBJECT PROPERTY DEVELOPED WITH A 5,445 SQUARE FOOT METAL INDUSTRIAL BUILDING, THE PROPERTY IS LOCATED AT 14660 E. MANNING AVE., upon the following TERMS and CONDITIONS:

1. Term and Rent. Lessor demises the above premises for a term of 3 years, commencing January 1, 1998, and terminating on December 31, 2000 or sooner as provided herein at the annual rental of Sixty Thousand Dollars ($60,000.00) payable in equal installments in advance on the first day of the month for that month's rental, during the term of this lease. All rental payments shall be made to Lessor, at the address specified above.

2. Use. Lessee shall use and occupy the premises for MANUFACTURING SELLING AND DISTRIBUTING INSULATION BLOWING EQUIPMENT. The premises shall be used for no other purpose. Lessor represents that the premises may lawfully be used for such purpose.

3. Care and Maintenance of Premises. Lessee acknowledges that the premises are in good order and repair, unless otherwise indicated herein. Lessee shall, at his own expense and at all times, maintain the premises in good and safe condition, including plate glass, electrical wiring, plumbing and heating installations and any other system or equipment upon the premises, and shall surrender the same at termination hereof, in as good condition as received, normal wear and tear expected. Lessee shall be responsible for all repairs required, excepting the roof, exterior walls, structural foundations, and:

4. Alternations. Lessee shall not, without first obtaining the written consent of Lessor, make any alterations, additions, or improvements, in,to or about the premises.

5. Ordinances and Statutes. Lessee shall comply with all statutes, ordinances and requirements of all municipal, state and federal authorities now in force, or which may hereafter be in force, pertaining to the premises, occasioned by or affecting the use thereof by Lessee.

6. Assignment and Subletting. Lessee shall not assign this lease or sublet any portion of the premises without prior written consent of the Lessor, which shall not be unreasonably withheld. Any such assignment or subletting without consent shall be void and, at the option of the Lessor, may terminate this lease.

7. Utilities. All applications and connections for necessary utility services on the demised premises shall be made in the name of Lessee only, and Lessee shall be solely liable for utility charges as they become due, including those for sewer, water, gas and electricity.

8. Entry and Inspection. Lessee shall permit Lessor or Lessor's agents to enter upon the premises at reasonable times upon reasonable notice, for the purpose of inspecting the same, and will permit Lessor at any time within sixty (60) days prior to the expiration of this lease, to place upon the premises any usual "To Let" or "For Lease" signs, and permit persons desiring to lease the same to inspect the premises thereafter.

9. Possession. If Lessor is unable to deliver possession of the premises at the commencement hereof, Lessor shall not be liable for any damage caused thereby, nor shall this lease be void or voidable, but lessee shall not be liable for any rent until possession is delivered. Lessee may terminate this lease if possession is not delivered within 30 days of the commencement of the term hereof.

10. Indemnification of Lessor. Lessor shall not be liable for any damage or injury to Lessee, or any other person, or to any property, occurring on the demised premises or any part thereof, and Lessee agrees to hold Lessor harmless from any claim for damages, no matter how caused.

11. Insurance. Lessee, at his expense, shall maintain plate glass and public liability insurance including bodily injury and property damage insuring Lessee and Lessor with minimum coverage as follows:

Lessee shall provide Lessor with a Certificate of Insurance showing Lessor as additional insured. The Certificate shall provide for a ten-day written notice to Lessor in the event of cancellation or material change of coverage. To the maximum extent permitted by insurance policies, which may be owned by Lessor or Lessee, Lessee and Lessor, for the benefit of each other, waive any and all rights of subrogation which might otherwise exist.

12. Eminent Domain. If the premises or any part thereof or any estate therein, or any other part of the building materially affecting Lessee's use of the premise, shall be taken by eminent domain, this lease shall terminate on the date when title vests pursuant to such taking. The rent, and any additional rent, shall be apportioned as of the termination date, and any rent paid for any period beyond that date shall be repaid to Lessee. Lessee shall not be entitled to any part of the award for such taking or any payments in lieu thereof, but Lessee may file a claim for any taking of fixtures and improvements owned by Lessee, and for moving expenses.

13. Destruction of Premises. In the event of a partial destruction of the premises during the term hereof, from any cause, Lessor shall forthwith repair the same, provided that such repairs can be made within sixty (60) days under existing governmental laws and regulations, but such partial destruction shall not terminate this lease, except that Lessee shall be entitled to a proportionate reduction of rent while such repairs are being made, based upon the extent to which the making such repairs shall interfere with the business of Lessee on the premises. If such repairs cannot be made within said sixty (60) days, Lessor, at his option, my make the same within reasonable time, this lease continuing in effect with the rent proportionately abated as aforesaid, and in the event that Lessor shall not elect to make such repairs which cannot be made within sixty (60) days, this lease may be terminated at the option of either party. In the event that the building in which the demised premises may be situated is destroyed to an extent of not less than one-third of the replacement costs thereof, Lessor may elect to terminate this lease whether the demised premises be injured or not. A total destruction of the building which the premises may be situated shall terminate this lease.

14. Lessor's Remedies on Default. If Lessee defaults in the payment of rent, or any additional rent, or defaults in the performance of any of the other covenants or conditions hereof, Lessor may give Lessee notice of such default and if Lessee does not cure any such default within THIRTY (30) days, after the giving of such notice (or if such other default is of such nature that it cannot be completely cured within such period, if Lessee does not commence such curing within such THIRTY (30) days and thereafter proceed with reasonable diligence and in good faith to cure such default), then Lessor may terminate this lease on not less than TEN (10) days' notice to Lessee. On the date specified in such notice the term of this lease shall terminate, and Lessee shall then quit and surrender the premises to Lessor, but Lessee shall remain liable as hereinafter provided. If this lease shall have been so terminated by Lessor, Lessor may at any time thereafter resume possession of the premises by any lawful means and remove Lessee or other occupants and their effects. No failure to enforce any term shall be deemed a waiver.

15. Security Deposit. Lessee shall deposit with Lessor on the signing of this lease the sum of EIGHT THOUSAND DOLLARS (8,000.00) as security deposit for the performance of Lessee's obligations under this lease, including without limitation the surrender of possession of the premises to Lessor as herein provided. If Lessor applies any part of the deposit to cure any default of Lessee, Lessee shall on demand deposit with Lessor the amount so applied so that Lessor shall have the full deposit on hand at all times during the term of this lease.

16. Tax Increase. In the event there is any increase during any year of the term of this lease in the City, County or State real estate taxes over and above the amount of such taxes assessed for the tax year during which the term of this lease commences, whether because of increase rate or valuation, Lessee shall pay to Lessor upon presentation of paid tax bills an amount equal to FIFTY PERCENT (50%) of the increase in taxes upon the land and building in which the leased premises are situated. In the event that such taxes are assessed for a tax year extending beyond the term of the lease, the obligation of Lessee shall be proportionate to the portion of the lease term included in such year.

17. Common Area Expenses. In the event the demised premises are situated in a shopping center or in a commercial building in which there are common areas, Lessee agrees to pay his pro-rata share of maintenance, taxes, and insurance for the common area.

18. Attorney's Fees. In case a suit should be brought for recovery of the premises, or for any sum due hereunder, or because of any act which may arise out of the possession of the premises, by either party, the prevailing party shall be entitled to all costs incurred in connection with such action, including a reasonable attorney's fee.

19. Notices. Any notice which either party may, or is required to give, shall be given by mailing the same, postage prepaid, to Lessee at the premises, or Lessor at the address first written, or at such other places as may be designated by the parties from time to time.

20. Heirs, Assigns, Successors. This lease is binding upon and inures to the benefit of the heirs, assigns and successors in interest to the parties.

21. Option to Renew. Provided that Lessee is not in default in the performance of this lease, Lessee shall have the option to renew the lease for an additional term of TWELVE (12) months commencing at the expiration of the initial lease term. All of the terms and conditions of the lease shall apply during the renewal term except that the monthly rent shall be the sum of FIVE THOUSAND FIVE HUNDRED DOLLARS ($5,500.00) The option shall be exercised by written notice given to Lessor not less than THIRTY (30) days prior to the expiration of the initial lease term. If notice is not given in the manner provided herein within the time specified, this option shall expire.

22. Subordination. This lease is and shall be subordinated to all existing and future liens and encumbrances against the property.

23. Lessor can at his option allow lessee to defer payment of rents for an additional rental charge of $500.00 per month for such deferral. However the entire rent due and the deferral charges are payable in full on or before the expiration of the initial term of the lease.

24. Entire Agreement. The foregoing constitutes the entire agreement between the parties and may be modified only by a writing signed by both parties. The following Exhibits, if any, have been made a part of this lease before the parties' execution hereof.

25. Effective date of this agreement is January 1, 1998.

Signed this 31st day of December, 1997.

BY: /s/

Monsoon International Mfg & Dist., Inc. (Lessee)

BY: /s/

R. Douglas Dahl (Lessor)

EXHIBIT 6.9

COMMERCIAL LEASE

This lease is made between R. DOUGLAS DAHL, herein called Lessor, and MONSOON INTERNATIONAL MANUFACTURING DISTRIBUTION, INC., herein called Lessee.

Lessee hereby offers to lease from Lessor the premises situated in the City of FOWLER, County of FRESNO, State of CALIFORNIA, described as A WAREHOUSE, QUARTER ACRE OF LAND AREA, SUBJECT PROPERTY DEVELOPMENT WITH A 4,500 SQUARE FOOT METAL INDUSTRIAL BUILDING, THE PROPERTY IS LOCATED AT 105 TUOLUMNE, FOWLER 93625, upon the following TERMS and CONDITIONS:

1. Term and Rent. Lessor demises the above premises for a term of 3 years, commencing January 1, 1998, and terminating on December 31, 2000 or sooner as provided herein at the annual rental of Eight Thousand Four Hundred Dollars ($8,400.00) payable in equal installments in advance on the first day of the month for that month's rental, during the term of this lease. All rental payments shall be made to Lessor, at the address specified above.

2. Use. Lessee shall use and occupy the premises for STORAGE. The premises shall be used for no other purpose. Lessor represents that the premises may lawfully be used for such purpose.

3. Care and Maintenance of Premises. Lessee acknowledges that the premises are in good order and repair, unless otherwise indicated herein. Lessee shall, at his own expense and at all times, maintain the premises in good and safe condition, including plate glass, electrical wiring, plumbing and heating installations and any other system or equipment upon the premises, and shall surrender the same at termination hereof, in as good condition as received, normal wear and tear expected. Lessee shall be responsible for all repairs required, excepting the roof, exterior walls, structural foundations, and:

4. Alternations. Lessee shall not, without first obtaining the written consent of Lessor, make any alterations, additions, or improvements, in, to or about the premises.

5. Ordinances and Statutes. Lessee shall comply with all statutes, ordinances and requirements of all municipal, state and federal authorities now in force, or which may hereafter be in force, pertaining to the premises, occasioned by or affecting the use thereof by Lessee.

6. Assignment and Subletting. Lessee shall not assign this lease or sublet any portion of the premises without prior written consent of the Lessor, which shall not be unreasonably withheld. Any such assignment or subletting without consent shall be void and, at the option of the Lessor, may terminate this lease.

7. Utilities. All applications and connections for necessary utility services on the demised premises shall be made in the name of Lessee only, and Lessee shall be solely liable for utility charges as they become due, including those for sewer, water, gas and electricity.

8. Entry and Inspection. Lessee shall permit Lessor or Lessor's agents to enter upon the premises at reasonable times upon reasonable notice, for the purpose of inspecting the same, and will permit Lessor at any time within sixty (60) days prior to the expiration of this lease, to place upon the premises any usual "To Let" or "For Lease" signs, and permit persons desiring to lease the same to inspect the premises thereafter.

9. Possession. If Lessor is unable to deliver possession of the premises at the commencement hereof, Lessor shall not be liable for any damage caused thereby, nor shall this lease be void or voidable, but lessee shall not be liable for any rent until possession is delivered. Lessee may terminate this lease if possession is not delivered within 30 days of the commencement of the term hereof.

10. Indemnification of Lessor. Lessor shall not be liable for any damage or injury to Lessee,or any other person, or to any property, occurring on the demised premises or any part thereof, and Lessee agrees to hold Lessor harmless from any claim for damages, no matter how caused.

11. Insurance. Lessee, at his expense, shall maintain plate glass and public liability insurance including bodily injury and property damage insuring Lessee and Lessor with minimum coverage as follows:

Lessee shall provide Lessor with a Certificate of Insurance showing Lessor as additional insured. The Certificate shall provide for a ten-day written notice to Lessor in the event of cancellation or material change of coverage. To the maximum extent permitted by insurance policies, which may be owned by Lessor or Lessee, Lessee and Lessor, for the benefit of each other, waive any and all rights of subrogation which might otherwise exist.

12. Eminent Domain. If the premises or any part thereof or any estate therein, or any other part of the building materially affecting Lessee's use of the premise, shall be taken by eminent domain, this lease shall terminate on the date when title vests pursuant to such taking. The rent, and any additional rent, shall be apportioned as of the termination date, and any rent paid for any period beyond that date shall be repaid to Lessee. Lessee shall not be entitled to any part of the award for such taking or any payments in lieu thereof, but Lessee may file a claim for any taking of fixtures and improvements owned by Lessee, and for moving expenses.

13. Destruction of Premises. In the event of a partial destruction of the premises during the term hereof, from any cause, Lessor shall forthwith repair the same, provided that such repairs can be made within sixty (60) days under existing governmental laws and regulations, but such partial destruction shall not terminate this lease, except that Lessee shall be entitled to a proportionate reduction of rent while such repairs are being made, based upon the extent to which the making such repairs shall interfere with the business of Lessee on the premises. If such repairs cannot be made within said sixty (60) days, Lessor, at his option, my make the same within reasonable time, this lease continuing in effect with the rent proportionately abated as aforesaid, and in the event that Lessor shall not elect to make such repairs which cannot be made within sixty (60) days, this lease may be terminated at the option of either party. In the event that the building in which the demised premises may be situated is destroyed to an extent of not less than one-third of the replacement costs thereof, Lessor may elect to terminate this lease whether the demised premises be injured or not. A total destruction of the building which the premises may be situated shall terminate this lease.

14. Lessor's Remedies on Default. If Lessee defaults in the payment of rent, or any additional rent, or defaults in the performance of any of the other covenants or conditions hereof, Lessor may give Lessee notice of such default and if Lessee does not cure any such default within THIRTY (30) days, after the giving of such notice (or if such other default is of such nature that it cannot be completely cured within such period, if Lessee does not commence such curing within such THIRTY (30) days and thereafter proceed with reasonable diligence and in good faith to cure such default), then Lessor may terminate this lease on not less than TEN (10) days' notice to Lessee. On the date specified in such notice the term of this lease shall terminate, and Lessee shall then quit and surrender the premises to Lessor, but Lessee shall remain liable as hereinafter provided. If this lease shall have been so terminated by Lessor, Lessor may at any time thereafter resume possession of the premises by any lawful means and remove Lessee or other occupants and their effects. No failure to enforce any term shall be deemed a waiver.

15. Security Deposit. NONE

16. Tax Increase. In the event there is any increase during any year of the term of this lease in the City, County or State real estate taxes over and above the amount of such taxes assessed for the tax year during which the term of this lease commences, whether because of increase rate or valuation, Lessee shall pay to Lessor upon presentation of paid tax bills an amount equal to FIFTY PERCENT (50%) of the increase in taxes upon the land and building in which the leased premises are situated. In the event that such taxes are assessed for a tax year extending beyond the term of the lease, the obligation of Lessee shall be proportionate to the portion of the lease term included in such year.

17. Common Area Expenses. In the event the demised premises are situated in a shopping center or in a commercial building in which there are common areas, Lessee agrees to pay his pro-rata share of maintenance, taxes, and insurance for the common area.

18. Attorney's Fees. In case a suit should be brought for recovery of the premises, or for any sum due hereunder, or because of any act which may arise out of the possession of the premises, by either party, the prevailing party shall be entitled to all costs incurred in connection with such action, including a reasonable attorney's fee.

19. Notices. Any notice which either party may, or is required to give, shall be given by mailing the same, postage prepaid, to Lessee at the premises, or Lessor at the address first written, or at such other places as may be designated by the parties from time to time.

20. Heirs, Assigns, Successors. This lease is binding upon and inures to the benefit of the heirs, assigns and successors in interest to the parties.

21. Option to Renew. Provided that Lessee is not in default in the performance of this lease, Lessee shall have the option to renew the lease for an additional term of TWELVE (12) months commencing at the expiration of the initial lease term. All of the terms and conditions of the lease shall apply during the renewal term except that the monthly rent shall be the sum of EIGHT HUNDRED DOLLARS ($800.00) The option shall be exercised by written notice given to Lessor not less than THIRTY (30) days prior to the expiration of the initial lease term. If notice is not given in the manner provided herein within the time specified, this option shall expire.

22. Subordination. This lease is and shall be subordinated to all existing and future liens and encumbrances against the property.

23. Lessor can at his option allow lessee to defer payment of rents for an additional rental charge of $100.00 per month for such deferral. However the entire rent due and the deferral charges are payable in full on or before the expiration of the initial term of the lease.

24. Entire Agreement. The foregoing constitutes the entire agreement between the parties and may be modified only by a writing signed by both parties. The following Exhibits, if any, have been made a part of this lease before the parties' execution hereof.

25. Effective date of this agreement is January 1, 1998.

Signed this 31st day of December, 1997.

BY: /s/

Monsoon International Mfg & Dist., Inc. (Lessee)

BY: /s/

R. Douglas Dahl (Lessor)

EXHIBIT 6.10

PROMISSORY NOTE

Principal Amount: $100,000.00 Date: August 14, 1997

FOR VALUE RECEIVED, the undersigned promises to pay to The Ermine Trust, or order the sum of One Hundred Thousand Dollars ($100,000.00), together with interest thereon at the rate of Six Percent (10%) per annum on the unpaid balance.

SAID PRINCIPAL AND INTEREST SHALL BE ALL DUE AND PAYABLE NO LATER THAN ONE YEAR FROM THE DATE, AT A PLACE DESIGNATED BY THE HOLDER HEREOF.

THIS PROMISSORY NOTE IS UNSECURED.

This Note shall at the option of the holder hereof be immediately due and payable upon failure to make any payment due hereunder or for breach of any condition of any security interest, mortgage, pledge agreement or guaranty granted as collateral security for this Note or breach of any condition of any security agreement or mortgage, if any, having a priority over any security agreement or mortgage on collateral granted, in whole or in part, as collateral security for this Note or upon the filing by any of the undersigned of an assignment for benefit of creditors, bankruptcy, or for relief under any provisions of the Bankruptcy Code: or by suffering an involuntary petition in bankruptcy or receivership not vacated within thirty days.

In the event this Note shall be in default, and placed with an attorney for collection, then the undersigned agree to pay all reasonable attorney fees and costs of collection. Payments not made within 10 days of due date shall be subject to a late chare of 5% of said payment and shall accrue interest at the rate of 10% per annum calculated retroactive to the due date.

The undersigned may prepay this Note in whole or in part without penalty.

This Note shall be fully assignable to any other party at the option of the holder hereof and may be sold, hypothecated or pledged as collateral by the holder hereof. Should this Note be assigned or sold notice shall be provided to the Debtor for proper payment.

Signed this 14th day of August, 1997.

MONSOON INTERNATIONAL

MANUFACTURING & DISTRIBUTION, INC.

By: /s/

Michael E. James, Secretary

EXHIBIT 6.11

LEIBMAN & OESCH, L.L.P.

A Professional Limited Liability Partnership

Attorneys At Law

24 Greenway Plaza, Suite 1210

Houston, Texas 77046

Telephone 713/961-9399

Telecopier 713/961-7997

Neil M. Leibman

Bradford N. Oesch

Of Counsel

Lana R. Dieringer

January 10, 1997

Monsoon International Manufacturing & Distribution, Inc.

P.O. Box 460

Sanger, CA 93657

Dear Sir:

It is our understanding that Monsoon International Manufacturing & Distribution, Inc. (The "Company") is a Nevada corporation formed August 31, 1994, which intends to purchase Dahl Specialty Manufacturing which manufactures and distributes fireproof insulation systems.

It is our understanding that the Company desires growth through raising money in a private placement transaction and becoming a publicly-traded company. In connection therewith, the Company wishes to hire Leibman & Oesch, L.L.P. (hereinafter referred to as "L&O") to assist in the development and execution of a plan of financing and reorganization whereby:

I. The Company will undertake to sell up to 750,000 share of its common stock, $.001 par value ("Common Stock") at $1.00 per share in a private placement transaction (hereinafter referred to as the "Private Placement"); and

II. Assuming the sale of at least 50,000 shares of Common Stock in the Private Placement, the Company will file with the National Association of Securities Dealers ("NASD") a disclosure statement on Form 15C-211 to establish a market for its common stock on the Over The Counter-Bulletin Board.

The foregoing steps are referred to herein as the "Plan". This letter sets forth the Agreement between the Company and L&O with respect to the Plan.

It is understood by the Company that L&O is a law firm that will coordinate the Plant. The Company may retain Cohen, Brame & Smith, a Professional Corporation, (hereinafter referred to as "CBS") to insure compliance with securities laws as its attorneys in connection with the Plan and may also retain another law firm to assist it with corporate and business matters unrelated to the Plan.

The Company will obtain and provide L&O audited financial statements documenting its asset base, income and net worth for preparation of its private placement memorandum.

A. Private Placement

The Private Placement contemplated by this Agreement shall be a private offering designed to be exempt from federal registration pursuant to Regulation D, Rule 504, promulgated under the Act. The Private Placement shall be sold by the Company or third-party broker-dealers on a best efforts basis. A private placement memorandum (the "Memorandum") shall be prepared by the Company and CBS with the assistance of L&O, which assistance shall be limited to advice on certain matters relating to the marketing of the Private Placement. The Memorandum shall include audited financial statements of the Company. The Company (with the assistance of CBS) shall file an appropriate notice form with the SEC and with the securities commissions of any states into which the Private Placement offering is made, to the extent required.

The shares issued in the Private Placement shall in general be "Restricted Securities" subject to certain resale limitations provided under state blue sky laws and shall accordingly be issued with restrictive legends. Notwithstanding the foregoing, L&O believes that the Private Placement will qualify for a registration exemption under California law which will permit shares to be issued to California residents without restrictive legend provided that the offers are made only to "qualified purchasers" as that term is defined in Section 25102(n) of the California Corporations Code. Private Placement shares may be issuable without restrictive legend in certain other states as well, but the availability of appropriate exemptions therefore will need to be confirmed by the Company and CBS.

The Private Placement shall be for a maximum of 750,000 shares of Common Stock at $1.00 per shares, subject to a minimum subscription requirement of 50,000 shares ($50,000) (the "Minimum Offering"). Selling commissions of up to ten percent, plus non-accountable expense allowances of up to an additional five percent, may be paid to broker-dealers who agree to sell shares in the Private Placement.

L&O shall receive a fixed, non-accountable fee of $75,000 as compensation for its services and advancement of expenses, plus 300,000 shares of common stock as follows: 150,000 from the private placement in exchange for services and 150,000 shares of restricted stock. Said cash amount shall be payable out of proceeds from the Private Placement as follows: The first $75,000 of net proceeds (after subtracting broker commissions and fees or consulting fees in lieu thereof) from the Private Placement shall be paid to L&O; all remaining net proceeds from the Private Placement shall be paid to the Company. Notwithstanding anything to the contrary, no funds shall be released to Company until at least $50,000 net of commissions and fees are raised. In addition L&O shall receive a $1,000.00, reimbursement for courier charges and binding expenses.

L&O shall advance at the outset only up to $5,000.00 in expenses in connection with the preparation of the Private Placement memorandum, and legal work in connection therewith as well as state filing fees for California. In the event the minimum offering amount of $50,000 is not reached and escrow is not broken, the Company shall owe L&O a fee of $5,000.00. In the event $50,000 is reached and escrow is broken but sufficient cash is not raised in the Private Placement to pay the full $75,000 fee due L&O, that portion of payment shall be made in the form of common stock valued at $1.00 per share.

The Company shall be responsible for its formation expenses, accounting fees (including fees and expenses charged by the auditor), expenses related to establishing market makers for the Company's Common Stock and transfer agent fees. L&O shall pay the fees of Standard & Poors for the timely listing in the Corporation Manual (in order to establish secondary trading blue-sky exemptions in a number of states), NASD application, and initial stock issuance fees, fees of obtaining a CUSIP number and printing costs for stock certificates. The Company agrees to pay its fees as they come due. The Company further agrees to cooperate fully in the Plan, including completion of all necessary corporate documentation, provision of all information reasonably requested by the SEC, NASD, L&O, CBS or the auditor in connection with the Plan in a timely and responsive fashion.

L&O shall coordinate the Private Placement by working with the Company, its auditor, broker-dealers and CBS. L&O shall also pay the legal fees, costs of preparation and printing of the Memorandum and certain blue sky registration fees in connection with the Private Placement. L&O cannot however ensure the success of the Private Placement and in no way guarantees that any funds will be raised in the Private Placement.

B. Form 15C-211

Upon the successful sale of the Minimum Offering, the Company shall, cause L&O to commence preparation of a Form 15C-211 to be filed with the National Association of Securities Dealers ("NASD") as soon as practicable thereafter. The Company shall also obtain updated audited financial statements shall be at the expense of the Company. The Company with the assistance of L&O and CBS and its auditors shall respond to any and all comments by NASD and shall use its best efforts to obtain the approval of NASD for listing on the Over The Counter-Bulletin Board: L&O shall pay for only two sets of responses by CBS to any deficiency from NASD regarding the Form 15C-211. The Company shall pay all other legal expenses thereafter in connection with NASD responses or other requirements. L&O shall identify potential market markers and coordinate the work in connection with the preparation and filing of the Form 15C-211.

L&O cannot ensure the listing or approval of the Company and NASD and in no way guarantees any listing or market maker participation. Further, a NASD member must file the Form 15C-211 and there is no guarantee L&O can find a member to file same.

Assuming successful completion of the Private Placement, the Company's issued and outstanding Common Stock shall be as follows:

Shares Issued to Parent Company - 4,000,000

Shares Issued to Private Placement - 750,000

L&O (restricted) - 150,000

TOTAL - 5,000,000

Your execution of this letter constitutes your acceptance of the Plan and your acknowledgement that you have read and understood the provisions of this Agreement, including that L&O does not guarantee the success of the Private Placement and that L&O's right to compensation does not depend upon the success or failure of the Private Placement except as expressly set forth herein.

This Agreement shall supersede all prior written and oral agreements between the Company and L&O.

Very truly yours,

/s/

Neil M. Leibman

For the Firm

NMB:cdd

Agreed and Accepted as of the date of the letter.

CORPORATION /s/

By: /s/

Title:

EXHIBIT 6.12

Leibman & Oesch, L.L.P.

A Professional Limited Liability Partnership

Attorneys at Law

24 Greenway Plaza, Suite 1210

Houston, Texas 77046

Telephone: 713/961-9399

Telecopier: 713/961-7997

Neil M. Leibman

Bradford N. Oesch

Of Counsel

Lana R. Dieringer

March 19, 1997

MONSOON INERNATIONAL MANUFACTURING

& DISTRIBUTION, INC.

P.O. Box 460

Sanger, California 93657

RE: AMENDED CONTRACT

Dear Sir:

It is our understanding that Monsoon International Manufacturing & Distribution, Inc. (The "Company") is a Nevada corporation formed August 13, 1991, which intends to purchase Dahl Specialty Manufacturing which manufactures and distributes fireproof insulation systems.

It is our understanding that the company desires growth through raising money in a private placement transaction and becoming a publicly-traded company. In connection therewith, the Company wishes to hire Leibman & Oesch, L.L.P. (hereinafter referred to as "L&O") to assist in the development and execution of a plan of financing and reorganization whereby:

1. The Company will undertake to sell up to 980,000 shares of its common stock, $.001 par value "(Common Stock") at $1.00 per share in a private placement transaction (hereinafter referred to as the "Private Placement"); and

2. Assuming the sale of at least 50,000 shares of Common Stock in the Private Placement, the Company will file with the National Association of Securities Dealers ("NASD") a disclosure statement of Form 15C-211 to establish a market for its common stock on the Over The Counter-Bulletin Board.

The foregoing steps are referred to herein as the "Plan". This letter sets forth the Agreement between the Company and L&O with respect to the Plan.

It is understood by the Company that L&O is a law firm that will coordinate the Plan. The Company may retain Cohen, Brame & Smith, a Professional Corporation, (hereinafter referred to as "CBS") to insure compliance with securities laws as its attorneys in connection with the Plan and may also retain another law firm to assist it with corporate and business matters unrelated to the Plan.

The Company will obtain and provide L&O audited financial statements documenting its asset base, income and net worth for preparation of its private placement memorandum.

A. Private Placement

The Private Placement contemplated by this Agreement shall be a private offering designed to be exempt from federal registration pursuant to Regulation D, Rule 504, promulgated under the Act. The Private Placement shall be sold by the Company or third-party broker-dealers on a best efforts basis. A private placement memorandum (the "Memorandum") shall be prepared by the Company and CBS with the assistance of L&O, which assistance shall be limited to advice on certain matters relating to the marketing of the Private Placement. The Memorandum shall include audited financial statements of the Company. The Company (with the assistance of CBS) shall file an appropriate notice form with the SEC and with the securities commissions of any states into which the Private Placement offering is made, to the extent required.

The shares issued in the Private Placement shall be in general be "Restricted Securities" subject to certain resale limitations provided under state blue sky laws and shall accordingly be issued with restrictive legends. Notwithstanding the foregoing, L&O believes that the Private Placement will qualify for a registration exemption under California law which will permit shares to be issued to California residents without restrictive legend provided that the offers are made only to "qualified purchasers" as that term is defined in Section 25102(n) of the California Corporations Code. Private Placement shares may be issuable without restrictive legend in certain other states as well, but the availability of appropriate exemptions therefor will need to be confirmed by the Company and CBS.

The Private Placement shall be a maximum of 980,000 shares of Common Stock at $1.00 per share, subject to a minimum subscription requirement of 50,000 shares ($50,000.00) (the "Minimum Offering"). Selling commissions of up to ten percent, plus non-accountable expense allowances of up to an additional five percent, may be paid to broker-dealers who agree to sell shares in the Private Placement.

L&O shall receive a fixed, non-accountable fee of $75,000.00 as compensation for its services and advancement of expenses, plus 300,000 shares of common stock as follows: 150,000 from the private placement in exchange for services and 150,000 shares of restricted stock. Said cash amount shall be payable out of proceeds from the Private Placement as follows: The first $75,000 of net proceeds (after subtracting broker commissions and fees or consulting fees in lieu thereof) from the Private Placement shall be paid to L&O; all remaining net proceeds from the Private Placement shall be paid to the Company. Notwithstanding anything to the contrary, no funds shall be released to the Company until at least $50,000 net of commissions and fees are raised. In addition L&O shall receive a $1,000.00 reimbursement for courier charges and binding expenses.

L&O shall advance at the outset only up to $5,000.00 in expenses in connection with the preparation of the Private Placement memorandum, and legal work in connection therewith as well as state filing fees for California. In the event the minimum offering amount of $50,000.00 is not reached and escrow is not broken, the Company shall owe L&O a fee of $5,000.00. In the event $50,000.00 is reached and escrow is broken but sufficient cash his not raised in the Private Placement to pay the full $75,000.00 fee due L&O, that portion of payment shall be made in the form of common stock valued at $1.00 per share.

The Company shall be responsible for its formation expenses, accounting fees (including fees and expenses charged by the auditor), expenses related to establishing market makers for the Company's Common Stock and transfer agent fees. L&O shall pay the fees of Standard & Poors for the timely listing in the Corporation Manual (in order to establish secondary trading blue-sky exemptions in a number of states), NASD application, and initial stock issuance fees, fees of obtaining a CUSIP number of printing costs for stock certificates. The Company agrees to pay its fees as they come due. The Company further agrees to cooperate fully in the Plan, including completion of all necessary corporate documentation, provision of all information reasonably requested by the SEC, NASD, L&O, CBS or the auditor in connection with the Plan in a timely and responsive fashion.

L&O shall coordinate the Private Placement by working with the Company, its auditor, broker-dealers and CBS. L&O shall also pay the legal fees, costs of preparation and printing of the Memorandum and certain blue sky registration fees in connection with the Private Placement. L&O cannot however ensure the success of the Private Placement and in no way guarantees that any funds will be raised in the Private Placement.

B. Form 15C-211

Upon the successful sale of the Minimum Offering, the Company shall, cause L&O to commence preparation of a Form 15C-211 to be filed, by a registered broker-dealer, with the National Association of Securities Dealers ("NASD") as soon as practicable thereafter. The Company shall also obtain updated audited financial statements as of a date sufficiently recent for inclusion with the Form 15C-211, and the cost to update the financial statements shall be at the expense of the Company. The Company, with the assistance of L&O and CBS and its auditors, shall respond to any and all comments by NASD and shall use its best efforts to obtain the approval of NASD for listing on the Over The Counter-Bulletin Board; L&O shall pay for only two sets of responses by CBS to any deficiency from NASD regarding the Form 15C-211. The Company shall pay all other legal expenses thereafter in connection with NASD responses or other requirements. L&O shall identify potential market markers and coordinate the work in connection with the preparation and filing of the Form 15C-211.

L&O cannot ensure the listing or approval of the Company with NASD and in no way guarantees any listing or market maker participation. Further, a NASD member must file the Form 15C-211 and there is no guarantee L&O can find a member to file same.

Assuming successful completion of the Private Placement, the Company's issued and outstanding Common Stock shall be as follows:

Shares Issued to Parent Company - 4,000,000

Shares Issued to Private Placement - 980,000

L&O (restricted and unrestricted) - 300,000

TOTAL - 5,280,000

Your execution of this letter constitutes your acceptance of the Plan and your acknowledgement that you have read and understood the provisions of this Agreement, including that L&O does not guarantee the success of the Private Placement and that L&O's right to compensation does not depend upon the success or failure of the Private Placement except as expressly set forth herein.

This Amended Agreement shall supersede all prior written and oral agreements between the Company and L&O.

Very truly yours,

/s/

Neil M. Leibman

For the Firm

NMI:sm

AGREED AND ACCEPTED AS OF THE DATE OF THIS LETTER:

CORPORATION: MICHAEL JAMES

By:

Title:

EXHIBIT 6.13

ASSIGNMENT CONVEYANCE AND BILL OF SALE

THIS ASSIGNMENT CONVEYANCE AND BILL OF SALE is made effective March 31, 1997 by and between Monsoon L.P. (Partnership) and Monsoon International Manufacturing & Distribution, Inc., a Nevada corporation ("Monsoon").

WHEREAS, Partnership desires to sell and Monsoon desires to purchase certain technologies relating to blown insulation and fireproofing machinery, which technologies are more fully described on Exhibit "A" attached hereto (the "Technology"); and

WHEREAS, Partnership desires to sell and Monsoon desires to purchase all of the assets of the Partnership, such assets being more fully described on Exhibit "B" attached hereto (the Assets); and

NOW, THEREFORE, for and in consideration of the mutual covenants, representations, warranties and conditions hereinafter set forth, the parties hereto agree as follows:

1. Purchase Price. Upon the terms and subject to the conditions and covenants of this Assignment Conveyance and Bill of Sale, Monsoon shall issue to Partnership 1,000,000 shares of common stock, $.001 par value, of Monsoon (the "Stock"), which Stock shall be fully paid and nonassessable.

2. For good and valuable consideration recited herein, the receipt and sufficiency of which is hereby acknowledged by Partnership, the Partners agree as follows:

(a) Partnership hereby grants, sells, assigns, transfers and sets over unto Monsoon, its successors and assigns, all right title and interest in and to the Technology, any and all renewals and extensions thereof, any and all causes of action heretofore accrued in Partnership's favor for infringement thereof, and any and all proceeds thereof, together with the goodwill of the business of Partnership symbolized by trademarks included in the Technology.

(b) Partnership hereby grants, sells, assigns, transfers and sets over unto Monsoon, its successors and assigns, all right, title and interest in and to all assets set forth on Exhibit "B".

3. Technology Representations. Partnership represents and warrants to Monsoon that:

(a) Partnership owns (i) all patents, trademarks, trade names, service marks and copyrights; (ii) all applications for any of the foregoing; and (iii) all other technology, know-how and tangible or intangible proprietary information or material that are in any material respect necessary for the manufacture, sale or use of any product or process relating to the Technology, or any service so offered relating to the Technology, except as set forth on Exhibit "A" attached hereto. Exhibit "A" sets forth the Technology including, without limitation, (i) all patents, patent applications, reissues, divisions and continuations-in-part; (ii) each patent number, country, filing and expiration date and title; (iii) all registered trademarks and pending registrations of trademarks including, for each such trademark, the registration number, country, filing and expiration date, mark and class; (iv) all registered copyrights and applications for registration of copyrights including, with respect to each such copyright, the registration number, country and filing and expiration date; (v) all licenses and other contracts or commitments to which Partnership is a party (either as licensor or licensee) or by such terms of which Partnership is otherwise bound relating to the patents, trademarks, trade names, copyrights or proprietary know-how or technical assistance; and (vi) all inventions relating to the Technology made by employees of Partnership that are not covered in patents or patent applications including, for each such invention, the title, name of inventor and date of invention.

(b) No claims have been asserted, and nothing has come to the attention of Partnership that can reasonably suggest the existence of any threat to assert any claim, by any person or other entity (i) to the effect that manufacture, sale or use of any product or process relating to the Technology, or any service so offered relating to the Technology, infringes upon any patent, trademark, trade name, service mark or copyright; (ii) against the use by Partnership of any trademark, trade name, technology, know-how or process necessary for the use of the Technology; or (iii) challenging or questioning the title, validity or effectiveness of any item included in the Technology.

4. Assignment of Assets. Partnership hereby assigns, transfers and conveys all of its right, title and interest in and to the Partnership Assets, including all intellectual property rights thereto and all inventions relating thereto and any and all renewals and extensions thereof, any and all cause of action heretofore accrued in Partnership's favor for infringement thereof, and any and all proceeds thereof, together with the goodwill of the businesses of Partnership symbolized by trademarks included in the Partnership Assets. The assets assigned herein are free and clear of any and all liens, or encumbrances.

Partnership has not asserted any claim or infringement, misappropriation or misuse in connection with any patent, trademark, trade name, service mark, copyright technology or know-how relating to the Technology.

The transactions contemplated by this Assignment Conveyance and Bill of Sale shall not in any way adversely affect any title or other rights with respect to the Technology or any part thereof which were acquired from any third party.

5. Asset Representations. Monsoon is not acquiring and shall not in any way assume any liabilities of the Partnership in connection with this Agreement. All assets are conveyed with good and marketable title, free and clear of any and all liens and encumbrances.

6. Covenants.

(a) Partnership covenants and agrees to and with Monsoon and its successors and assigns to warrant and defend the assignment of the Technology and Assets hereunder against all and every person or persons whomever at Partnership's sole cost and expense.

(b) Partnership shall indemnify and hold Monsoon harmless against, from and in respect to (and shall on demand reimburse Monsoon for) any and all damages, losses, obligations, liabilities, claims, encumbrances, liens, deficiencies, costs and expenses (including, without limitation, reasonable attorneys' fees and other costs and expenses incident to any suit, action, investigation, claim or proceeding) suffered, sustained, incurred or required to be paid from any and all losses, liabilities or damages suffered or incurred by Monsoon by reason of any breach of the representations by Partnership contained herein. Partnership shall, at its expense, defend Monsoon against any claim made against Monsoon in which claim it is alleged that the Technology or Assets as furnished to Monsoon pursuant to this Assignment Conveyance and Bill Of Sale and as used within the scope of the grants hereunder, infringe a U.S. Patent, copyright, trademark or trade secret belonging to any third party, and Partnership will pay all costs, damages and attorneys' fees that a Court finally awards against Monsoon as a result of such claim, provided that (i) Monsoon promptly notifies Partnership in writing of any such claim, and (ii) Monsoon allows Partnership to control, and fully cooperates with Partnership in, the defense and all related settlement negotiations. If such a claim of infringement has occurred, or in Partnership's judgment is likely to occur, Monsoon agrees to allow Partnership, at Partnership's option and expense, to procure the right for Monsoon to continue using the Technology and/or Assets or to replace or modify them so that they become noninfringing.

(c) Partnership shall execute and deliver to Monsoon a UCC-1 financing statement for any accounts receivable included in the Assets in a form reasonably acceptable to Monsoon for filing with the California Secretary of State, the Nevada Secretary of State or such states as may be necessary.

(d) Partnership shall be responsible for collecting and shall use its best efforts to collect any accounts receivable when and as they come due and shall pay all proceeds thereof to Monsoon upon receipt by Partnership. Notwithstanding the foregoing, Partnership shall not be required to incur out-of-pocket costs to collect the accounts receivable, if any.

7. General Terms.

(a) The terms of this Assignment Conveyance and Bill of Sale may be modified, in writing only, by the mutual consent of each party.

(b) No waiver of a breach of any term or provision of this Assignment Conveyance and Bill of Sale shall be construed or operate as a waiver of any other breach of the terms or provisions of this Assignment Conveyance and Bill Of Sale.

(c) This Assignment Conveyance and Bill of Sale shall be governed and construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have agreed and set their hands by proper persons duly authorized to become effective upon the date first set forth above.

MONSOON LIMITED PARTNERS

By /s/

Managing, General Partner

MONSOON INTERNATIONAL MANUFACTURING &

DISTRIBUTION, INC.

By: /s/

Title: President

V-President

EXHIBIT 6.13

SCHEDULE "A"

MONSOON TECHNOLOGY

1. Following Models developed to date:

a) Monsoon 1000 (gas and diesel models)

b) Monsoon 1000 Thunderbolt (electric model)

c) Monsoon 500 (electric, gas and diesel models)

d) Monsoon 1000 Recycle System

2. All research and development to date, including without limitation, designs, applications templates, prints, drawings, testing, analysis and training.

3. All rights to patents, patents pending, patent applications and rights to patent.

4. All trademarks, services marks, registration marks, pending registration marks, both common law and statutory.

Executed March 31, 1997.

MONSOON LIMITED PARTNERSHIP

By: /s/

Michael E. James, President

Pacific Sands, Inc., General Partner

MONSOON INTERNATIONAL

MANUFACTURING & DISTRIBUTION, INC.

By: /s/

R. Douglas Dahl, President

EXHIBIT 6.13

SCHEDULE "B"

Monsoon Inventory

ITEM	APPLICATION	PART NO.	QTY.

MONSOON INSULATION EQUIPMENT
Recycling System - Prototype			1
Monsoon 1000 Complete			1
Monsoon 1000 Shells			1
Monsoon 1000 Jigs - Complete Set			2

USED INSULATION EQUIPMENT
Hazelbaker			2
Promax			2
Unimatic Shell			1
Unimatic Complete			1
Magnificant 7 Shells			3
Vanco			2
Vanco Shells			5
Mello 1500			4
Meyers Shells			4

MONSOON PARTS & ACCESSORIES
Relay Boxes			7
Blower Trees			5
Pump Brackets			6
Wall Blowing Adapters			3
Air Intake Tubes			5
Feed Gates			5
Pepper Pots			30
Pickers			7
Aluminum Hose Connectors		3"	20
Aluminum Hose Connectors		4"	10
Hose Reducers		3" to 2 1/2"	3
Hose Reducers		2 1/2 to 2"	2
Hose Reducers		2 1/2" to 1 1/2"	4
Blower Connectors			3
Straight Blower Connectors			2
Roots Blower		RA 147	2
Sutorbilt Blower		4 LP	1
Paddle Wheels			1
Fluff Wheels			2
Battery Boxes			6
Kohler Engines	(Rebuilt)	K582	6

POWER TOOLS
Large Hand Grinder & Sander		Black & Decker	2
Small Hand Grinder & Sander		Black & Decker	2
Air Hose (feet)			500

EXHIBIT 6.13 SCHEDULE "B" Monsoon Inventory 31-Mar-97
ITEM	APPLICATION	PART NO.	QTY

HAND TOOLS			15
Vice Grip Clamp Pliers			1
Shop Hand Tools	Sockets, wrenches, chisels, screw drivers, transer punch sets, drill bit sets, wire cutters, hammers, etc.)

NUTS & BOLTS		1/4" TO 5/8"	1

SPECIALITY TOOLS - ELECTRONIC
TESTING EQUIPMENT
Amprobe			1
Colt Meter			1
Hand Tach/Hour Meter Manual			1
Hand Tach/Hour Meter Electronic			1

STEEL
Angle Iron		1" to 3"	1
Channel		2" to 6"	1
Flat Bar		1/4" x 1/4" to 3/8" x 3"	1
Round Bar Stock		1/4" to 2"	1
Flat Plat Hot & Cold Rolles		16 ga to 3/8"	1
			1
ELECTRICAL SUPPLIES
Electric Cork			1
Breakers			1
Relays			1
Electric Cluches NEW			1
Electric Cluches USED			1
Switches		2 & 3 way	1
Plugs			1
Wire Looms			1

ADDITIONAL SHOP EQUIPMENT
Mills			2
Ten Foot Chicago Press Break			1
14' 1/4" Plate Shear			1
Large Iron Worker	160 Ton		1
Small Iron Worker			1
Central 5/8" Drill Presss			1
Continental 5/8" Drill Press			1
30" Lathe			1
15" Lathe			1
Linde Wire Feed Mig Welder			1
Linde Mig Welder			1
Miller Mig Welder			1
			1
EXHIBIT 6.13 SCHEDULE "B" Monsoon Inventory 31-Mar-97
ITEM	APPLICATION	PART NO.	QTY.

Lincoln Arc Welders	350 AMP		6
Large Hydraulic Press			1
Wells 8m Band Saw			1
Dayton Band Saw			1
Trip Hammer			1
Threading Machine	(for pipe)		1
Air Compressor	5 hp		1
Acetylene Welding Units			3
Table Grinders			4
Set Hand Rolls			1
Small Punch Press			1
Hand Tools	(tool boxes, dies, punches, etc)		1
Large Hyster Forklift			1

ACCESSORIES EQUIPMENT	(sawhorses, paint guns, tool & metal racks, workbenches, ets.)		1
ROLLING STOCK
Trailers			3
Dodge Pickup	1961		1
Ford Flatbed	1956		1
Used Bobtail Van Trucks	(used for parts) 1962-1985)		7
Ford 1 Ton Truck	1976		1
Ford Courier Truck	1981		1
Nissan 1 Ton Truck	1984		1
Ford 2 Ton Flatbed Truck	1964 Cabover Model		1
Chevrolet 1 Ton Flatbed Truck	1972		1

Executed March 31, 1997

MONSOON LIMITED PARTNERSHIP

By: /s/ Michael E. James, President Pacific Sands, Inc. General Partner

MONSOON LIMITED PARTNERSHIP

By: /s/
R. Douglas Dahl, President

EXHIBIT 6.14

R.R.A.M. Advertising and Publishing Co.

Business Consultant

625 Derby Drive South

Oceanside, New York 11572-2611

Email - "mailto:RRRAM@aol.com">RRRAM@aol.com

Phone / Fax: 1-516-764-8163

To: Monsoon International Manufacturing & Distribution, Inc.

P.O. Box 216

14660 E. Manning Ave.

Parlier, Ca. 93648

C/o Mr. R. Douglas Dahl

CEO Monsoon

To reiterate our understanding:

Secure the irrevocable/assignable option to purchase the Blue Ridge Gypsum Mining claims south of Mesquite, NV owned by Wendel Leavitt.

Whereas, Robert Swinton, working with other consultants, (to be named) has facilitated said project to a successful completion effective March 25, 1999.

Whereas, consultants verbally assigned rights to Monsoon O.T.C.B.B. (MIMF) effective March 25, 1999.

Now, therefore for and in consideration of, the mutual promises and covenant contained therein, the parties agree as follows.

1.'s;Restricted stock to be immediately issued as further prescribed.

    KC Rogers, one million nine hundred thousand shares (1,900,000).
    Paul Swinton, nine hundred and fifty thousand shares (950,000).
    Joseph Swinton, nine hundred and fifty thousand shares (950,000).
    Andrew Vito, two hundred thousand shares (200,000).

2.'s;A one hundred thousand-dollar ($100,000) total reimbursement and consulting fee paid to both Mr. KC Rogers and Mr. Robert Swinton.

3.'s;Terms and conditions of contract signed March 25, 1999 by KC Rogers, Robert Swinton and Wendel Leavitt to be upheld in full by Mr. R. Douglas Dahl on behalf of Monsoon (MIMF).

4.'s;Business consultants herein named, assume no liability for completed and ongoing business consulting activities. This serves as notice that Monsoon International Manufacturing & Distributors, Inc., warrants said consultants and holds each harmless.

5.'s;In the event of International Manufacturing & Distributors, Inc., selling the asset, it is agreed between all parties that a minimum price to be placed upon the asset of 600 million. It is further agreed that Robert Swinton, KC Rogers and R. Douglas Dahl receive 50% of the sale of the asset or $300,000,000.00 whichever is greater, to be distributed evenly between them.

6.'s;The parties signing below hereby warrant and represent they have full legal authority to execute this Agreement on behalf of their Corporation and/or individually and hereby execute this Agreement under penalty of perjury. This agreement shall be binding on the parties hereto, their heirs, assigns, executors, administrators and all others succeeding in interest to any party either directly or indirectly.

7.'s;This Agreement contains the entire understanding between the parties hereto with respect to subject matter contained herein and superceded all prior written or oral communications, negotiations, understanding or agreements of any kind with respect to such subject manner. No amendment or modification of the Agreement shall be effective unless made or agreed to in writing by authorized representatives of parties hereto. Failure by either party hereto to enforce any right under this Agreement shall not be construed as a waiver of such rights nor shall a waiver by either party hereto in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.

8.'s;Facsimile copies of all signed contracts shall be legal and binding. In evidence of their mutual agreements, all parties herein place their signature.

Accepted and Agreed:

/s/

Robert Swinton's;'s;'s;'s;'s;3/25/99

Business Consultant's;'s;'s;'s;Date

/s/

R. Douglas Dahl's;'s;'s;'s;'s;3/25/99's;'s;'s;

Business Consultant's;'s;'s;'s;Date

CEO Monsoon Intl Mfg & Dist., Inc.

/s/

KC Rogers's;'s;'s;'s;'s;3/25/99

Business Consultant's;'s;'s;'s;Date

TERRA MINERALS CORPORATION

3700 South Highland Drive

Salt Lake City, Utah 83106

Tel: (801) 273-3957

Fax: (801) 273-3956

Wendell Leavitt

4501 Hayes Place

Las Vegas, NV 89107

March 25, 1999

Mr. Leavitt:

We certainly appreciate your effort to work within the window of opportunity we have to utilize the Blue Ridge mining claims south of Mesquite, NV.

The following outline will summarize purchasers offer, hereafter referred to as consultants, to the Leavitt's and others, hereafter referred to as owners, to purchase the Blue Ridge mining claims and to conclude a plan for completion of remaining due diligence so as to fully execute the purchase offer and put the mine into production.

1. A down payment of $20,000 will be made the week of the 21st of March 1999, to secure the irrevocable/assignable option to purchase the Blue Ridge mining claims hereafter referred to as mining claims.

2. During the period of time required by consultants to finalize remaining due diligence, geology, mining and engineering plans, possible construction of a wallboard manufacturing facility, and all permitting and governmental studies, the sum of $10,000 per month would be paid to the owners.

3. Following the conclusion of due diligence and the items in number 2 above, the consultants will do one of the following:

a. pay $150,000 cash plus a $1.25 royalty per ton with a minimum of 20,000 tons per month.

b. pay $1,500,000 cash and a royalty of .50 cents per ton.

4. Consultants would ask owners to work with consultants on an on-going basis to make sure all filings and documents are handled properly and that additional claims, to secure the entire deposit, would be filed.

5. Consultants desire the right to first option on the La Mesa property with a 30 day option to evaluate the possibility of acquiring the rights to that property.

6. Consultants will report all monthly volumes of mined material to the owners.

7. Consultants will stake all additional claims on the property, both lode and placer, through the owners and shall become subject to the terms of this agreement.

8. In the event that any valuable mineral carrying vein is uncovered during the course of operations, consultants will work with owners to property file the claim and determine a reasonable royalty for the particular ore.

9. This agreement is binding on the parties hereto their successors, heirs and assigns.

10. Consultants shall have the sole and exclusive rights to develop the mineral claims and to execute all contracts in the furtherance thereof.

11. Consultants shall hold owners harmless from any liability claims made against consultants or any third party in respect to this agreement.

12. It shall be the responsibility of the consultants to keep current with the appropriate agencies all mineral claims covered under this agreement.

13. Consultants agree to acquire and keep current all necessary permits needed for mining and operations.

14. This agreement is contingent upon consultant's procurement of mining permits.

15. In the event consultants are usable to make the minimum payments, the owners shall have the right to terminate this agreement upon 60 days written notice if acceptable arrangements are not made to bring said obligations current.

16. Consultants shall have the right to terminate this agreement upon 60 days written notice if gypsum quality falls below minimum requirements to meet contract obligations; or any other circumstance beyond consultants control including acts of God should cause the necessity to discontinue operations.

If these terms are acceptable to the principals please signify by signing below:

The parties hereto agree this document may be delivered via facsimile and shall be considered legally binding and enforceable.

Robert Swinton, Consultant /s/

KC Rogers /s/

Wendell Leavitt, Owner and Power of Attorney

For owners /s/

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Monsoon International Manufacturing & Distribution, Inc.

Date: December 31, 1999's;'s;'s;By: /s/

's;'s;'s;'s;R. Douglas Dahl, President